     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 7, 1997

                                                      REGISTRATION NO. 333-01327
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                         POST-EFFECTIVE AMENDMENT NO. 2
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                             WASTE MANAGEMENT, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                  4953
    (STATE OR OTHER JURISDICTION OF           (PRIMARY STANDARD INDUSTRIAL
     INCORPORATION OR ORGANIZATION)           CLASSIFICATION CODE NUMBER)

                                   36-2660763
                      (I.R.S. EMPLOYER IDENTIFICATION NO.)

                             3003 BUTTERFIELD ROAD
                           OAK BROOK, ILLINOIS 60523
                                 (630) 572-8800
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

   HERBERT A. GETZ, ESQ. SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             WASTE MANAGEMENT, INC.
                             3003 BUTTERFIELD ROAD
                           OAK BROOK, ILLINOIS 60523
                                 (630) 572-8800
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ----------------

           FILING AMENDED PROSPECTUS AND AMENDING ITEM 16 OF PART II

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             WASTE MANAGEMENT, INC.

                               ----------------

                             CROSS REFERENCE SHEET
  SHOWING LOCATION IN PROSPECTUS OF INFORMATION REQUIRED BY ITEMS OF PART I OF
                                    FORM S-1

              ITEM IN FORM S-1                     LOCATION IN OR CAPTION IN PROSPECTUS
              ----------------                     ------------------------------------
 1.Forepart of the Registration Statement and  Cover Page of Prospectus
     Outside Front Cover Page of Prospectus..
 2.Inside Front and Outside Back Cover Pages   Inside Front Cover Page
     of Prospectus...........................
 3.Summary Information, Risk Factors and Ra-
     tio of Earnings to Fixed Charges........  Summary
 4.Use of Proceeds...........................  Securities Covered by this Prospectus
 5.Determination of Offering Price...........  Inapplicable
 6.Dilution..................................  Inapplicable
 7.Selling Security Holders..................  Cover Page of Prospectus; Securities
                                                Covered by this Prospectus
 8.Plan of Distribution......................  Securities Covered by this Prospectus
 9.Description of Securities to be Regis-      Cover Page of Prospectus; Description of
     tered...................................   Capital Stock
10.Interests of Named Experts and Counsel....  Inapplicable
11.Information with Respect to the Registrant
(a)..........................................  The Company; Business of the Company;
                                                Consolidated Financial Statements Notes 7
                                                and 13
(b)..........................................  Property and Equipment
(c)..........................................  Legal Proceedings
(d)..........................................  Market Prices of Common Stock; Dividends
(e)..........................................  Consolidated Financial Statements of Waste
                                                Management, Inc. and Subsidiaries
(f)..........................................  Selected Consolidated Financial Data
(g)..........................................  Consolidated Financial Statements Note 17
(h)..........................................  Management's Discussion and Analysis of
                                                Results of Operations and Financial
                                                Condition
(i)..........................................  Inapplicable
(j)..........................................  Management
(k)..........................................  Management
(l)..........................................  Securities Ownership of Certain Beneficial
                                                Owners; Securities Ownership of Management
(m)..........................................  Management
12.Disclosure of Commission Position on In-    Inapplicable
     demnification for Securities Act Liabil-
     ities...................................

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
       PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED AUGUST 7, 1997

PROSPECTUS

                                2,138,961 SHARES

                                      LOGO

                             WASTE MANAGEMENT, INC.

                                  COMMON STOCK

                                  $1 PAR VALUE

                                   --------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
    PASSED  UPON  THE   ACCURACY  OR  ADEQUACY   OF  THIS  PROSPECTUS.   ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   --------

  The 2,138,961 shares of common stock, $1 par value per share, covered by this prospectus may be offered and issued from time to time in connection with acquisitions of other businesses, properties or securities in business combination transactions in accordance with Rule 415(a)(1)(viii) of Regulation C under the Securities Act of 1933, as amended (the "1933 Act"). See "Securities Covered by this Prospectus" herein.

  This prospectus has also been prepared for use, with the Company's prior consent, by persons who have received or will receive shares in connection with such acquisitions and who wish to offer and sell such shares under circumstances requiring or making desirable its use. See "Securities Covered by this Prospectus" herein, and see the inside back cover page hereof for the identity of such individuals, if any.

  On August 4, 1997, the reported closing sale price for the Company's common stock on the New York Stock Exchange Composite Tape as reported in The Wall Street Journal (Midwest Edition) was $32 13/16. See "Market Prices of Common Stock; Dividends" herein.

                                   --------

                    THE DATE OF THIS PROSPECTUS IS   , 1997.

                                          Printed on recycled paper
                                                                            LOGO

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY WASTE MANAGEMENT, INC. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER WOULD BE UNLAWFUL.

                               TABLE OF CONTENTS

Available Information.....................   2
Summary...................................   3
The Company...............................   8
Securities Covered by this Prospectus.....  10
Market Prices of Common Stock; Dividends..  12
Selected Consolidated Financial Data......  13
Management's Discussion and Analysis of
 Results of Operations and Financial
 Condition................................  15
Business of the Company...................  31
 General..................................  31
 North American Solid and Hazardous Waste
  Management Services.....................  32
  Solid Waste Management, Recycling and
   Related Services.......................  32
   Collection.............................  32
   Transfer...............................  33
   Recycling and Energy Recovery..........  33
   Disposal...............................  34
   Related Services.......................  35
  Hazardous Waste Management and Related
   Services...............................  35
   Chemical Waste Management Services.....  35
   Low-Level and Other Radioactive Waste
    Services..............................  37
 International Waste Management and
  Related Services........................  37
  Collection Services.....................  38
  Treatment and Disposal Services.........  39
 Trash-to-Energy and Related Services.....  40
 Regulation...............................  41
  Waste Management Services...............  43
   Solid Waste............................  43
   Hazardous Waste........................  44
  Trash-to-Energy and Related Services....  45
  RCRA....................................  46

  Superfund................................  47
  International Waste Management
   and Related Services....................  48
Competition................................  48
Insurance..................................  50
Employees..................................  51
Acquisitions and Dispositions..............  51
Property and Equipment.....................  52
Management.................................  54
 Directors and Executive Officers..........  54
 Compensation of Executive Officers........  57
 Stock Options.............................  59
 Long-Term Incentive Plan Awards...........  61
 Pension and Retirement Plans..............  62
 Compensation of Directors.................  63
 Outside Directors' Plans..................  63
 Stock Option Plans for Non-Employee
  Directors................................  63
 Directors' Charitable Endowment Program...  64
 Compensation Committee Interlocks
  and Insider Participation................  64
 Certain Transactions......................  65
Securities Ownership of Management.........  68
 Ownership of Company Common Stock.........  68
 Ownership of WTI Common Stock.............  70
 Ownership of WM International Ordinary
  Shares...................................  71
Securities Ownership of Certain Beneficial
 Owners....................................  72
Legal Proceedings..........................  73
Description of Capital Stock...............  75
Experts....................................  76
Additional Information.....................  76
Index to Financial Statements.............. F-1

                             AVAILABLE INFORMATION
  Waste Management, Inc. (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 2120, Washington, D.C. 20549; and at the public reference facilities maintained by the regional offices of the Commission at 7 World Trade Center, Suite 1300, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained by mail, upon payment of the Commission's customary charges, from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Company's common stock is listed on the New York Stock Exchange (the "NYSE") and the Chicago Stock Exchange (the "CSE"), and such reports, proxy statements and other information concerning the Company can also be inspected at the NYSE's offices at 20 Broad Street, New York, New York 10005 and at the CSE's offices at 440 South LaSalle Street, Chicago, Illinois 60605.

  This prospectus constitutes a part of a Registration Statement (the "Registration Statement") filed by the Company with the Commission under the 1933 Act. This prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and the exhibits relating thereto for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is hereby made to a copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto can be inspected and copied at the Commission's public reference facilities referred to above.

                                    SUMMARY

The Company.... Waste Management, Inc. (formerly known as "WMX Technologies,
                Inc.")

Location....... The Company's executive offices are located at:
                 3003 Butterfield Road
                 Oak Brook, Illinois 60523
                 (630) 572-8800

Business....... The Company is a leading international provider of waste management services.

                The Company provides integrated solid waste management services in North America through Waste Management of North America, Inc., a wholly owned subsidiary of the Company (referred to herein, together with its subsidiaries and certain affiliated companies providing waste management and related services, as "WMNA"). The Company's solid waste management services are provided to commercial, industrial, municipal and residential customers, as well as to other waste management companies and consist of solid waste collection, transfer, resource recovery and disposal services. As part of these services, the Company is engaged in providing, through its Recycle America(R) and other programs, paper, glass, plastic and metal recycling services to commercial and industrial operations and curbside collection of such materials from residences and in removing methane gas from sanitary landfill facilities for use in electricity generation. In addition, through WMNA the Company provides Port-O-Let(R) portable sanitation services to municipalities and commercial and special event customers. WMNA also manages the on-site industrial cleaning services businesses owned by the Company's Rust International Inc. subsidiary.

                The Company also provides hazardous waste management services. The Company's chemical waste treatment, storage, disposal and related services in North America are provided through WMNA and Chemical Waste Management, Inc., a wholly owned subsidiary of the Company (referred to herein, together with its subsidiaries, as "CWM"), and are provided to commercial and industrial customers, as well as to other waste management companies and to governmental entities. Through Advanced Environmental Technical Services, L.L.C., a 60%-owned subsidiary of the Company (referred to herein, together with its subsidiaries as "AETS"), the Company provides on-site integrated hazardous waste management services, including hazardous waste identification, packaging, removal and recycling services, to industrial, institutional and governmental customers. Through its wholly owned Chem-Nuclear Systems, L.L.C. subsidiary (referred to herein, together with its subsidiaries, as "Chem-Nuclear"), the Company also furnishes radioactive waste management services, primarily to electric utilities and governmental entities.

                The Company provides comprehensive waste management and related services outside North America through Waste Management International plc, a subsidiary owned approximately 56% by the Company and 12% each by the Company's Rust International Inc. and Wheelabrator Technologies Inc. subsidiaries (referred to herein, together with its subsidiaries, as "Waste Management International"). Waste Management International provides a wide range of solid and hazardous waste management and related services (or has interests in projects or companies providing such services) in eight countries in Europe, seven countries in the Asia-Pacific region and Argentina, Brazil, and Israel. Until February 1997, when the interest was sold, Waste Management International also had an approximately 20% interest in Wessex Water Plc, a United Kingdom publicly traded company providing water treatment, water distribution, wastewater treatment and sewage services ("Wessex").

                Wheelabrator Technologies Inc., an approximately 67%-owned subsidiary of the Company (referred to herein, together with its subsidiaries, as "WTI"), is a leading developer of facilities and systems for, and provider of services to, the trash-to-energy and waste fuel powered independent power markets. WTI develops, arranges financing for, operates and owns facilities that dispose of trash and other waste materials in an environmentally acceptable manner by recycling them into electrical or steam energy. WTI is also pursuing the development, ownership and operation of power plants for industrial customers. In addition, WTI is involved in the treatment and management of biosolids resulting from the treatment of wastewater by converting them into useful fertilizers and the recycling of organic wastes into compost material useable for horticultural and agricultural purposes. WTI also designs, fabricates and installs technologically advanced air pollution control systems and equipment. In 1996, WTI sold its water process, manufacturing and custom engineering businesses and in 1997 sold its water contract operations, outsourcing and privatization businesses. See "Acquisitions and Dispositions" and "Recent Developments" herein. The Company has offered to acquire all of the approximately 33% of WTI's outstanding shares not already owned by the Company. See "Recent Developments" herein.

                Rust International Inc., a subsidiary owned approximately 60% by the Company and 40% by WTI (referred to herein, together with its subsidiaries, as "Rust"), provides a variety of on-site industrial cleaning services, a business which is managed by WMNA, and provides hazardous, radioactive and mixed waste program and facilities management services, primarily to the United States Department of Energy and other federal government agencies. Such services include waste treatment, storage, characterization and disposal and privatization services. Rust also has an approximately 41% interest in NSC Corporation, a publicly traded provider of asbestos abatement and other specialty contracting services ("NSC"), and an approximately 37% interest in OHM Corporation, a publicly traded provider of environmental remediation services ("OHM"). Rust also provides environmental and infrastructure engineering and consulting services, although in 1997 Rust began implementing plans to exit this business. In 1996, Rust sold its process engineering, construction, specialty contracting and related services business and its scaffolding rental and erection business. See "Acquisitions and Dispositions" herein.

                             FINANCIAL INFORMATION
  (SEE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY BEGINNING ON PAGE F-1)

                                                                                            THREE MONTHS ENDED
                                                                                                 MARCH 31
                                          YEAR ENDED DECEMBER 31,                               (UNAUDITED)
                        ----------------------------------------------------------- -----------------------------------
                          1992(1)   1993(2)(3)    1994(3)   1995(3)(4)  1996(3)(5)     1996        1997
                        ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                             (000'S OMITTED, EXCEPT PER SHARE AMOUNTS)
Revenue from
 continuing
 operations...........  $ 8,661,027 $ 7,827,280 $ 8,482,718 $ 9,053,018 $ 9,186,970 $ 2,144,479 $ 2,198,308
Income from continuing
 operations...........  $   850,036 $   418,086 $   742,306 $   618,243 $   477,791 $   180,179 $   178,412
Earnings per common
 and common equivalent
 share from continuing
 operations...........  $      1.72 $       .86 $      1.53 $      1.27 $       .97 $      0.37 $      0.37
Total assets..........  $14,114,180 $16,080,265 $17,083,042 $18,364,274 $18,366,592 $18,945,387 $18,033,599
Long-term debt, less
 portion payable
 within one year......  $ 4,312,511 $ 6,143,685 $ 6,024,478 $ 6,390,041 $ 6,971,607 $ 6,385,833 $ 6,139,969
Dividends per share...  $       .50 $       .58 $       .60 $       .60 $       .63 $      0.15 $      0.16

---------
(1) The results for 1992 include a non-taxable gain of $240,000,000 (before minority interest) resulting from the initial public offering of Waste Management International, special charges of $219,900,000 (before tax and minority interest) primarily related to writedowns of the Company's medical waste business, CWM incinerators in Chicago, Illinois and Tijuana, Mexico and a former subsidiary's investment in its asbestos abatement business and certain restructuring costs incurred by the subsidiary and CWM related to the formation of Rust, and one time after-tax charges aggregating $71,139,000, or $.14 per share, related to the cumulative effect of adopting two new accounting standards.
(2) The results for 1993 include a non-taxable gain of $15,109,000 (before minority interest) relating to the issuance of shares by Rust, as well as a special asset revaluation and restructuring charge of $550,000,000 (before tax and minority interest) recorded by CWM related primarily to a revaluation of CWM's thermal treatment business, and a provision of approximately $14,000,000 to adjust deferred income taxes resulting from the 1993 tax law change.
(3) In 1995, the Rust Board of Directors approved a plan to sell or otherwise discontinue Rust's process engineering, construction, specialty contracting and similar lines of business. During 1996, the sale of the industrial process engineering and construction businesses, based in Birmingham, Alabama, was completed. In 1996, WTI sold its water process systems and equipment manufacturing businesses, and Rust sold its industrial scaffolding business. In 1997, WTI sold its water and wastewater facility operations and privatization business, and Rust began implementing plans to exit its remaining domestic and international engineering and consulting business. CWM is also exiting its fuels blending business. Accordingly, these businesses have been segregated as discontinued operations in the financial statements since 1993. It is not practical to restate periods prior to the formation of Rust on January 1, 1993, for the discontinued operations. See Note 15 to the Company's Consolidated Financial Statements.

(4) The results for 1995 include a special charge of $140,600,000 (before tax) recorded by CWM, primarily to write off its investment in facilities and technologies that it abandoned because they did not meet customer service or performance objectives, and a special charge of $194,600,000 (before tax and minority interest) recorded by Waste Management International relating to actions it had decided to take to sell or otherwise dispose of non-core businesses and investments, as well as core businesses and investments in low potential markets, abandon certain hazardous waste treatment and processing technologies, and streamline its country management organization. See Note 14 to the Company's Consolidated Financial Statements.
(5) The results for 1996 include special charges of $107,900,000 (before minority interest) related to Waste Management International's sale of its investment in Wessex and a charge of $169,500,000 (before minority interest) to revalue its investments in France, Austria and Spain in contemplation of exiting all or part of these markets or forming joint ventures and to write off an investment in a hazardous waste disposal facility. Also in 1996, the Company and CWM recorded special charges of $255,000,000 (before tax) for reengineering their finance and administrative functions and increasing reserves for certain litigation. See Note 14 to the Company's Consolidated Financial Statements.
(6) Certain amounts have been restated to conform to 1997 classifications.

RECENT DEVELOPMENTS

  On April 9, 1997, Waste Management International announced that its German subsidiary granted VEW AG, a German energy utility, an option to purchase its waste-to-energy plant located in Hamm, Germany for DM 245 million (approximately $139 million), and that Waste Management International has the right to require VEW AG to purchase the facility for a price of DM 210 million (approximately $119 million). Both options are exercisable on or before January 2, 1998, but can be extended for three additional months in certain circumstances.

  On June 6, 1997, the Company announced that it had completed the sale of most of the Company's Canadian solid waste assets to a subsidiary of USA Waste Services, Inc., for approximately $120 million in cash and approximately $60 million in USA Waste Services, Inc. common stock.

  On June 20, 1997, the Company announced that its Board of Directors had approved a cash offer to acquire all of the outstanding publicly held shares of WTI for $15.00 per share. The Company announced that the proposed transaction would take the form of a merger of a wholly owned subsidiary of the Company into WTI, and that the merger would be subject to the approval of a special committee of independent directors of WTI and the holders of a majority of the outstanding shares of WTI, other than shares held by the Company, who vote at a special meeting of WTI stockholders to be called for that purpose. The Company also announced that the Board had weighed the acquisition of the publicly held shares of Waste Management International, but decided to defer indefinitely any consideration of such a transaction.

  On June 23, 1997, Waste Management International announced the sale of substantially all of its remaining operations in France for approximately $45 million in cash plus deferred consideration of cash and notes to be paid over a five-year period in respect of assumed intercompany debt and certain contingencies. On July 3, 1997 Waste Management International announced the sale of its 60% interest in a company providing waste management services in Spain for approximately $15 million, as a result of which Waste Management International no longer has operations in Spain.

  On July 14, 1997, the Company announced that its Board of Directors had elected Ronald T. LeMay as Chairman, President and Chief Executive Officer of the Company, and that Dean L. Buntrock had resigned as Chairman and Chief Executive Officer.

  On July 22, 1997, the Company reported its results for the quarter and six months ended June 30, 1997. The Company's second quarter 1997 net income from continuing operations was $180 million, or $0.39 per share, compared with $218 million, or $0.44 per share, in 1996. Revenue from continuing operations was $2.33 billion in the current and year-earlier quarter. Six months 1997 net income from continuing operations was $358 million, or $0.75 per share, versus $398 million, or $0.81 per share, a year earlier. Revenue from continuing operations for the first six months of 1997 was $4.53 billion compared with $4.48 billion a year earlier. The results for the quarter and six months ended June 30, 1997 include the Company's share ($10,400,000 after-tax, or $0.02 per share) of a special charge recorded by OHM.

  In the first six months of this year, the Company divested 17 solid waste operations in North America (including most of its Canadian operations) for a total price of $265 million.

  The Company also indicated that in light of the above-described results, the Company has revised its full-year earnings estimate to $1.65 per share for 1997, excluding the effect of the OHM special charge. This estimate should be evaluated in light of the discussion under "Management's Discussion and Analysis of Results of Operations and Financial Condition--Forward-Looking Statements" at page 31 below.

                                  THE COMPANY

  Waste Management, Inc. (formerly known as "WMX Technologies, Inc.") is a leading international provider of waste management services. Unless the context indicates to the contrary, as used in this report the terms "Company" and "Waste Management" refer to Waste Management, Inc. and its subsidiaries.

  The Company provides integrated solid waste management services in North America through Waste Management of North America, Inc., a wholly owned subsidiary (referred to herein, together with its subsidiaries and certain affiliated companies providing waste management and related services as "WMNA"). The Company's solid waste management services are provided to commercial, industrial, municipal and residential customers, as well as to other waste management companies and consist of solid waste collection, transfer, resource recovery and disposal services. As part of these services, the Company is engaged in providing, through its Recycle America(R) and other programs, paper, glass, plastic and metal recycling services to commercial and industrial operations and curbside collection of such materials from residences and in removing methane gas from sanitary landfill facilities for use in electricity generation. In addition, through WMNA the Company provides Port-O-Let(R) portable sanitation services to municipalities and commercial and special event customers. WMNA also manages the on-site industrial cleaning services businesses owned by the Company's Rust International Inc. subsidiary.

  The Company also provides hazardous waste management services. The Company's chemical waste treatment, storage, disposal and related services in North America are provided through WMNA and Chemical Waste Management, Inc., a wholly owned subsidiary of the Company (referred to herein, together with its subsidiaries, as "CWM"), and are provided to commercial and industrial customers, as well as to other waste management companies and to governmental entities. Through Advanced Environmental Technical Services, L.L.C., a 60%- owned subsidiary of the Company (referred to herein, together with its subsidiaries, as "AETS"), the Company provides on-site integrated hazardous waste management services, including hazardous waste identification, packaging, removal and recycling services to industrial, institutional and governmental customers. Through its Chem-Nuclear Systems, L.L.C. wholly owned subsidiary (referred to herein, together with its subsidiaries, as "Chem-Nuclear"), the Company also furnishes radioactive waste management services, primarily to electric utilities and governmental entities.

  The Company provides comprehensive waste management and related services outside North America through Waste Management International plc, a subsidiary owned approximately 56% by the Company and 12% each by the Company's Rust International Inc. and Wheelabrator Technologies Inc. subsidiaries (referred to herein, together with its subsidiaries, as "Waste Management International"). Waste Management International provides a wide range of solid and hazardous waste management and related services (or has interests in projects or companies providing such services) in ten countries in Europe, seven countries in the Asia-Pacific region and Argentina, Brazil, and Israel. Until February 1997, when the interest was sold, Waste Management International also had an approximately 20% interest in Wessex Water Plc, an English publicly traded company providing water treatment, water distribution, wastewater treatment and sewage services ("Wessex").

  Wheelabrator Technologies Inc., an approximately 67% owned subsidiary of the Company (referred to herein, together with its subsidiaries, as "WTI") is a leading developer of facilities and systems for, and provider of services to, the trash-to-energy and waste fuel powered independent power markets. WTI develops, arranges financing for, operates and owns facilities that dispose of trash and other waste materials in an environmentally acceptable manner by recycling them into electrical or steam energy. WTI is also pursuing the development, ownership and operation of power plants for industrial customers. In addition, WTI is involved in the treatment and management of biosolids resulting from the treatment of wastewater by converting them into fertilizers and the recycling of organic wastes into compost material useable for horticultural and agricultural purposes. WTI also designs, fabricates and installs technologically advanced air pollution control systems and equipment. In 1996, WTI sold its water process, manufacturing and custom engineering businesses and in 1997 sold its water contract operations, outsourcing and privatization businesses. See "Acquisitions and Dispositions" herein. The Company has offered to acquire all of the approximately 33% of WTI's outstanding shares not already owned by the Company. See "Summary--Recent Developments" herein.

  Rust International Inc., a subsidiary owned approximately 60% by the Company and 40% by WTI (referred to herein, together with its subsidiaries, as "Rust"), provides a variety of on-site industrial cleaning services, a business which is managed by WMNA, and provides hazardous, radioactive and mixed waste program and facilities management services, primarily to the United States Department of Energy and other federal government agencies. Such services include waste treatment, storage, characterization and disposal and privatization services. Rust also has an approximately 41% interest in NSC, a publicly traded provider of asbestos abatement and other specialty contracting services, and an approximately 37% interest in OHM, a publicly traded provider of environmental remediation services. Rust also provides environmental and infrastructure engineering and consulting services, a business which is to be sold or otherwise disposed. In 1996, Rust sold its process engineering, construction, specialty contracting and related services business and its scaffolding rental and erection business. See "Acquisitions and Dispositions" herein.

  Until April 1997, the Company also owned an approximately 20% interest in ServiceMaster Limited Partnership, a provider of management services, including management of health care, education and commercial facilities, and lawn care, pest control and other consumer services ("ServiceMaster"). The Company has sold its interest to ServiceMaster. See "Acquisitions and Dispositions" herein.

  The Company's strategic plans call for the Company to focus on the provision of waste management services and to continue to sell or discontinue various businesses which do not fit within that focus. The Company has therefore reported its continuing operations as being within a single industry segment-- waste management services. The Company's continuing consolidated revenues were approximately $8.5 billion in 1994, $9.1 billion in 1995 and $9.2 billion in 1996. For information relating to the expenses and assets of the Company's operations, see the Company's Consolidated Financial Statements appearing elsewhere in this prospectus, and, for information relating to the Company's operations in different geographic groups, see Note 13 thereto. For interim periods, the revenues and net income of certain of the Company's operations may fluctuate for a number of reasons, including reduced activity for some businesses during the winter months.

  Regulatory or technological developments relating to the environment may require companies engaged in waste management services and related businesses, including the Company, to modify, supplement or replace equipment and facilities at costs which may be substantial. Because the continuing business in which the Company is engaged is intrinsically connected with the protection of the environment and the potential discharge of materials into the environment, a material portion of the Company's capital expenditures is, directly or indirectly, related to such items. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" set forth on pages 15 to 31 of this prospectus for a review of property and equipment expenditures by the Company for the last three years. The Company does not expect such expenditures, which are incurred in the ordinary course of business, to have a material adverse impact on its and its subsidiaries' combined earnings or its subsidiaries' competitive position in the foreseeable future because the Company's business is based upon compliance with environmental laws and regulations and its services are priced accordingly.

  Although the Company strives to conduct its operations in compliance with applicable laws and regulations, the Company believes that, in the existing climate of heightened legal, political and public awareness and concerns, companies in the waste management services industry, including the Company, will be faced, in the normal course of operating their businesses, with fines and penalties and the need to expend funds for remedial work and related activities with respect to waste treatment, disposal and trash-to-energy facilities. Where the Company concludes that it is probable that a liability has been incurred, a provision is made in the Company's financial statements for the Company's best estimate of the liability based on management's judgment and experience, information available from regulatory agencies and the number, financial resources and relative degree of responsibility of other potentially responsible parties who are jointly and severally liable for remediation of a specific site, as well as the typical allocation of costs among such parties. If a range of possible outcomes is estimated and no amount within the range appears to be a better estimate than any other, then the Company provides for the minimum amount within the range, in accordance with generally accepted accounting principles. Such estimates are subsequently revised, as necessary, as additional information becomes available. While the Company does not anticipate that the amount of any such revision will have a material adverse effect on the Company's operations or financial condition, the measurement of environmental liabilities is inherently difficult and the possibility remains that technological, regulatory or enforcement developments, the results of environmental studies, or other factors could materially alter this expectation at any time. Such matters could have a material adverse impact on earnings for one or more fiscal quarters or years.

  While in general the Company's business has benefited from increased governmental regulation, the business itself is subject to extensive and evolving regulation by federal, state, local and foreign authorities. Due to the complexity of regulation of the industry and to public pressure, implementation of existing and future laws, regulations or initiatives by different levels of government may be inconsistent and difficult to foresee. In addition, the demand for certain of the Company's services may be adversely affected by the amendment or repeal, or reduction in enforcement of, federal, state and foreign laws and regulations on which the Company's business is dependent. Demand for certain of the Company's services may also be adversely affected by delays or reductions in funding, or failure of legislative bodies to fund, agencies or programs under such laws and regulations. The Company makes a continuing effort to anticipate regulatory, political and legal developments that might affect its operations but is not always able to do so. The Company cannot predict the extent to which any legislation or regulation that may be enacted, amended, repealed or enforced, or any failure or delay in enactment or enforcement of legislation or regulations or funding of agencies or programs, in the future may affect its operations.

  The Company was incorporated in Delaware in 1968 and subsequently succeeded to certain businesses owned by its organizers and others. The Company's common stock is listed on the New York Stock Exchange and the Chicago Stock Exchange under the trading symbol "WMX" and is also listed on the Frankfurt Stock Exchange, the London Stock Exchange and the Swiss Stock Exchanges in Basle, Zurich and Geneva.

                     SECURITIES COVERED BY THIS PROSPECTUS

  The shares of common stock of the Company covered by this prospectus are available for use in connection with acquisitions of other businesses, properties or securities in business combination transactions, which may relate to businesses similar or dissimilar to the Company's waste management services operations. The consideration offered by the Company in such acquisitions, in addition to any shares of common stock offered by this prospectus, may include cash, debt or other securities (which may be convertible into shares of common stock of the Company covered by this prospectus), or assumption by the Company of liabilities of the business being acquired, or a combination thereof. The terms of acquisitions typically are determined by negotiations between the Company and the owners of the businesses, properties or securities (including newly issued securities) to be acquired, with the Company taking into account such factors as the quality of management, the past and potential earning power and growth of the businesses, properties or securities to be acquired, and other relevant factors. Shares of common stock issued to the owners of the businesses, properties or securities to be acquired normally are valued at a price reasonably related to the market value of the common stock either at the time the terms of the acquisition are tentatively agreed upon or at or about the time or times of delivery of the shares.

  With the Company's consent, this prospectus may also be used by persons who have received or will receive from the Company common stock covered by this prospectus or by prospectuses under other registration statements in connection with acquisitions and who may wish to sell such stock under circumstances requiring or making desirable its use. The Company's consent to such use may be conditioned upon such persons' agreeing not to offer more than a specified number of shares following supplements or amendments to this prospectus, which the Company may agree to use its best efforts to prepare and file at certain intervals. The Company may require that any such offering be effected in an organized manner through securities dealers. Sales by means of this prospectus may be made from time to time privately at prices to be individually negotiated with the purchasers, or publicly through transactions on the New York or Chicago Stock Exchanges (which may involve crosses and block transactions), or in the over-the-counter market, at prices reasonably related to market prices at the time of sale or at negotiated prices. Broker-dealers participating in such transactions may act as agent or as principal and, when acting as agent, may receive commissions from the purchasers as well as from the sellers (if also acting as agent for the purchasers). The Company may indemnify any broker-dealer participating in such transactions against certain liabilities, including liabilities under the 1933 Act. Profits, commissions and discounts on sales by persons who may be deemed to be underwriters within the meaning of the 1933 Act may be deemed underwriting compensation under that Act.

  Stockholders may also offer shares of common stock of the Company issued in past and future acquisitions by means of prospectuses under other available registration statements or pursuant to exemptions from the registration requirements of the 1933 Act, including sales which meet the requirements of Rule 144 or Rule 145(d) under that Act, and stockholders should seek the advice of their own counsel with respect to the legal requirements for such sales.

  This prospectus may be supplemented or amended from time to time to reflect its use for resales by persons who have received shares of common stock of the Company in connection with acquisitions by the Company and with respect to whom the Company has consented to the use of this prospectus in connection with sales of such stock. See the inside back cover page of this prospectus for the identity of any such persons.

                   MARKET PRICES OF COMMON STOCK; DIVIDENDS

  The following table sets forth by quarter for the periods indicated the high and low sale prices of the Company's common stock on the New York Stock Exchange Composite Tape as reported by the Wall Street Journal (Midwest Edition), and also shows the cash dividends declared per share during such periods.

                                               MARKET PRICE
                                             ----------------   CASH DIVIDENDS
                                               HIGH     LOW   DECLARED PER SHARE
                                             -------- ------- ------------------
1995
----
First Quarter............................... $ 29 5/8 $25 3/4        $.15
Second Quarter..............................   28 3/4  26 3/4         .15
Third Quarter...............................   32 1/2  28 1/4         .15
Fourth Quarter..............................   30 7/8  26 3/8         .15
1996
----
First Quarter............................... $ 32 1/8 $27 3/4        $.15
Second Quarter..............................   36 1/8  31 5/8         .16
Third Quarter...............................   33 1/4  28 5/8         .16
Fourth Quarter..............................   36 5/8  32 1/8         .16
1997
----
First Quarter...............................  $37 1/2 $30 1/8        $.16
Second Quarter..............................   34 1/4  28             .17
Third Quarter (through August 4, 1997)...... 33 13/16  30 3/8

  See the cover page of this prospectus for a recent sale price of the Company's common stock.

  At March 19, 1997, the Company had approximately 50,000 stockholders of record.

  Due in part to the high level of public awareness of the business in which the Company is engaged, regulatory enforcement proceedings or other unfavorable developments involving the Company's operations or facilities, including those in the ordinary course of business, may be expected to engender substantial publicity which could from time to time have an adverse impact upon the market price for the Company's common stock.

  From September 1990 to December 1995, the Company maintained a program for the purchase of up to 25,000,000 shares of its common stock from time to time in the open market or in privately negotiated transactions. No Company shares were repurchased under this program in 1995. In December 1995, the Company terminated the program and announced that its Board of Directors had authorized the Company's repurchase of up to an additional 25,000,000 shares of the Company's common stock from time to time over the following 24-month period in open market or privately negotiated transactions. During 1996, the Company purchased 14,390,000 shares pursuant to this program at a cost of approximately $473,560,000. In February 1997, the Company's Board of Directors approved a new repurchase program to replace the program approved in December 1995. Under the new program, the Company is authorized to purchase during 1997 and 1998 up to 50 million shares of its common stock in the open market, in privately negotiated transactions or through issuer tender offers. As part of this new program, the Company, during the second quarter of 1997, conducted a "Dutch auction" tender offer whereby the Company repurchased 30 million shares of its common stock at a price of $30 per share.

  During 1994, 1995 and 1996, the Company sold put options on 42.3 million shares of its common stock in conjunction with the repurchase program. The put options give the holders the right at maturity to require the Company to repurchase its shares at specified prices. If an option is exercised, the Company may elect to pay the holder in cash the difference between the strike price and the market price of the Company's shares, in lieu of repurchasing the stock. For information concerning the exercise or expiration of these put options and related information, see "Management's Discussion and Analysis of Results of Operations and Financial Condition--Financial Condition--Capital Structure."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial information for each year in the five-year period ended December 31, 1996 and for each of the three-month periods ended March 31, 1996 and 1997 is derived from the Company's Consolidated Financial Statements. The Company's Consolidated Financial Statements for each year in the five-year period ended December 31, 1996 have been audited by Arthur Andersen LLP, independent public accountants, whose report thereon appears elsewhere in this prospectus. The unaudited financial information for the three-month periods ended March 31, 1996 and 1997 reflects, in management's opinion, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation. Interim results are not necessarily indicative of results for an entire year. The information below should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Company's Consolidated Financial Statements, and the related Notes, and the other financial information included elsewhere in this prospectus.


                                                                                        THREE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31                     MARCH 31 (UNAUDITED)
                          ----------------------------------------------------------- -----------------------
                            1992(1)   1993(2)(3)    1994(3)   1995(3)(4)  1996(3)(5)     1996        1997
                          ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                               (000'S OMITTED, EXCEPT PER SHARE AMOUNTS)
Revenue from continuing
 operations.............  $ 8,661,027 $ 7,827,280 $ 8,482,718 $ 9,053,018 $ 9,186,970 $ 2,144,479 $ 2,198,308
Income from continuing
 operations.............  $   850,036 $   418,086 $   742,306 $   618,243 $   477,791 $   180,179 $   178,412
Earnings per common and
 common equivalent share
 from continuing
 operations.............  $      1.72 $       .86 $      1.53 $      1.27 $       .97 $      0.37 $      0.37
Total assets............  $14,114,180 $16,080,265 $17,083,042 $18,364,274 $18,366,592 $18,945,387 $18,033,599
Long-term debt, less
 portion payable within
 one year...............  $ 4,312,511 $ 6,143,685 $ 6,024,478 $ 6,390,041 $ 6,971,607 $ 6,385,833 $ 6,139,969
Dividends per share.....  $       .50 $       .58 $       .60 $       .60 $       .63 $      0.15 $      0.16

---------
(1) The results for 1992 include a non-taxable gain of $240,000,000 (before minority interest) resulting from the initial public offering of Waste Management International, special charges of $219,900,000 (before tax and minority interest) primarily related to writedowns of the Company's medical waste business, CWM incinerators in Chicago, Illinois and Tijuana, Mexico and a former subsidiary's investment in its asbestos abatement business and certain restructuring costs incurred by the subsidiary and CWM related to the formation of Rust, and one time after-tax charges aggregating $71,139,000, or $.14 per share, related to the cumulative effect of adopting two new accounting standards.
(2) The results for 1993 include a non-taxable gain of $15,109,000 (before minority interest) relating to the issuance of shares by Rust, as well as a special asset revaluation and restructuring charge of $550,000,000 (before tax and minority interest) recorded by CWM related primarily to a revaluation of CWM's thermal treatment business, and a provision of approximately $14,000,000 to adjust deferred income taxes resulting from the 1993 tax law change.

(3) In 1995, the Rust Board of Directors approved a plan to sell or otherwise discontinue Rust's process engineering, construction, specialty contracting and similar lines of business. During 1996, the sale of the industrial process engineering and construction businesses, based in Birmingham, Alabama, was completed. In 1996, WTI sold its water process systems and equipment manufacturing businesses, and Rust sold its industrial scaffolding business. In 1997, WTI sold its water and wastewater facility operations and privatization business and Rust began implementing plans to exit its remaining domestic and international engineering and consulting business. CWM is also exiting its fuels blending business. Accordingly, these businesses have been segregated as discontinued operations in the financial statements since 1993. It is not practical to restate periods prior to the formation of Rust on January 1, 1993, for the discontinued operations. See Note 15 to the Company's Consolidated Financial Statements.
(4) The results for 1995 include a special charge of $140,600,000 (before tax) recorded by CWM, primarily to write off its investment in facilities and technologies that it abandoned because they did not meet customer service or performance objectives, and a special charge of $194,600,000 (before tax and minority interest) recorded by Waste Management International relating to actions it had decided to take to sell or otherwise dispose of non-core businesses and investments, as well as core businesses and investments in low potential markets, abandon certain hazardous waste treatment and processing technologies, and streamline its country management organization. See Note 14 to the Company's Consolidated Financial Statements.
(5) The results for 1996 include special charges of $107,900,000 (before minority interest) related to Waste Management International's sale of its investment in Wessex and a charge of $169,500,000 (before minority interest) to revalue its investments in France, Austria and Spain in contemplation of exiting all or part of these markets or forming joint ventures and to write off an investment in a hazardous waste disposal facility. Also in 1996, the Company and CWM recorded special charges of $255,000,000 (before tax) for reengineering their finance and administrative functions and increasing reserves for certain litigation. See Note 14 to the Company's Consolidated Financial Statements.
(6) Certain amounts have been restated to conform to 1997 classifications.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
            CONDITION (TABLES IN MILLIONS EXCEPT PER SHARE AMOUNTS)

    The following is Management's Discussion and Analysis of Results of Operations and Financial Condition for the year ended December 31, 1996, and should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition for the three months ended March 31, 1997," below.

RESULTS OF OPERATIONS

Consolidated

  Consolidated 1996 net income from continuing operations of the Company and its subsidiaries was $477.8 million or $0.97 per share, compared with $618.2 million or $1.27 per share in 1995 and $742.3 million or $1.53 per share in 1994. Net income was $192.1 million or $0.39 per share in 1996, $603.9 million or $1.24 per share in 1995 and $784.4 million or $1.62 per share in 1994.

  Consolidated 1996 revenue from continuing operations was $9.19 billion compared with $9.05 billion in 1995 and $8.48 billion in 1994.

  Results for all periods were impacted by special charges, and for 1995 by costs related to the early extinguishment of Liquid Yield Option Notes put to the Company by the holders. The following table reconciles reported earnings per share from continuing operations to earnings excluding such items:

                                                               1994  1995  1996
                                                               ----- ----- -----
Reported earnings per share from continuing operations.......  $1.53 $1.27 $0.97
Special charges (see Note 14 to Consolidated Financial State-
 ments)--
  WMNA and CWM...............................................    --   0.19  0.34
  Waste Management International.............................    --   0.23  0.44
Costs related to early extinguishment of debt................    --   0.01   --
                                                               ----- ----- -----
Earnings per share from continuing operations excluding above items.......................................................  $1.53 $1.70 $1.75
                                                               ===== ===== =====

  The Company has undergone a number of changes over the three-year period in response to changing conditions in its markets and in the environmental services industry. In January 1997, the Board of Directors approved a package of strategic initiatives designed to enhance stockholder value, the centerpiece of which is a focus solely on waste management services in domestic and selected international markets where the Company holds or can develop a strong competitive position. The Company plans to divest non-core and non-integrated assets valued at approximately $1.5 billion by the end of 1998, will reduce overhead and capital spending as well as streamline its organization, and will return the majority of available cash to stockholders through stock repurchase programs. To fully exploit its brand value and reflect the refocused strategy, the Company changed its name on May 9, 1997 to Waste Management, Inc.

  As a result of this strategy, operations in the water and environmental and infrastructure engineering and consulting services lines of business have been classified as discontinued operations in the accompanying financial statements, along with the process engineering, construction, specialty contracting and similar businesses of Rust, which were discontinued in 1995 and sold during 1996, and certain other Company operations. Certain of the discontinued operations have already been sold and the Company contemplates completing the sale of those remaining by the end of 1997. See "Discontinued Operations and Other Asset Dispositions" below. Because the WTI trash-to-energy plants, with capacity to process nearly 24,000 tons of waste per day, represent an important part of the Company's waste disposal services network, the restructured Company will now operate in a single industry segment--waste management services--and will report accordingly. The discussion which follows relates to the Company's continuing operations.

1995 OPERATIONS COMPARED WITH 1994

Revenue

  Consolidated revenue growth from 1994 to 1995 is shown in the table which follows:

                                                                        PERCENT
                                                      1994      1995    CHANGE
                                                    --------  --------  -------
      North America (excluding trash-to-energy).... $6,147.0  $6,585.1    7.1%
      North American trash-to-energy...............    926.9     956.1    3.2
      International................................  1,710.9   1,865.1    9.0
      Intercompany revenue.........................   (302.1)   (353.3)
                                                    --------  --------
      Total........................................ $8,482.7  $9,053.0    6.7%
                                                    ========  ========    ===

  The solid waste portion of North American revenue was $5.64 billion in 1995 compared with $5.12 billion in 1994, an increase of 10.3%. North American solid waste 1995 revenue growth by line of business is shown in the following table:

      Residential.........................................................  6.3%
      Commercial..........................................................  7.5
      Rolloff and industrial..............................................  7.5
      Disposal, transfer and other........................................ 20.3

  Revenue growth came from price (2.5-3.0%) and volume (6.0-6.5%) increases, with acquisitions accounting for 1.0%. Prices of recycled commodities continued the 1994 upward trend during the first six months of 1995, but then began moving downward and by the fourth quarter were below the levels of the same period in the prior year. Commodity prices continued downward throughout 1996 as discussed below. Volume growth was helped by a relatively mild winter in 1995, whereas severe weather over a large part of North America adversely affected the first quarter of 1994. However, volumes in 1995 were adversely impacted by the loss of the disposal contract for the City of Philadelphia as of July 1, 1994. Revenue from recycling increased 71.9% in 1995 compared with 1994 as a result of the favorable pricing discussed above, as well as the Company's marketing efforts and the acquisition and construction of additional material recovery facilities.

  North American hazardous waste revenue continued to decline in 1995 as waste minimization, recycling, industry over-capacity and shifting governmental regulation and enforcement continued to adversely affect the industry. Total 1995 revenue was $564.2 million compared with $587.9 million in 1994. Pricing and volume were both negative, only partially offset by the 1995 acquisition of a 60% interest in AETS. In addition, unusually high revenue in the second quarter of 1994 at the Company's Barnwell, South Carolina, low-level radioactive waste disposal facility adversely affected 1995 comparisons.

  North American trash-to-energy (WTI) revenue was essentially flat from 1994 to 1995 as higher revenue from operating plants was largely offset by lower construction revenue on the Lisbon, Connecticut, facility (which commenced operations January 1, 1996). Approximately 78% of the growth in revenue from operating plants was accounted for by the Falls Township and Ridge Generating Station facilities, which began operations in 1994. Contractual price escalation on long-term trash disposal and energy sales contracts, partly offset by curtailment of electrical purchases by certain utility customers, accounted for the balance of the operating plant revenue growth. Spot pricing, on the whole, was stable, although there were increases in certain markets offset by declines in others.

  Waste Management International revenue, in U.S. dollars, grew $154.2 million or 9.0% in 1995 compared with 1994. Components of the revenue change are as follows:

                                                                  PERCENT CHANGE
                                                                  --------------
      Price......................................................       1.8%
      Volume (including start-ups)...............................      (3.2)
      Purchased businesses.......................................       4.5
      Foreign currency translation...............................       5.9
                                                                       ----
      Total......................................................       9.0%
                                                                       ====

  The major cause of the 1995 volume decline was the completion of the construction phase of the SENT Landfill in Hong Kong, which opened during the year. A new pricing mechanism introduced by the Hong Kong government in March 1995, which requires generators to absorb a portion of the disposal cost for waste brought to Waste Management International's Hong Kong incinerator, resulted in volume declines in certain waste streams, but the impact was offset with other volumes. Pricing in Europe was negatively impacted in 1995 by relatively low inflation, highly competitive conditions in the solid waste market in France, softness in segments of the hazardous waste market, and a continuation of lower prices on rebids of municipal contracts in Italy. Acquisition activity continued to be below Waste Management International's historical levels and focused particularly on "tuck-in" acquisitions which can complement or expand existing operations in a given market. Waste Management International also increased its acquisition and construction of material recovery facilities to take advantage of an emphasis on recycling as an alternative to land disposal.

Operating Expenses, Excluding Special Charges

  Operating expenses increased $393.2 million in 1995 compared with 1994 but remained constant at 68.7% of consolidated revenue. North American solid waste operating expenses declined as a percentage of revenue as a result of milder weather, pricing effectiveness, higher recyclable commodity prices, internalization of recycling processing, and continuing productivity enhancements. However, North American hazardous waste operating expenses increased as a percentage of revenue in 1995 as continued pressure on prices, a lower revenue base, and a shift in revenue mix toward lower margin services offset the benefit of headcount reductions. North American trash-to-energy operating costs declined slightly but those of Waste Manaagement International increased as a result of higher labor costs in Italy, continued pressure on pricing, particularly in Italy and France, and the disruption of operations in France during the fourth quarter due to widespread strikes and industrial action against the government.

Selling and Administrative Expenses

  In absolute dollars, selling and administrative expenses increased $7.7 million from 1994 to 1995, but as a percentage of revenue they declined from 11.8% to 11.1%. The decline as a percentage of revenue crossed all operating groups as productivity enhancements were instituted throughout the Company. The slight increase in absolute dollars resulted primarily from acquisitions and pay-for-performance compensation plans.

Special Charges

  During the first quarter of 1995, CWM recorded a pretax charge of $140.6 million, primarily to write off its investment in facilities and technologies that it abandoned because they did not meet customer service or performance objectives in the current hazardous waste market environment.

  Following a thorough review of its operations and management structure by a new management team, Waste Management International announced a fourth quarter 1995 pretax charge of $194.6 million, related to actions it had decided to take to sell or otherwise dispose of non-core businesses and investments, as well as core businesses and investments in low potential markets, abandon certain hazardous waste treatment and processing technologies, and streamline its country management organization. Approximately $34.3 million of this charge represented cash costs related to severance of personnel and rents under non-cancelable leases. Approximately $11.2 million of the cash costs were paid prior to December 31, 1995, with the majority of the balance paid in 1996, although certain rent payments on leased facilities will continue into the future.

1996 OPERATIONS COMPARED WITH 1995

Revenue

  The following table sets forth changes in consolidated revenue from 1995 to 1996:

                                                                        PERCENT
                                                      1995      1996    CHANGE
                                                    --------  --------  -------
      North America (excluding trash-to-energy).... $6,585.1  $6,619.1    0.5%
      North American trash-to-energy...............    956.1     952.3   (0.4)
      International................................  1,865.1   1,913.8    2.6
      Intercompany revenue.........................   (353.3)   (298.2)
                                                    --------  --------
      Total........................................ $9,053.0  $9,187.0    1.5%
                                                    ========  ========   ====

  The solid waste portion of North American revenue grew 3.9% to $5.86 billion in 1996. Revenue growth by line of business is shown in the following table:

      Residential.......................................................... 5.6%
      Commercial........................................................... 2.0
      Rolloff and industrial............................................... 2.8
      Disposal, transfer and other......................................... 2.0

  Although the Company pursued price increases in 1996, the impact on revenue growth was minimal as a year-long continued decline in commodity prices largely offset the benefit of increases in the commercial and industrial markets. Volume growth added approximately 2% to revenue and acquisitions, net of dispositions, accounted for revenue growth of approximately 1.5%. Recycling revenue declined 13.6% from 1995 to 1996 due to the substantial commodity price decline. The Company responded by reducing its processing of lower grades of paper, adjusting the capacity of its recycling operations and continually striving to reduce processing costs and improve the marketing of commodities. However, despite these efforts, it was unable to replace the profits associated with the stronger 1995 commodity markets. North American hazardous waste revenue declined 7.7% from 1995 as the industry problems continued.

  The North American trash-to-energy revenue comparison is adversely affected by the loss of the Lisbon construction revenue in 1996. Excluding this factor, 1996 revenue grew $33.8 million, or 3.7%, to $952.3 million. The commercial operations of the Lisbon facility, which began in January 1996, contributed $18.4 million of the increase. WTI acquired two industrial cogeneration plants (so-called "inside-the-fence" facilities) during the year as part of its strategy to leverage its energy plant operating capabilities and project finance expertise by owning and/or operating power plants for industrial customers. Together these acquisitions contributed $7.3 million to 1996 revenue growth. Contractual price escalation at existing facilities, additional processing at several trash-to-energy plants, and lower energy purchase curtailment accounted for most of the remaining revenue growth. Overall spot pricing remained stable during the year.

  Expressed in U.S. dollars, Waste Management International revenue increased $48.7 million or 2.6% in 1996 compared with 1995. Components of the revenue change are as follows:

                                                                         PERCENT
                                                                         CHANGE
                                                                         -------
      Price.............................................................   1.4%
      Volume............................................................  (0.6)
      Purchased businesses..............................................   1.2
      Foreign currency translation......................................   0.6
                                                                          ----
      Total.............................................................   2.6%
                                                                          ====

  Although Waste Management International was able to implement price increases for its services despite weak economies in many of its markets, the impact of such increases was adversely affected by commodity prices falling substantially from their highs in 1995. Difficult economic conditions in Germany, France and Italy, as well as the closure of a landfill in France, resulted in a volume decline, partially offset by hazardous waste volume growth in The Netherlands and solid waste volume growth in the United Kingdom. The Company was awarded contracts to design, build, and operate for fifteen years, two transfer stations in Hong Kong. Construction revenue on one of these projects contributed to revenue growth in 1996. International acquisition activity continued to be at relatively low levels.

Operating Expenses, Excluding Special Charges

  Operating expenses increased to $6.37 billion or 69.4% of consolidated revenue in 1996 compared with $6.22 billion or 68.7% of revenue in 1995. Higher fuel costs, depressed commodity prices, low margin construction revenue on the Hong Kong transfer station and volume declines in Europe more than offset continuing productivity improvements.

Selling and Administrative Expenses

  Selling and administrative expenses declined in absolute dollars by $25.7 million and as a percentage of consolidated revenue from 11.1% to 10.7% between 1995 and 1996. Improvements were again achieved throughout the Company through a continued focus on administrative productivity, including the Waste Management International fourth quarter 1995 restructuring.

Special Charges

  In the fourth quarter of 1996, Waste Management International recorded a charge of $169.5 million (before and after tax) to revalue its investments in Austria, France and Spain in contemplation of exiting all or part of these markets or forming joint ventures. This decision will allow Waste Management International to focus more resources on markets where it believes it has greater long-term opportunity. In addition, the charge included the write-off of an investment in a hazardous waste disposal facility in Germany because regulatory changes adversely affected its volumes. Waste Management International also recognized a provision for loss related to the sale of its investment in Wessex. See "Discontinued Operations and Other Asset Dispositions."

  WMNA and CWM recorded fourth quarter charges, aggregating $255 million before tax, for reengineering their finance and administrative functions (primarily related to a reduction in the carrying value of software) and increasing reserves for certain litigation, including a dispute involving the computation of royalties on the Emelle, Alabama, hazardous waste landfill. In December 1996, a federal court in Memphis, Tennessee, held CWM liable for approximately $91.5 million in damages to the former owners of the Emelle site. CWM is appealing the decision.

OTHER ITEMS

Interest

  The following table sets forth the components of consolidated interest expense, net:

                                                         1994     1995    1996
                                                        -------  ------  ------
      Interest expense................................. $ 438.0  $503.1  $449.1
      Interest income..................................   (33.1)  (36.9)  (27.6)
      Capitalized interest.............................  (104.5)  (81.5)  (73.4)
                                                        -------  ------  ------
      Interest expense, net............................ $ 300.4  $384.7  $348.1
                                                        =======  ======  ======

  Net interest expense increased from 1994 to 1995 as a result of an earlier management decision to increase the leverage of the Company. Debt levels increased in 1995, primarily a result of the acquisition of the then public ownership of CWM and Rust. Although the Company repurchased a substantial number of its shares in 1996, the emphasis on cash generation provided sufficient funds that debt levels remained relatively flat, and lower interest rates helped reduce expense. Capitalized interest has declined throughout the period as significant capital projects were completed and the Company reduced capital spending. See "Financial Condition--Capital Structure."

Minority Interest

  Minority interest declined from 1994 to 1995 as a result of the repurchase of the public shares of CWM and Rust, as well as the minority interest (approximately $41.3 million) in the Waste Management International special charge. Minority interest declined from 1995 to 1996 as a result of lower earnings by certain subsidiaries and the minority interest (approximately $63.8 million) in the Waste Management International special charges.

Sundry Income, Net

  Sundry income consists primarily of earnings recorded on the equity method from the Company's investments in less than 50%-owned affiliates. Subsequent to December 31, 1996, the Company sold its investments in ServiceMaster and Wessex, and sundry income is expected to decline in 1997.

Income Taxes

  The consolidated income tax rate varies between years as a result of shifts in the source of taxable income. In addition, the inability to realize tax benefits on a portion of the 1995 and 1996 special charges, and the 1996 tax provided on the Subpart F income related to the sale of the investment in Wessex increased the tax provision in those years.

Discontinued Operations and Other Asset Dispositions

  During the fourth quarter of 1995, the Company announced that Rust would sell or discontinue its process engineering, construction, specialty contracting and similar lines of business.

  As the Company refined its business strategy to focus on waste management services, other business units were discontinued or sold during 1996. Rust sold the engineering and construction business as well as its industrial scaffolding business, and WTI sold its water process, manufacturing and custom engineered systems businesses. In February 1997 the Company announced plans to divest an additional $1.5 billion of non-core assets and non-integrated businesses by the end of 1998. Since then, the Company sold its investment in ServiceMaster for $626 million cash, WTI sold its remaining water services business for approximately $77 million, Waste Management International sold substantially all of its operations in France and Spain, and the Company sold certain of its North

American solid waste operations and plans additional dispositions of such operations. See "Summary--Recent Developments". The Company's plans also include the sale by Rust of its remaining domestic and international engineering and consulting business and the sale or joint venturing of the Waste Management International businesses in Austria.

  The WTI water businesses and the Rust engineering and scaffolding businesses, as well as the CWM high organic waste fuels blending business, have all been classified as discontinued operations in the accompanying financial statements. The Company expects to complete by the end of 1997 the sale of those businesses not previously sold.

  In addition, Waste Management International has sold its approximately 20% interest in Wessex. In connection with this disposition, Waste Management International provided for a loss (including income taxes) of $77.0 million. After additional U.S. income taxes (generated by Subpart F income) and minority interest, this transaction reduced the Company's earnings by $88.0 million after tax in 1996. The sale was completed in the first quarter of 1997.

ACCOUNTING PRINCIPLES

  Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("FAS") No. 121--Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The adoption of FAS 121 did not have a material impact on the financial statements as the Company's previous accounting was substantially in compliance with the new standard.

  Also in 1996, FAS 123--Accounting for Stock-Based Compensation--became effective. FAS 123 provides an optional new method of accounting for employee stock options and expands required disclosure about stock options. If the optional method of accounting is not adopted, disclosure is to be made, if material, of pro forma net income and earnings per share as if it were adopted. The impact of the optional new accounting on net income and earnings per share was immaterial, and the Company elected not to adopt the optional accounting.

  In October 1996, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 96-1--Environmental Remediation Liabilities. The SOP is effective for fiscal years beginning after December 15, 1996, and provides that environmental remediation liabilities should be accrued when the criteria of FAS 5--Accounting for Contingencies--are met. Included in the SOP are benchmarks to aid in the determination of when such criteria are met and environmental liabilities should be recognized. It also provides that the accrual for such liabilities should include future costs of those employees expected to devote a significant amount of time directly to the remediation effort. The Company does not believe that the adoption of SOP 96-1 will have a material impact on its financial statements.

DERIVATIVES

  From time to time, the Company and certain of its subsidiaries use derivatives to manage currency, interest rate, and commodity (fuel) risk. Derivatives used are simple agreements which provide for payments based on the notional amount, with no multipliers or leverage. All derivatives are related to actual or anticipated instruments or transactions of the Company. While the Company is exposed to credit risk in the event of non-performance by counterparties to derivatives, in all cases such counterparties are highly rated financial institutions, and the Company does not anticipate non-performance. In addition, maximum credit exposure is represented by the fair value of contracts with a positive fair value; at December 31, 1996, such amounts were not material. The impact of derivatives on the Company's financial statements has not been and is not expected to be significant. See
Note 6 to Consolidated Financial Statements for further discussion of the use and accounting for such instruments. Also see "Financial Condition--Capital Structure" for a discussion of the Company's sale of put options in connection with its stock repurchase program.

ENVIRONMENTAL MATTERS

  The continuing business in which the Company is engaged is intrinsically connected with the protection of the environment. As such, a significant portion of the Company's operating costs and capital expenditures could be characterized as costs of environmental protection. While the Company is faced, in the normal course of its business, with the need to expend funds for environmental protection and remediation, it does not expect such expenditures to have a material adverse effect on its financial condition or results of operations because its business is based upon compliance with environmental laws and regulations and its services are priced accordingly. Such costs may increase in the future as a result of legislation or regulation; however, the Company believes that in general it tends to benefit when governmental regulation increases, which may increase the demand for its services, and that it has the resources and experience to manage environmental risk.

  As part of its ongoing operations, the Company provides for estimated closure and post-closure monitoring costs over the operating life of disposal sites as airspace is consumed. Such costs include a final cap and cover on the site, methane gas and leachate management, and groundwater monitoring. The Company has also established procedures to evaluate potential remedial liabilities at closed sites which it owns or operated or to which it transported waste, including 103 sites listed on the Superfund National Priority List ("NPL") as of December 31, 1996. Where the Company concludes that it is probable that a liability has been incurred, provision is made in the financial statements. See
Note 7 to Consolidated Financial Statements for additional information regarding the Company's environmental liabilities.

  Estimates of the extent of the Company's degree of responsibility for a particular site and the method and ultimate cost of remediation require a number of assumptions and are inherently difficult, and the ultimate outcome may differ from current estimates. However, the Company believes that its extensive experience in the environmental services industry, as well as its involvement with a large number of sites, provides a reasonable basis for estimating its aggregate liability. As additional information becomes available, estimates are adjusted as necessary. While the Company does not anticipate that such adjustments would be material to its financial statements, it is reasonably possible that technological, regulatory or enforcement developments, the results of environmental studies, or other factors could alter this expectation and necessitate the recording of additional liabilities which could be material.

  The Company spent $89.0 million, $78.8 million and $68.8 million on remedial activity at closed sites in 1994, 1995 and 1996, respectively, and anticipates expenditures of approximately $78.8 million in 1997.

  The Company has filed suit against numerous insurance carriers seeking reimbursement for past and future remedial, defense and tort costs at a number of sites. The carriers involved have denied coverage and are defending these claims. No amounts have been recognized in the financial statements for potential future insurance recoveries.

  From time to time, the Company and certain of its subsidiaries are named as defendants in personal injury and property damage lawsuits, including purported class actions, on the basis of a Company subsidiary's having owned, operated or transported waste to disposal facilities which are alleged to have contaminated the environment or, in certain cases, conducted environmental remediation activities at such sites. See "Financial Condition--Risks and Uncertainties."

FINANCIAL CONDITION

Liquidity and Capital Resources

  The Company had working capital of $54.5 million at December 31, 1996, compared with a working capital deficit of $584.4 million at December 31, 1995. The Company operates in a capital intensive service industry with neither significant inventory nor seasonal variation in receivables, and generates substantial cash from operating activities. As a result, working capital typically does not significantly affect operations and emphasis is placed on minimizing working capital requirements. The increase in working capital between 1995 and 1996 is a result of extending debt maturities, thus reducing the current portion; strong cash flow, including the proceeds from the sale of a portion of the WTI water business, late in 1996; and the reclassification to current of the investment in Wessex, sold in 1997; partially offset by increased accruals for losses on the sale of certain investments.

  Cash flow from operating activities, less net capital expenditures (other than acquisitions) and dividends, which the Company defines as "owners' cash flow," is available to make acquisitions, reduce debt, or repurchase common stock. Management has adopted a cash-driven financial strategy including reduced capital spending and divestiture of non-core assets and non-integrated businesses. Owners' cash flow was approximately $1.2 billion in 1996 and the Company expects total 1997 and 1998 owners' cash flow of approximately $3.0 billion, including the monetization of $1.5 billion of assets. The Company believes that it has adequate liquidity and resources to meet its needs for replacement capital and finance anticipated growth, and plans to distribute the majority of the owners' cash to shareholders in the form of stock repurchases. See "Capital Structure."

Acquisitions and Capital Expenditures

  Capital expenditures, including $56.8 million, $154.1 million and $91.8 million for property and equipment of purchased businesses in 1994, 1995 and 1996, respectively, are shown in the following table:

                                                       1994     1995     1996
                                                     -------- -------- --------
   Land (primarily disposal sites).................. $  582.3 $  517.2 $  467.7
   Buildings and leasehold improvements.............    141.2    148.8    109.3
   Vehicles.........................................    226.0    345.8    204.9
   Containers.......................................    167.9    181.2    115.8
   Other equipment..................................    395.0    348.1    319.2
                                                     -------- -------- --------
     Total.......................................... $1,512.4 $1,541.1 $1,216.9
                                                     ======== ======== ========

  During 1994, the Company and its principal subsidiaries acquired 119 businesses for $214.5 million in cash and debt (including debt assumed), 73,809 shares of the Company's common stock and 156,124 shares of WTI common stock. In 1995, 136 businesses were acquired for $302.0 million in cash and debt (including debt assumed) and 2,236,354 shares of the Company's common stock. During 1996, 83 businesses were acquired for $144.2 million in cash and debt (including debt assumed) and 8,210,568 shares of the Company's common stock. The Board of Directors has approved a capital expenditure budget of $900 million (approximately equal to depreciation and amortization) for 1997. This amount excludes any acquisitions. The Company currently expects to finance capital expenditures, as well as any acquisition activity, through cash flow from operations, and believes that it has adequate resources to finance attractive acquisitions that become available.

Capital Structure

  Although the Company placed increasing emphasis on generating owners' cash during the three-year period, a substantial portion of such cash has been returned to shareholders through stock repurchases, including the purchase of the public shares of Rust during 1995. Debt to equity ratios were also adversely impacted by the subordinated notes discussed below which were issued to repurchase the public shares of CWM in 1995. The following table shows the Company's leverage:

   DECEMBER 31                                                1994  1995  1996
   -----------                                                ----  ----  ----
   Long-term debt as a percent of total capital.............. 45.5% 46.3% 50.1%
   Short-term and long-term debt as a percent of short-term
    debt and total capital................................... 49.2% 50.6% 52.1%

  The above ratios include minority interest in subsidiaries and put options as part of total capital, and exclude project debt of WTI. A significant portion of WTI's debt is project debt, the interest and principal of which is expected to be paid by cash generated from operations of specific projects.

  In January 1995, the Company acquired all of the approximately 21.4% of the outstanding shares of CWM that it did not already own, in return for convertible subordinated debt. In July 1995, the Company acquired the approximately 3.1 million Rust shares held by the public for $16.35 per share in cash.

  The Boards of Directors of the Company and WTI have authorized their respective companies to repurchase shares of their own common stock (up to 50 million shares in the case of the Company and 30 million shares in the case of
WTI) in the open market, in privately negotiated transactions, or through issuer tender offers. These programs extend into 1998. WTI repurchased 3.3 million, 7.2 million and 19.1 million of its shares in 1994, 1995 and 1996, respectively. The Company repurchased 14.4 million shares in 1996.

  During 1994, 1995 and 1996, in conjunction with its authorized repurchase program, the Company sold put options on 42.3 million shares of its common stock. The put options give the holders the right, at maturity, to require the Company to repurchase its shares at specified prices. Proceeds from the sale of put options are credited to additional paid-in capital. If an option is exercised, the Company may elect to pay the holder in cash the difference between the strike price and the market price of the underlying shares, in lieu of repurchasing the stock.

  Options on 31.6 million shares expired unexercised, as the market price of the Company's stock exceeded the strike price at maturity. Options on 4.7 million shares were settled for cash in the amount of $12.0 million, which was charged to paid-in capital. The Company repurchased 3.1 million shares for $107.5 million, and 2.9 million options expire in February 1997, at strike prices ranging from $32.04 to $34.13 per share. The Company may sell additional put options in the future.

  In 1994, the Company formed an Employee Stock Benefit Trust and sold 12.6 million shares of treasury stock to the Trust in return for a 30-year, 7.33% note with interest payable quarterly and principal due at maturity. The Company has agreed to contribute to the Trust each quarter funds sufficient, when added to dividends on the shares held by the Trust, to pay interest on the note as well as principal outstanding at maturity. At the direction of an administrative committee composed of Company officers, the Trust will use the shares or proceeds from the sale of the shares to pay employee benefits, and to the extent of such payments by the Trust, the Company will forgive principal and interest on the note.

Risks and Uncertainties

  During the first quarter of 1995, Waste Management International received an assessment from the Swedish Tax Authority of approximately 417 million Krona (approximately $60 million) plus interest from the date of the assessment, relating to a transaction completed in 1990. Waste

Management International believes that all appropriate tax returns and disclosures were filed at the time of the transaction and intends to vigorously contest the assessment.

  A Company subsidiary has been involved in litigation challenging a municipal zoning ordinance which restricted the height of its New Milford, Connecticut, landfill to a level below that allowed by the permit previously issued by the Connecticut Department of Environmental Protection ("DEP"). Although a lower court had declared the zoning ordinance's height limitation unconstitutional, during 1995 the Connecticut Supreme Court reversed this ruling and remanded the case for further proceedings in the Superior Court. In November 1995, the Superior Court ordered the subsidiary to apply to the DEP for permission to remove all waste above the height allowed by the zoning ordinance, and the Connecticut Supreme Court has upheld that ruling. The Company believes that the removal of such waste is an inappropriate remedy and is seeking an alternative resolution to the issue, but is unable to predict the outcome. Depending upon the nature of any plan eventually approved by applicable regulatory authorities for removing the waste, the actual volume of waste to be moved, and other currently unforeseeable factors, the subsidiary could incur costs which would have a material adverse impact on the Company's financial condition and results of operations in one or more future periods.

  In May 1994, the U.S. Supreme Court ruled that state and local governments may not constitutionally restrict the free movement of trash in interstate commerce through the use of flow control laws. Such laws typically involve a municipality specifying the disposal site for all solid waste generated within its borders. Since the ruling, several decisions of state or federal courts have invalidated regulatory flow control schemes in a number of jurisdictions. Other judicial decisions have upheld non-regulatory means by which municipalities may effectively control the flow of municipal solid waste.

  WTI's Gloucester County, New Jersey, facility relies on a disposal franchise for substantially all of its supply of municipal solid waste. In July 1996, a Federal District Court permanently enjoined the State of New Jersey from enforcing its solid waste regulatory flow control system, which was held to be unconstitutional, but stayed the injunction for as long as its ruling is on appeal plus an additional period of two years to enable the State to devise an alternative nondiscriminatory approach. The State has indicated that it will continue to enforce flow control during the two-year transition period and has filed an appeal of the Federal District Court's ruling.

  The Supreme Court's 1994 ruling and subsequent court decisions have not to date had a material adverse affect on any of the Company's trash-to-energy operations. Federal and state legislation has been proposed, but not yet enacted, to effectively grandfather existing flow control mandates. If such legislation is not adopted, the Company believes that affected municipalities will endeavor to implement alternative lawful means to continue controlling the flow of waste. However, given the uncertainty surrounding the matter, it is not possible to predict what impact, if any, it may have in the future on the Company's disposal facilities, particularly WTI's trash-to-energy facilities.

  As the states and the U.S. Congress have accelerated their consideration of ways in which economic efficiencies can be gained by deregulating the electric generation industry, some have argued that over-market power sales agreements entered into pursuant to the Public Utilities Regulatory Policies Act of 1978 ("PURPA") should be voidable as "stranded assets." WTI's 25 power production facilities are qualifying facilities under PURPA and depend on the enforceability of their power sales agreements for their economic viability. Recent state and federal agency and court decisions have unanimously upheld the inviolate nature of these contracts. While WTI believes that federal law offers strong protections to its PURPA contracts, there is a risk that future court decisions and/or legislative initiatives in this area will have a material adverse effect on its business.

  Waste Management International operates facilities in Hong Kong which are owned by the Hong Kong government. On July 1, 1997, control of the Hong Kong government transferred to the People's Republic of China. Waste Management International is unable to predict what impact, if any, this change will have on its operations in Hong Kong. At December 31, 1996, Waste Management International had identifiable assets of $245.2 million related to its Hong Kong operations, which generated 1996 pretax income of approximately $15.3 million.

  From time to time, the Company and certain of its subsidiaries are named as defendants in personal injury and property damage lawsuits, including purported class actions, on the basis of a Company subsidiary's having owned, operated or transported waste to a disposal facility which is alleged to have contaminated the environment, or, in certain cases, conducted environmental remediation activities at such sites. Some of these lawsuits may seek to have the Company or its subsidiaries pay the cost of groundwater monitoring and health care examinations of allegedly affected persons for a substantial period of time, even where no actual damage is proven. While the Company believes that it has meritorious defenses to these lawsuits, their ultimate resolution is often substantially uncertain due to the difficulty of determining the cause, extent and impact of alleged contamination (which may have occurred over a long period of time), the potential for successive groups of complainants to emerge, the diversity of the individual plaintiffs' circumstances, and the potential contribution or indemnification obligations of co-defendants or other third parties, among other things. Accordingly, it is possible that such matters could have a material adverse impact on the Company's earnings for one or more fiscal quarters or years.

  In the ordinary course of conducting its business, the Company becomes involved in lawsuits, administrative proceedings and governmental investigations, including antitrust and environmental matters and commercial disputes. Some of these proceedings may result in fines, penalties or judgments being assessed against the Company which, from time to time, may have an impact on earnings for a particular quarter or year. The Company believes it has adequately provided for such matters in its financial statements and does not believe that their outcome, individually or in the aggregate, will have a material adverse impact on its business or financial condition.

Outlook

  The Company believes that its current strategy and the actions it has taken over the past two years position it for long-term growth and improved profitability in a rapidly changing waste services market. However, a number of challenges remain. The current low level of recyclable commodity prices negatively impacts the solid waste business both domestically and internationally. Continued moderate economic growth is expected to result in relatively low levels of solid waste volume and pricing growth. WTI has no new trash-to-energy plants expected to come on stream in the near future and two of its facilities will be negatively impacted by the expiration of existing contracts beginning in 1998. The North American hazardous waste industry remains depressed. The Company is undergoing a major re-engineering of its financial and administrative processes, which will require significant cost and effort over the next two to three years. Divestiture of discontinued businesses and monetization of other assets must be completed.

  The Company is responding to these challenges with increased management focus on its core waste management services business, improved productivity through the use of technology, and greater emphasis on generating owners' cash and controlling capital expenditures. Management also has adopted Economic Value Added ("EVA(R)") as its primary performance measurement to guide its operations management to improve returns on invested capital, and has made EVA(R) a key part of incentive compensation. However, in light of the risk factors highlighted above, the Company anticipates flat revenue and earnings per share from continuing operations of approximately $1.75 in 1997 as it concentrates on future returns. These projections have subsequently been reduced. See "Summary--Recent Developments." For 1998, earnings per share from continuing operations are expected to grow to approximately $2.05.

    The following is a summary of Management's Discussion and Analysis of Results of Operations and Financial Condition for the three months ended March 31, 1997:

RESULTS OF OPERATIONS

Summary

  For the three months ended March 31, 1997, the Company and its subsidiaries had net income from continuing operations of $178.4 million or $.37 per share compared with $180.2 million or $.37 per share in the same period in 1996. During the corresponding quarter in 1996, discontinued businesses contributed $5.0 million of net income after tax and minority interest, resulting in consolidated net income of $185.2 million or $.38 per share for that quarter. Discontinued operations had no impact on net income in the first quarter of 1997. Revenue was $2.20 billion in the first quarter of 1997 compared with $2.14 billion (restated to eliminate discontinued operations) in the first quarter of 1996.

  In February 1997, the Company laid out a comprehensive set of strategic initiatives designed to enhance shareholder value. The centerpiece of that strategy is a focus solely on waste management services in domestic and selected international markets where the Company holds or can develop a strong competitive position.

  As part of these initiatives, the Company articulated a financial strategy focused on generating cash and using that cash for the benefit of stockholders. The increased cash flow is to come from divestiture of non-core or non-integrated assets, reduction of capital expenditures, control of costs, and improved return on the asset base. During the first quarter of 1997, the Company monetized $330.0 million of non-core and non-integrated assets, including the investment in Wessex, and capital expenditures were reduced to $151.3 million from $280.6 million in the same quarter of 1996. In early April, the Company completed the sale of its approximately 20% ownership interest in ServiceMaster, and WTI sold its water and wastewater facility operations and privatization business to United States Filter Corporation ("U.S. Filter") for 2.3 million shares of U.S. Filter stock. Other divestitures are in process.

  During the first quarter of 1997, the Company announced a "Dutch auction" tender offer through which it offered to repurchase up to 30 million shares of its common stock. Subsequent to March 31, 1997, the Company repurchased 30 million shares at a price of $30 per share.

  The discussion which follows relates to the Company's continuing operations.

Revenue

  Consolidated revenue for the first quarter of 1997 compared with the same period in 1996 is shown in the table which follows:

                                                                      PERCENTAGE
                                                                      INCREASE/
                                                    1997      1996    (DECREASE)
                                                  --------  --------  ----------
North America--
  WMNA--
    Residential.................................. $  313.0  $  312.4      0.2 %
    Commercial...................................    405.6     405.1      0.1
    Rolloff & industrial.........................    310.0     315.8     (1.8)
    Disposal, transfer & other...................    346.5     331.5      4.5
                                                  --------  --------
      Total WMNA................................. $1,375.1  $1,364.8      0.8
  CWM............................................    109.3     125.2    (12.7)
  Rust...........................................     71.9      65.2     10.3
  WTI............................................    248.2     219.5     13.1
Waste Management International...................    457.2     453.7      0.8
Eliminations.....................................    (63.4)    (83.9)
                                                  --------  --------
      Total...................................... $2,198.3  $2,144.5      2.5%
                                                  --------  --------

  As the Company previously announced, it is not anticipating significant revenue growth in 1997 as divestitures offset internal growth. In total, revenue grew 2.5% for the first quarter of 1997 compared with the same period in 1996. WMNA's revenue growth of 0.8% reflects a net decline of 1% from divestitures in excess of acquisitions, offset by slight increases in price and volume. WMNA continues to see a very difficult pricing environment and has experienced an increased lost customer rate due to price increases in the second and third quarters of 1996.

  WTI revenue in the first quarter of 1997 included $15.9 million of construction revenue related to the retrofit of its Pinellas County, Florida trash-to-energy facility and construction of a biosolids compost facility for Burlington County, New Jersey. It had no similar construction revenue in the first quarter of 1996. The remaining $12.8 million of WTI's revenue growth was derived approximately equally from new industrial cogeneration plants (so-called "inside-the-fence" facilities) that it acquired in 1996 and existing businesses. WTI is attempting to leverage its energy plant operating capabilities and project financing expertise by owning and/or operating inside-the-fence power plants for industrial customers.

  Waste Management International had aggregate revenue growth of 4.3% of which 1.4% was due to price, 2.5% was due to volume and 0.4% was due to acquisitions; however, this growth was largely offset by translation losses resulting from the strength of the pound against other world currencies.

Operating Expenses

  Operating expenses increased slightly as a percentage of revenue to 70.6% in the first quarter of 1997 compared with 69.7% in the first quarter of 1996. The lower 1997 margin was due, among other things, to the relatively low revenue growth in North American solid waste, including weak commodity prices, the WTI construction revenue, which has virtually no margin, and higher levels of maintenance at certain trash-to-energy facilities.

Selling and Administrative Expenses

  Selling and administrative expenses declined in the first quarter of 1997 in both actual dollars and as a percentage of revenue compared with the same period in 1996. The improvement reflects the ongoing focus on overhead cost control throughout the Company.

Interest, Net

  The following table sets forth the components of consolidated interest, net, for the three months ended March 31, 1997 and 1996:

                                                                  1997    1996
                                                                 ------  ------
      Interest expense.......................................... $113.3  $111.0
      Interest income...........................................  (12.1)   (6.2)
      Capitalized interest......................................  (14.9)  (17.2)
                                                                 ------  ------
      Interest expense, net..................................... $ 86.3  $ 87.6
                                                                 ======  ======

  Net interest expense declined slightly. Debt balances were reduced and investments increased with the cash flow from operations and asset monetization. This benefit was partially offset by slightly higher interest rates. However, the Company required substantial cash to complete the Dutch Auction tender offer, and, thus, net interest expense may increase over the remainder of 1997.

Sundry Income, Net

  Sundry income previously consisted primarily of earnings from the investments in Wessex and ServiceMaster. The decline in sundry income in 1997 reflects the loss of this income, partially offset by a gain recognized when the ServiceMaster shares were reclassified as trading securities and marked-to-market.

Discontinued Operations

  In line with the Company's strategy to focus on waste management services, other industry segments, including the engineering, construction and consulting businesses and industrial scaffolding business of Rust and the water businesses of WTI, have been classified as discontinued operations and have been or are in the process of being sold. The Company contemplates completing the sale of the remaining businesses by the end of 1997. Results of operations for the three months ended March 31, 1997, for those businesses not yet sold were not material and were included in the reserve for loss on dispositions provided previously. Revenues of discontinued operations prior to sale were $134.4 million for the three months ended March 31, 1997, and $415.5 million for the comparable period in 1996.

Restructuring

  In the fourth quarter of 1996, the Company recorded a charge for reengineering and streamlining its finance and administrative functions. Approximately $20.0 million of the charge related to cash payments for employee severance. As of March 31, 1997, approximately $5.0 million of this amount had been spent. The balance is expected to be paid by the end of 1997. In addition, the Company expects that the reengineering will result in costs of $.08 to $.10 per share which will be charged to income over the next nine to fifteen months. Such amounts were not significant in the first quarter.

Accounting Principles

  In February 1997, the Financial Accounting Standards Board issued FAS No. 128, "Earnings Per Share." This statement supersedes Accounting Principles Board Opinion No. 15. Pursuant to FAS No. 128, Primary EPS is replaced by Basic EPS, which is computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding for the period. In addition, Fully Diluted EPS is replaced with Diluted EPS, which gives effect to all shares of common stock that would have been outstanding if all dilutive potential common shares (relating to such things as the exercise of stock options and convertible debt) had been issued.

  FAS No. 128 is effective for interim and annual periods ending after December 15, 1997. Earlier application is not permitted, but when the opinion becomes effective all prior periods presented must be restated. EPS computed in accordance with FAS No. 128 for the three months ended March 31, 1996 and 1997, would have been as follows:

                                                                     1997  1996
                                                                     ----- -----
      Continuing Operations--
        Basic....................................................... $0.37 $0.37
        Diluted.....................................................  0.36  0.36
      Discontinued Operations--
        Basic....................................................... $ --  $0.01
        Diluted.....................................................   --   0.01

FINANCIAL CONDITION:

Liquidity and Capital Resources

  The Company had a working capital deficit of $142.5 million at March 31, 1997, compared with working capital of $54.5 million at December 31, 1996. For the first quarter of 1997, owners' cash flow was $422.8 million, including $330.0 million of proceeds from the asset monetization program, compared with a negative $90.9 million in the first quarter of 1996.

Acquisitions and Capital Expenditures

  Capital expenditures, excluding property and equipment of purchased businesses, were $151.3 million for the three months ended March 31, 1997, and $280.6 million for the comparable quarter in 1996. In addition, the Company and its principal subsidiaries spent $2.3 million on acquisitions in 1997 compared with $67.1 million in cash and debt (including debt assumed) and 7.1 million shares of Company common stock during the first quarter of 1996.

Capital Structure

  During the first quarter of 1997, total debt declined by $497.6 million from the first quarter of 1996 and by $321.7 million from December 31, 1996. Cash and marketable securities increased by $480.1 million in the first quarter of 1997 to $1.14 billion, in preparation for the completion of the Dutch Auction tender offer.

  The Boards of Directors of the Company and WTI have authorized their respective companies to repurchase shares of their own common stock (up to 50 million shares in the case of the Company and 30 million shares in the case
WTI) in the open market, in privately negotiated transactions, or through issuer tender offers. These programs extend into 1998. The Company did not repurchase any shares during the first quarter of 1997, but on April 1 commenced a "Dutch Auction" tender offer through which it subsequently repurchased 30 million of its shares at $30 per share.

  WTI announced in March 1997 the indefinite deferment of its previously planned Dutch Auction tender offer pending a further review of strategic options in its core business. During the first quarter of 1997, WTI repurchased 762,900 shares of its stock in the open market.

  As of December 31, 1996, the Company had outstanding 2.9 million put options on its common stock which expired in February 1997. The Company paid the holders of 1.9 million options cash of $1.6 million, representing the difference between the strike price and the market price of the underlying shares at expiration, in lieu of repurchasing the stock. The remaining options expired unexercised as the market price of the Company's stock exceeded the strike price at maturity. No put options were outstanding at March 31, 1997, although the Company may sell additional such options in the future.

FORWARD-LOOKING INFORMATION

  Except for historical data, the information contained herein under the captions "Summary--Recent Developments" and "Management's Discussion and Analysis of Results of Operations and Financial Condition" constitute forward-looking statements. Forward-looking statements are inherently uncertain and subject to risks. Such statements should be viewed with caution. Actual results or experience could differ materially from the forward-looking statements as a result of many factors, including the ability of the Company to meet anticipated price increase and new business sales goals, changes in the price of recyclable commodities, adverse weather conditions, slowing of the overall economy, increased interest costs arising from a change in the Company's leverage, failure of the Company's restructuring and reengineering plans to produce the anticipated cost savings, the inability to complete the divestiture of discontinued businesses or the monetization of other assets at appropriate prices and terms, and the cost and timing of stock repurchase programs. The Company makes no commitment to disclose any revisions to forward-looking statements, or any facts, events or circumstances after the date hereof that may bear upon forward-looking statements.

                            BUSINESS OF THE COMPANY

GENERAL

  The Company provides waste management services to commercial, industrial, residential and municipal and other governmental customers.

  The Company has five primary operating subsidiaries. WMNA provides integrated solid waste management services in North America and manages the on-site industrial cleaning services business of Rust. CWM provides chemical waste treatment, storage, disposal and related services and also furnishes low-level radioactive waste management and disposal services in North America. WTI is engaged in the ownership and operation of trash-to-energy, waste-fuel powered independent power, and biosolids pelletizer facilities as well as providing biosolids land application services. Waste Management International provides comprehensive waste management and related services outside North America, with operations in eight countries in Europe, six countries in the Asia-Pacific region, and Argentina, Australia, Brazil, Israel and New Zealand. The Company considers its operations to be part of a single industry segment-- waste management services--and reports accordingly.

  Unless the context indicates to the contrary, all statistical and financial information under the captions "Summary," "The Company," "Business of the Company" and "Property and Equipment" of this report is given as of December 31, 1996. Also, unless the context indicates to the contrary, statistical and financial data appearing under the caption "North American Solid and Hazardous Waste Management Services" relate only to the Company's WMNA, CWM, AETS and Chem-Nuclear groups of subsidiaries and do not include any data relating to Rust, Rust's on-site industrial cleaning services business managed by WMNA, WTI or Waste Management International. See "International Waste Management and Related Services" and "Trash-to-Energy and Related Services."

NORTH AMERICAN SOLID AND HAZARDOUS WASTE MANAGEMENT SERVICES

  The Company's North American solid waste management and recycling services include residential, commercial and industrial collection, transfer and disposal services and related services provided by WMNA. The Company's North American hazardous waste management services include chemical waste treatment, storage, disposal and related services provided by WMNA and CWM, on-site integrated hazardous waste management services provided by AETS and low-level radioactive waste disposal services provided by Chem-Nuclear. For each of the three years in the period ended December 31, 1996, the North American solid and hazardous waste revenue amounted to 67.3%, 68.6% and 69.5% respectively, of the Company's total revenues. For each of the three years in the period ended December 31, 1996, the following table shows the percentages of the Company's total North American solid and hazardous waste services revenue (excluding on-site industrial cleaning services revenue) arising from the Company's principal solid and hazardous waste services:

                           YEAR ENDED DECEMBER 31
                           -------------------------
                            1994     1995     1996
                           -------  -------  -------
Solid Waste and Recycling
 Collection Services:
  Residential.............    20.0%    19.6%    20.0%
  Commercial..............    26.7     26.4     26.2
  Roll-off and Industrial.    21.8     21.5     21.5
Solid Waste Disposal,
 Transfer and Related
 Services.................    21.2     23.4     24.1
Hazardous Waste Services..    10.3      9.1      8.2
                           -------  -------  -------
                             100.0%   100.0%   100.0%
                           =======  =======  =======

SOLID WASTE MANAGEMENT, RECYCLING AND RELATED SERVICES

  At December 31, 1996, WMNA conducted solid waste management, recycling and related services operations in 47 states, the District of Columbia, four Canadian provinces and Mexico. Since January 1, 1997, the Company disposed of most of its Canadian solid waste assets. During 1994, 1995 and 1996, operations in California, Florida and Pennsylvania together accounted for approximately 30%, 28% and 26%, respectively, of North America solid waste revenue. No customer accounted for as much as 1% of such revenue in 1994, 1995 or 1996.

Collection

  WMNA provides solid waste collection services to approximately 1.1 million commercial and industrial customers. Collection services are also provided to approximately 11.8 million homes and apartment units. These services include collection of recyclable commodities. See "Recycling and Energy Recovery-- Recycling" for a description of recycling services.

  Commercial and Industrial

  Many of WMNA's commercial and industrial customers utilize containers to store solid waste, including "roll-offs," which are large containers dropped off at construction or other sites for the deposit of waste and then hoisted when full onto a truck for transport. These containers, ranging from 1 to 45 cubic yards in size, are usually provided to the customer as part of WMNA's services. Stationary compactors, which compact the volume of the stored waste prior to collection, are frequently installed on the premises of large volume customers and are usually provided to these customers in conjunction with WMNA's collection services. Containerization enables WMNA to service most of its commercial and industrial customers with collection vehicles operated by a single employee. Compaction serves to decrease the frequency of collection.

  Commercial and industrial collection services (which include containerized service to apartment buildings) are generally performed under one- to three-year service agreements. Fees are determined by such considerations as market factors, collection frequency, type of equipment furnished, length of service agreement, type and volume or weight of the waste collected, distance to the disposal facility and cost of disposal.

  Residential

  Most of WMNA's residential solid waste collection services are performed under contracts with, or franchises granted by, municipalities giving WMNA exclusive rights to service all or a portion of the homes in their respective jurisdictions. Such contracts or franchises usually range in duration from one to five years. The fees received by WMNA are based primarily on market factors, frequency and type of service, the distance to processing or disposal facilities and cost of processing or disposal. Residential collection fees are either paid by the municipalities out of tax revenues or service charges or are paid directly by the residents receiving the service.

Transfer

  WMNA operates 159 solid waste transfer stations. A transfer station is a facility where solid waste is received from collection vehicles and then transferred to, and in some cases compacted in, large, specially constructed trailers for transportation to disposal or resource recovery facilities. This procedure reduces costs by improving utilization of collection personnel and equipment and improving the efficiency of transporting waste to final disposal facilities.

  The services of these facilities are provided to municipalities or counties and in most instances are also used by WMNA and by other collection companies. Fees are generally based upon such considerations as competition, the type and volume or weight of the waste transferred, the extent of processing of recyclable materials, the transport distance involved and the cost of disposal.

Recycling and Energy Recovery

  Recycling

  WMNA provides recycling services in the United States through its Recycle America(R) and other programs. Recycling involves the removal of reusable materials from the waste stream for processing and sale or other disposition for use in various applications. Participating commercial and industrial operations use containers to separate recyclable paper, glass, plastic and metal wastes for collection, processing and sale by WMNA. Fees are determined by such considerations as competition, frequency of collection, type and volume or weight of the recyclable material, degree of processing required, distance the recyclable material must be transported and value of the recyclable material.

  As part of its residential solid waste collection services, WMNA engages in curbside collection of recyclable materials from residences in the United States, and also through its Recycle America(R) and other programs. Curbside recycling services generally involve the collection of recyclable paper, glass, plastic and metal waste materials, which may be separated by residents into different waste containers or commingled with other recyclable materials. The recyclable materials are then typically deposited at a local materials recovery facility where they are sorted and processed for resale.

  The prices received by the Company for recyclable materials fluctuate substantially from quarter to quarter and year to year depending upon domestic and foreign demand for such materials, the quality of such materials, prices for new materials and other factors. In some instances, the Company enters into agreements with customers or the local governments of municipalities in which it provides recycling services whereby the customers or the governments share in the gains and losses resulting from fluctuation in prices of recyclable commodities. These agreements mitigate both the Company's gains and losses from such fluctuations.

  In 1996, WMNA provided curbside recycling services to approximately 7.9 million households in the United States and Canada. WMNA has approximately 197,000 commercial and industrial recycling services customers.

  WMNA operates 140 materials recovery facilities for the receipt and processing of recyclable materials. Such processing consists of separating recyclable materials according to type and baling or otherwise preparing the separated materials for sale.

  WMNA also participates in joint ventures with Stone Container Corporation and American National Can Corporation to engage, respectively, in the businesses of marketing paper fibre and aluminum, steel, and glass containers for recycling. In each case WMNA sells to the joint venture, or has the joint venture market, the paper fibre or containers collected by WMNA to Stone Container, American National Can or other parties who will process them for reuse. The joint venture with American National Can also owns and operates four glass processing facilities. During 1996, the Stone Container joint venture marketed approximately 4.9 million tons of paper fiber and the American National Can joint venture processed approximately 400,000 tons of other recyclable materials. WMNA also provides tire and demolition and construction debris recycling services.

  Energy Recovery

  At 37 WMNA-owned or -operated sanitary landfill facilities, WMNA is engaged in methane gas recovery operations. These operations involve the installation of a gas collection system into a sanitary landfill facility. Through the gas collection system, gas generated by decomposing solid waste is collected and transported to a gas-processing facility at the landfill site. Through physical processes methane gas is separated from contaminants. The processed methane gas generally is then either sold directly to industrial users or to an affiliate of the Company which uses it as a fuel to power electricity generators. Electricity generated by these facilities is sold, usually to public utilities under long-term sales contracts, often under terms or conditions which are subject to approval by regulatory authorities.

  The Company also engages in other resource recovery activities through WTI's trash-to-energy and related operations and Waste Management International's operations. See " Trash-to-Energy and Related Services" and "International Waste Management and Related Services."

Disposal

  WMNA operates 133 solid waste sanitary landfill facilities. Of this number, 105 are owned by WMNA and the remainder are leased from, or operated under contract with, others. Additional facilities are in various stages of development. WMNA also provides yard-waste composting services, bioremediation of petroleum-contaminated soils and solidification of difficult-to-treat liquid wastes at a number of its disposal facilities. All of the sanitary landfill facilities are subject to governmental regulation. See "Regulation-- Waste Management Services--Solid Waste."

  A sanitary landfill site must have geological and hydrological properties and design features which limit the possibility of water pollution, directly or by leaching. Sanitary landfill operations, which include carefully planned excavation, continuous spreading and compacting of solid waste and covering of the waste, are designed to maintain sanitary conditions, insure optimum utilization of the airspace and prepare the site for ultimate use for other purposes.

  Suitable sanitary landfill facilities and permission to expand existing facilities may be difficult to obtain in some areas because of land scarcity, local resident opposition and governmental regulation. As its existing facilities become filled in such areas, the solid waste disposal operations of WMNA are and will continue to be materially dependent on its ability to purchase, lease or obtain operating rights for additional sites or expansion of existing sites and to obtain the necessary permits from regulatory authorities to construct and operate them. In addition, there can be no assurance that additional sites can be obtained or that existing facilities can continue to be expanded or operated. However, management believes that the facilities currently available to WMNA are sufficient to meet the needs of its operations in most areas for the foreseeable future.

  To develop a new facility, WMNA must expend significant time and capital resources without any certainty that the necessary permits will ultimately be issued for such facility or that the Company will be able to achieve and maintain the desired disposal volume at such facility. If the inability to obtain and retain necessary permits, the failure of a facility to achieve the desired disposal volume or other factors cause WMNA to terminate development efforts for a facility, the capitalized development expenses of the facility may need to be written off.

  In varying degrees, WMNA utilizes its own sanitary landfill facilities to accommodate its disposal requirements for collection and transfer operations. In 1994, 1995 and 1996 approximately 55%, 57% and 60%, respectively, of the solid waste collected by WMNA was disposed of in sanitary landfill facilities operated by it. Usually these facilities are also used by other companies and government agencies on a noncontract basis for fees determined by such considerations as competition and the type and volume or weight of the waste.

Related Services

  WMNA also provides or manages several types of services which are compatible with its solid waste collection operations. Included in these operations are on-site industrial cleaning services and portable sanitation services.

  WMNA manages the business of Rust Industrial Services Inc., a subsidiary of Rust ("RIS"), providing on-site industrial services. RIS performs a variety of types of industrial services --water blasting, tank cleaning, explosives blasting, chemical cleaning, industrial vacuuming, catalyst handling and separation technologies--primarily for clients in the petrochemical, chemical, and pulp and paper industries, utilities and, to a lesser extent, the public sector. RIS also assists clients in the nuclear and utility industries in solving electrical, mechanical, engineering and related technical services problems.

  Prior to selling the businesses in 1996 and early 1997, RIS also provided scaffolding rental and erection services primarily to the chemical, petrochemical and utilities industries and a variety of other on-site services.

  Rust also provides hazardous, radioactive and mixed waste program and facilities management services, primarily to the United States Department of Energy and other federal government agencies. Such services include waste treatment, storage, characterization and disposal and privatization services.

  WMNA also provides portable sanitation services to municipalities and commercial customers. The portable sanitation services, which are marketed under the Port-O-Let(R) trade name, are also used at numerous special events and public gatherings.

HAZARDOUS WASTE MANAGEMENT AND RELATED SERVICES

Chemical Waste Management Services

  The Company operates chemical waste treatment, storage and disposal facilities in 16 states and also owns a majority interest in a subsidiary which operates a resource recovery and storage facility and a disposal facility in Mexico. The chemical wastes handled by the Company include industrial by-products and residues that have been identified as "hazardous" pursuant to the Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), as well as other materials contaminated with a wide variety of chemical substances.

  Chemical waste may be collected from customers and transported by WMNA or CWM or contractors retained by them or delivered by customers to their facilities. Chemical waste is transported primarily in specially constructed tankers and semi-trailers, including stainless steel and rubber or epoxy-lined tankers and vacuum trucks, or in containers or drums on trailers designed to comply with applicable regulations and specifications of the U.S. Department of Transportation ("DOT") relating to the transportation of hazardous materials. WMNA and CWM also operate several facilities at which waste collected from or delivered by customers may be analyzed and consolidated prior to further shipment.

  All of the Company's seven United States secure land disposal facilities have been issued permits under RCRA. See "Regulation--RCRA." In general, the Company's secure land disposal facilities have received the necessary permits and approvals to accept chemical wastes, although some of such sites may accept only certain chemical wastes. Only chemical wastes in a stable, solid form which meet applicable regulatory requirements may be buried in the Company's secure disposal cells. These land disposal facilities are sited, constructed and operated in a manner designed to provide long-term containment of such waste. Chemical wastes may be treated prior to disposal. Physical treatment methods include distillation, evaporation and separation, all of which basically result in the separation or removal of solid materials from liquids. Chemical treatment methods include chemical oxidation and reduction, chemical precipitation of heavy metals, hydrolysis and neutralization of acid and alkaline wastes and essentially involve the transformation of wastes into inert materials through one or more chemical reaction processes. At two of its locations, the Company isolates treated chemical wastes in liquid form by injection into deep wells. Deep well technology involves drilling wells in suitable rock formations far below the base of fresh water and separated from it by other substantial geological confining layers.

  AETS provides on-site integrated hazardous waste management services, including hazardous waste identification, packaging, removal and recycling services in North America. These services include on-site hazardous waste data management, education and training, inventory control and other administrative services, lab pack services, drum identification services, household hazardous waste programs, less-than-full load waste pickup and consolidation services, and related services. AETS provides these services primarily to industrial, institutional and public sector customers, including laboratories.

  In the United States, most chemical wastes generated by industrial processes are handled "on-site" at the generators' facilities. Since the mid-1970's, public awareness of the harmful effects of unregulated disposal of chemical wastes on the environment and health has led to extensive and evolving federal, state and local regulation of chemical waste management activities. The major federal statutes regulating the management of chemical wastes include RCRA, the Toxic Substances Control Act ("TSCA") and the Comprehensive Environmental Response, Compensation and Liabilities Act of 1980, as amended ("CERCLA" or "Superfund"), all primarily administered by the United States Environmental Protection Agency ("EPA"). The business is heavily dependent upon the extent to which regulations promulgated under these or similar state statutes and their enforcement over time effectively require wastes to be specially handled or managed and disposed of in facilities of the type owned and operated by the Company. See "Regulation-- Waste Management Services--Hazardous Waste," "--RCRA" and "--Superfund." The chemical waste services industry currently has substantial excess capacity caused by a number of factors, including a decline in environmental remediation projects generating hazardous waste for off-site treatment and disposal, continuing efforts by hazardous waste generators to reduce volume and to manage the wastes on-site, and the uncertain regulatory environment regarding hazardous waste management and remediation requirements. These factors have led to reduced demand and increased pressure on pricing for chemical waste management services, conditions which the Company expects to continue for the foreseeable future.

Low-Level and Other Radioactive Waste Services

  Radioactive wastes with varying degrees of radioactivity are generated by nuclear reactors and by medical, industrial, research and governmental users of radioactive material. Radioactive wastes are generally classified as either high-level or low-level. High-level radioactive waste, such as spent nuclear fuel and waste generated during the reprocessing of spent fuel from nuclear reactors, contains substantial quantities of long-lived radionuclides and is the ultimate responsibility of the federal government. Low-level radioactive waste, which decays more quickly than high-level waste, largely consists of dry compressible wastes (such as contaminated gloves, paper, tools and clothing), resins and filters which have removed radioactive contaminants from nuclear reactor cooling water, solidified wastes from power plants which have become contaminated with radioactive substances and irradiated hardware.

  Chem-Nuclear provides comprehensive low-level radioactive waste management services in the United States consisting of disposal, processing and various other special services. To a lesser extent, it provides services with respect to radioactive waste that has become mixed with regulated chemical waste.

  Chem-Nuclear's radioactive disposal operations involve low-level radioactive waste only. Its Barnwell, South Carolina facility is one of three licensed commercial low-level radioactive waste disposal facilities in the United States and has been in operation since 1971. A trust has been established and funded to pay the estimated cost of decommissioning the Barnwell facility. A second fund, for the extended care of the facility, is funded by a surcharge on each cubic foot of waste received. Chem-Nuclear may be liable for additional costs if the extra charges collected to restore and maintain the facility are insufficient to cover the cost of restoring or maintaining the site after its closure (which Chem-Nuclear has no reason to expect). Under state legislation enacted in 1995, the Barnwell, South Carolina facility is authorized to operate until its current permitted disposal capacity is fully utilized, unless such authorization is changed by legislation.

  Chem-Nuclear also processes low-level radioactive waste at its customers' plants to enable such waste to be shipped in dry rather than liquid form to meet the requirements for receipt at disposal facilities and to reduce the volume of waste that must be transported. Processing operations include solidification, demineralization, dewatering and filtration. Other services offered by Chem-Nuclear include providing electro-chemical, abrasive and chemical removal of radioactive contamination, providing management services for spent nuclear fuel storage pools and storing and incinerating liquid radioactive organic wastes.

INTERNATIONAL WASTE MANAGEMENT AND RELATED SERVICES

  The Company is a leading provider of waste management and related services internationally, primarily through Waste Management International, which conducts essentially all of the waste management operations of the Company located outside North America. International waste management and related services comprised approximately 20.2%, 20.6% and 20.8% of the Company's total revenue in each of the three years ended December 31, 1996. Waste Management International's business may broadly be characterized into two areas of activity, collection services and treatment and disposal services. The following table shows the derivation of Waste Management International's revenue for the years indicated and includes revenue from construction of treatment or disposal facilities for third parties under "Treatment and Disposal Services":

                                                   YEAR ENDED DECEMBER 31
                                                   ---------------------------
                                                    1994      1995      1996
                                                   -------   -------   -------
Collection Services...............................      64%       64%       65%
Treatment and Disposal Services...................      36%       36%       35%

  While the Company has had international operations since the mid-1970's, the bulk of the Company's international operations and revenues are derived from the acquisition from 1990 to 1995 of numerous companies and interests in Europe. However, with its acquisition goals largely completed, Waste Management International has engaged in only a few additional small acquisitions since 1995 and has begun to dispose of certain operations which do not fit its long-term strategy.

  In accordance with its objective of maintaining a local identity, Waste Management International, in certain cases, operates through companies or joint ventures in which Waste Management International and its affiliates own less than a 100% interest. For example, Waste Management International is a party to a joint venture with Wessex to provide waste management and related services in the United Kingdom.

  Waste Management International's revenue mix by country varies from year to year. Countries in which revenue exceeded 10% of Waste Management International's consolidated total were: Italy (26%) and Germany (12%) in 1994, Italy (23%), Germany (14%), The Netherlands (11%) and the United Kingdom (11%) in 1995 and Italy (25%), the United Kingdom (12%), Germany (11%) and The Netherlands (11%) in 1996.

  While Waste Management International has considerable experience in mobilizing for and managing foreign projects, its operations continue to be subject generally to such risks as currency fluctuations and exchange controls, the need to recruit and retain suitable local labor forces and to control and coordinate operations in different jurisdictions, changes in foreign laws or governmental policies or attitudes concerning their enforcement, political changes, local economic conditions and international tensions. In addition, price adjustment provisions based on certain formulae or indices may not accurately reflect the actual impact of inflation on the cost of performance.

  Following a strategic assessment of the European market, Waste Management International has sold its operations in France and Spain and intends to reduce its investment in Austria through joint ventures or the sale of various operations within that country. Waste Management International intends to focus its resources on those markets in which it believes it can attain significant market share. Waste Management International has also written off the investment in its hazardous waste disposal facility in Germany because recent regulatory changes have adversely affected its volumes.

Collection Services

  Collection services include collection and transportation of solid, hazardous and medical wastes and recyclable material from residential, commercial and industrial customers. The residential solid waste collection process, as well as the commercial and industrial solid and hazardous waste collection process, is similar to that utilized by the Company in the United States. Waste Management International provided collection services as of December 31, 1996 to governmental and private customers in eight European countries, Argentina, Australia and New Zealand. Business is obtained through public bids or tenders, negotiated contracts, and, in the case of commercial and industrial customers, direct contracts. Waste Management International operates 318 collection and staging facilities and 76 waste transfer facilities.

  Residential solid waste collection is normally performed by Waste Management International pursuant to municipal contracts. Waste Management International has approximately 1,420 municipal contracts, serving more than 6.3 million residential properties. The scope, specifications, services provided and duration of such contracts vary substantially, with some contracts encompassing landfill disposal of collected waste, street sweeping and other related municipal services. The largest number of municipal contracts held by Waste Management International is in Italy where Waste Management International services approximately 1.85 million residential properties. Pricing for municipal contracts is generally based on volume of waste, number and frequency of collection pick-ups, and disposal arrangements. Longer-term contracts typically have formulae for periodic price increases or adjustments. Waste Management International also provides curbside recycling services similar to those provided by Waste Management in North America.

  Street, industrial premises, office and parking lot cleaning services are also performed by Waste Management International, along with portable sanitation/toilet services for such occasions as outdoor concerts and special events.

  Waste Management International's commercial and industrial solid and hazardous waste collection services are generally contracted for by individual establishments. In addition to solid waste collection customers, Waste Management International provides services to small quantity waste generators, as well as larger petrochemical, pharmaceutical and other industrial customers, including collection of hazardous, chemical or medical wastes or residues. Waste Management International has approximately 300,000 commercial and industrial customers. Contract terms and prices vary substantially among jurisdictions and types of customer. Waste Management International also provides commercial and industrial recycling services.

Treatment and Disposal Services

  Treatment and disposal services include processing of recyclable materials, operation of both solid and hazardous waste landfills, operation of municipal and hazardous waste incinerators, operation of a trash-to-energy facility, operation of water and wastewater treatment facilities, operation of hazardous waste treatment facilities and construction of treatment or disposal facilities for third parties. Treatment and disposal services are provided under contracts which may be obtained through public bid or tender or direct negotiation, and are also provided directly to other waste service companies. At December 31, 1996, Waste Management International owned, operated or maintained 26 waste treatment facilities, 85 recycling and recyclables processing facilities, eight incinerators and 56 landfills.

  Once collected, solid wastes may be processed in a recyclables processing facility for sale or other disposition for use in various applications. Unprocessed solid wastes, or the portion of the waste stream remaining after recovery of recyclable materials, require disposal, which may be accomplished through incineration (in connection with which the energy value may be recovered in a trash-to-energy facility) or through disposal in a solid waste landfill. The relative use of landfills versus incinerators differs from country to country and will depend on many factors, including the availability of land, geological and hydrological conditions, the availability and cost of technology and capital, and the regulatory environment. The main determinants of the disposal method are the disposal costs at local landfills, as incineration is generally more expensive, community preferences and regulatory provisions.

  At present, in most countries in which Waste Management International operates, landfilling is the predominant disposal method employed. Waste Management International owns or operates solid waste landfills in Argentina, Australia, Brazil, Denmark, Germany, Hong Kong, Italy, New Zealand,

Sweden and the United Kingdom. Landfill disposal agreements may be separate contracts or an integrated portion of collection or treatment contracts.

  Demand for solid waste incineration is affected by landfill disposal costs and government regulations. The incineration process for non-hazardous solid waste has also been influenced by two significant factors in recent years: (i) increasingly strict control over air emissions from incinerators; and (ii) increasing emphasis on trash-to-energy incinerators, which utilize heat produced by incinerators to generate electricity and other energy. Incineration generates approximately 30% residue (by weight), which is either landfilled or, if permitted, recycled for use as a road base or in other construction uses.

  Waste Management International's trash-to-energy incinerator in Hamm is a German-designed plant and the only privately operated trash-to-energy facility in Germany. It is among the first trash-to-energy facilities to fully comply with that country's stringent air pollution requirements. The facility serves the household and commercial solid waste incineration needs of a population of approximately 600,000 in Hamm and nearby towns. Under its current permits, the facility is able to produce 18 megawatts per hour of steam-generated electricity and sold approximately 49,000 megawatt hours to the local power grid in 1996. In April 1997, Waste Management International announced that it had signed an option agreement to sell this facility.

  In 1992, Waste Management International entered into a contract with the County of Gutersloh, Germany, to design, construct, own and operate a trash-to-energy facility. The facility is designed to convert 268,000 metric tons per year of municipal waste and sewage sludge into energy. During 1995, Waste Management International's permit application to develop and operate the Gutersloh facility was denied. Waste Management International believes it is entitled to the permit and is appealing the denial. During 1996, Waste Management International and the County discussed the viability of the project, as well as the County's ability to terminate the operations and lease agreements for the project site, which Waste Management International opposes unless there is adequate compensation.

  Waste Management International also operates seven small conventional municipal solid and other waste incineration facilities. Waste Management International and WTI have also formed a joint venture to develop trash-to-energy projects outside Germany, Italy and North America. See "Competition" below.

  Waste Management International owns or operates hazardous waste treatment facilities in Finland, Germany, Hong Kong, Indonesia, Italy, The Netherlands, Sweden and the United Kingdom and has entered into agreements with respect to the development of hazardous waste treatment facilities in Argentina and Thailand.

TRASH-TO-ENERGY AND RELATED SERVICES

  WTI, through its subsidiaries, is a leading developer, operator and owner of trash-to-energy and waste fuel powered independent power facilities in the United States. These facilities, either owned or operated, give WTI approximately 920 megawatts per hour of electric generating capacity. WTI's trash-to-energy projects utilize proven boiler and grate technology and are capable of processing up to 23,750 tons of trash per day. The heat from this combustion process is converted into high-pressure steam, which typically is used to generate electricity for sale to public utility companies under long-term contracts.

  WTI's trash-to-energy development activities have historically involved a number of contractual arrangements with a variety of private and public entities, including municipalities (which supply trash for combustion), utilities or other power users (which purchase the energy produced by the facility), lenders, public debtholders, joint venture partners and equity investors (which provide financing for the project) and the contractors or subcontractors responsible for building the facility. In addition, WTI's activities have often included identifying and acquiring sites for the facility and for the disposal of residual ash produced by the facility and obtaining necessary permits and licenses from local, state and federal regulatory authorities.

  WTI also develops, operates and, in some cases, owns independent power projects, which either cogenerate electricity and thermal energy or generate electricity alone for sale to customers, including utilities and private industry. Cogeneration is a technology which allows the simultaneous production of two or more useful forms of energy from a single primary fuel source, thus providing a more efficient use of a fuel's total energy content. These power systems use waste wood, waste tires, waste coal or natural gas as fuel, and employ state-of-the-art technology, such as fluidized-bed combustion, to ensure the efficient burning of fuel with reduced emission levels. WTI acquired two industrial cogeneration plants (so-called "inside-the-fence" facilities) during the year as part of its strategy to leverage its energy plant operating capabilities and project financing expertise by owning or operating power plants for industrial customers. The first facility, located in Martell, California, was acquired in May 1996 and the second plant, located in Anderson, California near one of the Company's other facilities, was purchased in November 1996.

  In addition, WTI develops, operates and owns projects that compost organic wastes and treat and manage biosolids. WTI provides a range of biosolids management services, including land application, drying, pelletizing, alkaline stabilization and composting, to more than 400 communities, typically pursuant to multi-year contracts under which WTI is paid by the generator to make beneficial use of the biosolids. Land application involves the application of non-hazardous biosolids as a natural fertilizer on farmland pursuant to rigorous site-specific permits issued by applicable state authorities. Biosolids are also used in land reclamation projects such as strip mines. Regulations issued by the EPA in December 1992 under the Clean Water Act encourage the beneficial use of municipal sewage sludge by recognizing the resource value of biosolids as a fertilizer and soil conditioner, and establish requirements for land application designed to protect human health and the environment.

  WTI also develops and operates facilities at which biosolids are dried and pelletized and has three facilities currently in operation, with one other facility undergoing start-up activity. WTI has approximately 635 dry-tons-per-day of biosolids drying capacity either in operation or under construction. Biosolids which have been dried are generally used as fertilizer by farmers, commercial landscapers and nurseries and as a bulking agent by fertilizer manufacturers.

  WTI subsidiaries also design and install advanced air pollution control equipment and design, construct and maintain tall concrete chimneys and storage silos. WTI's expertise in air pollution control technologies and chimney design and construction is used in the design and construction of WTI's trash-to-energy facilities, which WTI believes strengthens its competitive position.

REGULATION

  While, in general, the Company's waste management services business has benefited from increased governmental regulation, the industry in which the Company operates has become subject to extensive and evolving regulation by federal, state, local and foreign authorities. In particular, the regulatory process requires firms in the Company's industry to obtain and retain numerous governmental permits to conduct various aspects of their operations, any of which may be subject to revocation, modification or denial. As a result of governmental policies and attitudes relating to the industry, which are subject to reassessment and change, the Company believes that its ability to obtain applicable permits from governmental authorities on a timely basis, and to retain such permits, could be impaired. The Company is not in a position at the present time to assess the extent of the impact of such potential changes in governmental policies and attitudes on the permitting processes, but it could be significant. In particular, adverse decisions by governmental authorities on permit applications submitted by the Company may result in abandonment of projects, premature closure of facilities or restriction of operations, which could result in a loss of earnings from a facility, a write-off of capitalized costs or both.

  Federal, state, local and foreign governments have also from time to time proposed or adopted other types of laws, regulations or initiatives with respect to the waste management services industry. Included among them are laws, regulations and initiatives to ban or restrict the international, interstate or intrastate shipment of wastes, impose higher taxes on out-of-state waste shipments than in-state shipments, reclassify certain categories of hazardous wastes as non-hazardous and regulate disposal facilities as public utilities. Certain state and local governments have promulgated "flow control" regulations, which attempt to require that all waste generated within the state or local jurisdiction must go to certain disposal sites. The United States Congress has from time to time considered legislation that would enable or facilitate such bans, restrictions, taxes and regulations. Due to the complexity of regulation of the industry and to public pressure, implementation of existing or future laws, regulations or initiatives by different levels of government may be inconsistent and is difficult to foresee. Many state and local governments have enacted mandatory or voluntary recycling laws and bans on the disposal of yard-waste in landfills. An effect of these and similar laws is to reduce the volume of wastes that would otherwise be disposed in landfills. In addition, municipalities and other governmental entities with whom the Company contracts to provide solid waste collection or disposal services, or both, may require the Company as a condition of securing the business to provide recycling services and operate recycling and composting facilities, which may cause the Company to incur substantial costs. The Company makes a continuing effort to anticipate regulatory, political and legal developments that might affect its operations but is not always able to do so. The Company cannot predict the extent to which any legislation or regulation that may be enacted, amended, repealed or enforced, or any failure or delay in enactment or enforcement of legislation or regulations or funding of government agencies or programs, in the future may affect its operations. Such matters could have a material adverse impact on the Company's earnings for one or more fiscal quarters or years.

  The demand for certain of the services provided by the Company, particularly its hazardous waste management services, is dependent in part on the existence and enforcement of federal, state and foreign laws and regulations which govern the discharge of hazardous substances into the environment and on the funding of agencies and programs under such laws and regulations. Such businesses will be adversely affected to the extent that such laws or regulations are amended or repealed, with the effect of reducing the regulation of, or liability for, such activity, that the enforcement of such laws and regulations is lessened or that funding of agencies and programs under such laws and regulations is delayed or reduced. In particular, the EPA continues to consider proposals under RCRA to redefine the term "hazardous waste" for regulatory purposes. Under some such proposals, wastes containing minimal concentrations of hazardous substances would no longer be subject to the stringent record-keeping, handling, treatment and disposal rules applied to hazardous wastes under RCRA. Other EPA proposals would cause certain wastes which presently must be managed in TSCA-approved facilities to be eligible for disposal in facilities not approved under TSCA. These proposals would, if adopted, reduce the volume of wastes for which the Company's hazardous waste management services are needed.

  In addition to environmental laws and regulations, federal government contractors, including the Company, are subject to extensive regulation under the Federal Acquisition Regulation and numerous statutes which deal with the accuracy of cost and pricing information furnished to the government, the allowability of costs charged to the government, the conditions under which contracts may be modified or terminated, and other similar matters. Various aspects of the Company's operations are subject to audit by agencies of the federal government in connection with its performance of work under such contracts as well as its submission of bids or proposals to the government. Failure to comply with contract provisions or other applicable requirements may result in termination of the contract, the imposition of civil and criminal penalties against the Company, or the suspension or debarment of all or a part of the Company from federal government work, which could have a material adverse impact upon the Company's financial condition or earnings for one or more fiscal quarters or years. Among the reasons for debarment are violations of various statutes, including those related to employment practices, the protection of the environment, the accuracy of records and the recording of costs. Some state and local governments have similar suspension and debarment laws or regulations.

  Because of the high level of public awareness of environmental issues, companies in the waste management services business, including the Company, may in the normal course of their business be expected periodically to become subject to judicial and administrative proceedings. Governmental agencies may seek to impose fines on the Company or revoke, deny renewal of, or modify the Company's operating permits or licenses. The Company is also subject to actions brought by private parties or special interest groups in connection with the permitting or licensing of its operations, alleging violations of such permits and licenses, or other matters. In addition, increasing governmental scrutiny of the environmental compliance records of the Company, CWM, WTI, Rust, Waste Management International or their affiliates could cause a private or public entity seeking waste management services to disqualify the Company from competing for one or more projects, on the grounds that these records display inadequate attention to environmental compliance.

WASTE MANAGEMENT SERVICES

Solid Waste

  Operating permits are generally required at the state and local level for landfills, transfer stations and collection vehicles. Operating permits need to be renewed periodically and may be subject to revocation, modification, denial or non-renewal for various reasons, including failure of the Company to satisfy regulatory concerns. With respect to solid waste collection, regulation takes such forms as licensing of collection vehicles, truck safety requirements, vehicular weight limitations and, in certain localities, limitations on rates, area, time and frequency of collection. With respect to solid waste disposal, regulation covers various matters, including landfill location and design, groundwater monitoring, gas control, liquid runoff and rodent, pest, litter and traffic control. Zoning and land use requirements and limitations are encountered in the solid waste collection, transfer, recycling and energy recovery and disposal phases of the Company's business. In almost all cases the Company is required to obtain conditional use permits or zoning law changes in order to develop transfer station, resource recovery or disposal facilities. In addition, the Company's disposal facilities are subject to water and air pollution laws and regulations. Noise pollution laws and regulations may also affect the Company's operations. Governmental authorities have the power to enforce compliance with these various laws and regulations and violators are subject to injunctions, fines and revocation of permits. Private individuals may also have the right to sue to enforce compliance. Safety standards under the Occupational Safety and Health Act ("OSHA") are also applicable to the Company's solid waste and related services operations.

  The EPA and various states acting pursuant to EPA-delegated authority have promulgated rules pursuant to RCRA which serve as minimum requirements for land disposal of municipal wastes. The rules establish more stringent requirements than previously applied to the siting, construction, operation and closure of all but the smallest municipal waste landfill facilities. In certain cases, the failure of some states to adopt the federal requirements may increase costs to meet inconsistent federal and state laws applicable to the same facility. The Company does not believe that continued compliance with the more stringent minimum requirements will have a material adverse effect on the Company's operations. See also "RCRA" and "Superfund" below for additional regulatory information.

  In March 1996, the EPA issued regulations that require large, municipal solid waste landfills to install and monitor systems to collect and control landfill gas. The regulations apply to landfills that are designed to accommodate 2.5 million cubic meters or more of municipal solid waste and that accepted waste for disposal after November 8, 1987, regardless of whether the site is active or closed.

The date by which each affected landfill must have such a gas collection and control system depends on whether the landfill began operation before or after May 30, 1991. Landfills constructed, reconstructed, modified or first accepting waste after May 30, 1991 generally must have systems in place by late 1998. Older landfills generally will be regulated by the states and will be required to have landfill gas systems in place within approximately 30 months of the EPA's approval of the state program. Many state solid waste regulations already require collection and control systems. Compliance with the new regulations is not expected to have a material adverse effect on the Company.

Hazardous Waste

  WMNA and CWM are required to obtain federal, state, local and foreign governmental permits for their chemical waste treatment, storage and disposal facilities. Such permits are difficult to obtain, and in most instances extensive geological studies, tests and public hearings are required before permits may be issued. WMNA's and CWM's chemical waste treatment, storage and disposal facilities are also subject to siting, zoning and land use restrictions, as well as to regulations (including certain requirements pursuant to federal statutes) which may govern operating procedures and water and air pollution, among other matters. In particular, WMNA's and CWM's operations in the United States are subject to the Safe Drinking Water Act (which regulates deep well injection), TSCA (pursuant to which the EPA has promulgated regulations concerning the disposal of PCBs), the Clean Water Act (which regulates the discharge of pollutants into surface waters and sewers by municipal, industrial and other sources) and the Clean Air Act (which regulates emissions into the air of certain potentially harmful substances). In their transportation operations, WMNA and CWM are subject to the jurisdiction of the Interstate Commerce Commission and regulated by the DOT and by regulatory agencies in each state. Employee safety and health standards under OSHA are also applicable.

  All of WMNA's and CWM's chemical waste treatment or disposal facilities in the United States have been issued permits under RCRA. The regulations governing issuance of permits contain detailed standards for hazardous waste facilities on matters such as waste analysis, security, inspections, training, preparedness and prevention, emergency procedures, reporting and recordkeeping. Once issued, a final permit has a maximum fixed term of 10 years, and such permits for land disposal facilities are required to be reviewed five years from the date of issuance. The issuing agency (either the EPA or an authorized state) may review or modify a permit at any time during its term.

  The Company believes that WMNA and CWM maintain each of their operating treatment, storage or disposal facilities in substantial compliance with the applicable requirements promulgated pursuant to RCRA. It is possible, however, that the issuance or renewal of a permit could be made conditional upon the initiation or completion of modifications or corrective actions at facilities, which might involve substantial additional capital expenditures on the part of WMNA or CWM. Although the Company is informed that WMNA and CWM anticipate the reauthorization of each permit at the end of its term if the facility's operations are in compliance with applicable requirements, there can be no assurance that such will be the case.

  The radioactive waste services of Chem-Nuclear are also subject to extensive governmental regulation. Due to the extensive geological and hydrological testing and environmental data required, and the complex political environment, it is difficult to obtain permits for radioactive waste disposal facilities. Various phases of Chem-Nuclear's low-level radioactive waste management services are regulated by various state agencies, the United States Nuclear Regulatory Commission (the "NRC") and the DOT. Regulations applicable to Chem-Nuclear's operations include those dealing with packaging, handling, labeling and routing of radioactive materials, and prescribe detailed safety and equipment standards and requirements for training, quality control and insurance, among other matters. Employee safety and health standards under OSHA are also applicable.

  See also "RCRA" and "Superfund" below for additional regulatory information.

Trash-to-Energy and Related Services

  WTI's business activities are subject to environmental regulation under federal, state and local laws and regulations, including the Clean Air Act, the Clean Water Act and RCRA. The Company believes that WTI's business is conducted in an environmentally responsible manner in material compliance with applicable laws and regulations. The Company does not anticipate that WTI's maintaining compliance with current requirements will result in any material decrease in earnings. There can be no assurance, however, that such requirements will not change so as to require significant additional expenditures. In particular, within the next several years, the air pollution control systems at certain trash-to-energy facilities owned or leased by WTI most likely will be required to be modified to comply with more stringent air pollution control standards adopted by the EPA in December 1995 for municipal waste combusters. The compliance dates will vary by facility, but, subject to the final decision in certain litigation which could result in up to an 18-month delay in the deadlines, all affected facilities most likely will be required to be in compliance with the standards by the end of the year 2000. Currently available technologies will be adequate to meet the new standards. Although the total expenditures required for such modifications are estimated to be $190 million to $230 million, they are not expected to have a material adverse effect on WTI's liquidity or results of operations because provisions in the impacted facilities' long-term waste supply agreements generally allow WTI to recover from customers the majority of incremental capital and operating costs. There can be no assurance, however, that in such event WTI would be able to recover, for each project, all such increased costs from its customers. Moreover, it is possible that future developments, such as increasingly strict requirements of environmental laws, and enforcement policies thereunder, could affect the manner in which WTI operates its projects and conducts its business, including the handling, processing or disposal of the wastes, by-products and residues generated thereby.

  Also, in May 1994, the U.S. Supreme Court ruled that state and local governments may not constitutionally restrict the free movement of trash in interstate commerce through the use of flow control laws. Such laws typically involve a municipality specifying the disposal site for all solid waste generated within its borders. Since the ruling, several decisions of state or federal courts have invalidated regulatory flow control schemes in a number of jurisdictions. Other judicial decisions have upheld non-regulatory means by which municipalities may effectively control the flow of municipal solid waste. There can be no assurance that such alternatives to regulatory flow control will in every case be found lawful. WTI's Gloucester County, New Jersey facility relies on a disposal franchise for substantially all of its supply of municipal solid waste. In July 1996, a Federal District Court permanently enjoined the State of New Jersey from enforcing its solid waste regulatory flow control system, which was held to be unconstitutional, but stayed the injunction for as long as its ruling is on appeal plus an additional period of two years to enable the State to devise an alternative nondiscriminatory approach. The State has indicated that it will continue to enforce flow control during the two-year transition period and has filed an appeal of the Federal District Court's ruling. The New Jersey legislature is now considering a bill to authorize counties and authorities, including the Gloucester County Improvement Authority, which administers WTI's franchise there, to implement a constitutionally permissible system of "economic flow control" designed to recover waste disposal costs incurred in reliance on the state's franchise system. The Supreme Court's 1994 ruling and subsequent court decisions have not to date had a material adverse effect on any of WTI's trash-to-energy operations. Federal legislation has been proposed, but not yet enacted, to effectively grandfather existing flow control mandates. In the event that such legislation is not adopted, WTI believes that affected municipalities will endeavor to implement alternative lawful means to continue controlling the flow of waste. In view of the uncertain state of the law at this time, however, WTI is unable to predict whether such efforts would be successful or what impact, if any, this matter might have on WTI's trash-to-energy facilities.

  WTI's energy facilities are also subject to the provisions of various energy-related laws and regulations, including PURPA. The ability of WTI's trash-to-energy and small power production facilities to sell power to electric utilities on advantageous terms and conditions and to avoid burdensome public utility regulation has historically depended, in part, upon the applicability of certain provisions of PURPA, which generally exempts WTI from state and federal regulatory control over electricity prices charged by, and the finances of, WTI and its energy-producing subsidiaries. As the states and the United States Congress have accelerated their consideration of the manner in which economic efficiencies can be gained by deregulating the electric generation industry, utilities and others have taken the position that power sales agreements entered into pursuant to PURPA which provide for rates in excess of current market rates should be voidable as "stranded assets." WTI's 25 power production facilities are qualifying facilities under PURPA and depend on the enforceability of their power sales agreements for their economic viability. Although a repeal or modification of PURPA is possible within the next two years, WTI believes it is unlikely that such action would retroactively abrogate the long-term contracts and rate orders pursuant to which most of WTI's existing projects sell electricity. Furthermore, the operations of WTI's existing trash-to-energy and other small power production facilities business are not expected to be materially and adversely affected if the various benefits of PURPA are repealed or substantially reduced on a prospective basis. Finally, the passage of the Energy Policy Act of 1992 created an alternative ownership mechanism by which WTI's future independent power projects would be able to participate in the electricity generation industry without the burdens of traditional public utility regulation. However, WTI can give no assurances that future utility restructurings, court decisions or legislative or administrative action in this area will not have a material adverse impact on WTI's financial position or results of operations.

RCRA

  Pursuant to RCRA, the EPA has established and administers a comprehensive, "cradle-to-grave" system for the management of a wide range of industrial by-products and residues identified as "hazardous" wastes. States that have adopted hazardous waste management programs with standards at least as stringent as those promulgated by the EPA may be authorized by the EPA to administer their programs in lieu of RCRA.

  Under RCRA and federal transportation laws, a transporter must deliver hazardous waste in accordance with a manifest prepared by the generator of the waste and only to a treatment, storage or disposal facility having a RCRA permit or interim status under RCRA. Every facility that treats or disposes of hazardous wastes must obtain a RCRA permit from the EPA or an authorized state and must comply with certain operating standards. The RCRA permitting process involves applying for interim status and also for a final permit. Under RCRA and the implementing regulations, facilities which have obtained interim status are allowed to continue operating by complying with certain minimum standards pending issuance of a permit.

  RCRA also imposes restrictions on land disposal of certain hazardous wastes and prescribes standards for hazardous waste land disposal facilities. Under RCRA, land disposal of certain types of untreated hazardous wastes has been banned except where the EPA has determined that land disposal of such wastes and treatment residuals should be permitted. The disposal of liquids in hazardous waste land disposal facilities is also prohibited.

  The EPA from time to time considers fundamental changes to its regulations under RCRA that could facilitate exemptions from hazardous waste management requirements, including policies and regulations that could implement the following changes: redefine the criteria for determining whether wastes are hazardous; prescribe treatment levels which, if achieved, could render wastes non-hazardous; encourage further recycling and waste minimization; reduce treatment requirements for certain wastes to encourage alternatives to incineration; establish new operating standards for combustion technologies; and indirectly encourage on-site remediation. To the extent such changes are adopted, they can be expected to adversely affect the demand for the Company's chemical waste management services. In this regard, the EPA has recently proposed regulations which would have the effect of reducing the volume of waste classified as hazardous for RCRA regulatory purposes. See "Regulation" above.

  In addition to the foregoing provisions, RCRA regulations require the Company to demonstrate financial responsibility for possible bodily injury and property damage to third parties caused by both sudden and nonsudden accidental occurrences. See "Insurance" below. Also, RCRA regulations require the Company to provide financial assurance that funds will be available when needed for closure and post-closure care at its waste treatment, storage and disposal facilities, the costs of which could be substantial. Such regulations allow the financial assurance requirements to be satisfied by various means, including letters of credit, surety bonds, trust funds, a financial (net worth) test and a guarantee by a parent corporation. Under RCRA regulations, a company must pay the closure costs for a waste treatment, storage or disposal facility owned by it upon the closure of the facility and thereafter pay post-closure care costs. If such a facility is closed prior to its originally anticipated time, it is unlikely that sufficient funds or reserves will have been accrued over the life of the facility to provide for such costs, and the owner of the facility could suffer a material adverse impact as a result. Consequently, it may be difficult to close such facilities to reduce operating costs at times when, as is currently the case in the hazardous waste services industry, excess treatment, storage or disposal capacity exists.

Superfund

  Superfund provides for EPA-coordinated response and removal actions to releases of hazardous substances into the environment, and authorizes the federal government either to clean up facilities at which hazardous substances have created actual or potential environmental hazards or to order persons responsible for the situation to do so. Superfund assigns liability for these response and other related costs to parties involved in the generation, transfer and disposal of such hazardous substances. Superfund has been interpreted as creating strict, joint and several liability for costs of removal and remediation, other necessary response costs and damage to natural resources. Liability extends to owners and operators of waste disposal facilities (and waste transportation vehicles) from which a release occurs, persons who owned or operated such facilities at the time the hazardous substances were disposed, persons who arranged for disposal or treatment of a hazardous substance at or transportation of a hazardous substance to such a facility, and waste transporters who selected such facilities for treatment or disposal of hazardous substances, as well as to generators of such substances. Liability may be trebled if the responsible party fails to perform a removal or remedial action ordered under the law. For additional information concerning potential Superfund liability, see "Legal Proceedings" below.

  Superfund created a revolving fund to be used by the federal government to pay for the cleanup efforts. For the federal government's 1996 fiscal year, a maximum of approximately $1.4 billion of Superfund spending was authorized. The federal government has also approved approximately the same amount of 1997 Superfund spending authorization.

  The U. S. Congress is expected to consider reauthorization and revision of the Superfund statute in 1997. In addition to possible changes in the statute's funding mechanisms and provisions for allocating cleanup responsibility, it is possible that Congress also will fundamentally alter the statute's provisions governing the selection of appropriate site cleanup remedies. For example, Congress may consider whether to continue Superfund's current reliance on stringent technology standards issued under other statutes (such as RCRA) to govern removal and treatment of remediation wastes or to adopt new approaches such as national or site-specific risk based standards. This and other potential policy changes could significantly affect the stringency and extent of site remediation, the types of remediation techniques that will be employed, and the degree to which permitted hazardous waste management facilities will be used for remediation wastes. In addition, Congress may consider revision of the liability imposed by the Superfund law for remediation of contamination caused prior to a party's acquisition of a contaminated site, which could reduce the remediation obligations of the Company and others who currently are jointly and severally liable for remediation obligations under Superfund.

International Waste Management and Related Services

  Waste Management International's operations are subject to the general business, liability, land-use planning and other environmental laws and regulations of the countries where the services are performed and, in Europe, to European Union ("EU") regulations and directives. The degree of local enforcement of applicable laws and regulations varies substantially between, and even within, the various countries in which Waste Management International operates. In addition to the statutes and regulations imposed by national, state or provincial, and municipal or other local authorities, many of the countries in which Waste Management International operates are members of the EU. The EU has issued and continues to issue environmental Directives and Regulations covering a broad range of environmental matters and has created a European Environmental Agency responsible for monitoring and collating member state environmental data. The Single European Act, passed in 1987, established three fundamental principles to guide the development of future EU environmental law: (i) the need for preventative action; (ii) the correction of environmental problems at the source; and (iii) the polluter's liability for environmental damage.

  The Treaty on European Union, signed in December 1991, came into force in November 1993. The Treaty applies the principle of "sustainable development" as a key component of EU policy-making and requires that environmental protection be integrated into the definition and application of all EU laws. It also introduced a new procedure for the adoption of waste management legislation (other than for proposals of a primarily fiscal nature), which may result in the speedier implementation of EU waste laws.

  The impact of current and future EU legislation will vary from country to country according to the degree to which existing national requirements already meet or fall short of the new EU standards and, in some jurisdictions, may require extensive public and private sector investment and the development and provision of the necessary technology, expertise, administrative procedures and regulatory structures. These extensive laws and regulations are continually evolving in response to technological advances and heightened public and political concern.

  Outside Europe, continuing industrialization, population expansion and urbanization have caused increased levels of pollution with all of the resultant social and economic implications. The desire to sustain economic growth and address historical pollution problems is being accompanied by investments in environmental infrastructure, particularly in Southeast Asia, and the introduction of regulatory standards to further control industrial activities.

  The Company believes that Waste Management International's business is conducted in material compliance with applicable laws and regulations and does not anticipate that maintaining such compliance will adversely affect the Company's financial position. There can be no assurance, however, that such requirements will not change so as to require significant additional expenditures or operating costs.

  Waste Management International operates facilities in Hong Kong which are owned by the Hong Kong government. Control of the Hong Kong government passes to the People's Republic of China in 1997. Waste Management International is unable to predict what impact, if any, this change will have on its operations in Hong Kong.

COMPETITION

  WMNA encounters intense competition, primarily in the pricing and rendering of services, from various sources in all phases of its waste management and related operations. In the solid waste collection phase, competition is encountered, for the most part, from national, regional and local collection companies as well as from municipalities and counties (which, through use of tax revenues, may be able to provide such services at lower direct charges to the customer than can WMNA) and some large commercial and industrial companies which handle their own waste collection. In the solid waste transfer, resource recovery and disposal phases of its operations, competition is encountered primarily from municipalities, counties, local governmental agencies, other national or regional waste management companies and certain large corporations not primarily involved in the solid waste management services business. The Company also encounters intense competition in pricing and rendering of services in its portable sanitation service business, and the on-site industrial cleaning services business of Rust managed by WMNA, from numerous large and small competitors. In addition, Rust's program and facilities management business encounters intense competition, primarily in pricing, quality and reliability of services, from various sources in all aspects of its business.

  In its hazardous waste management operations, the Company encounters competition from a number of sources, including several national or regional firms specializing primarily in chemical waste management, local waste management concerns and, to a much greater extent, generators of chemical wastes which seek to reduce the volume of or otherwise process and dispose of such wastes themselves. The basis of competition is primarily technical expertise and the price, quality and reliability of service.

  Waste Management International encounters intense competition from local companies and governmental entities in particular countries, as well as from major international companies. Pricing, quality of service and type of equipment utilized are the primary methods of competition for collection services, and proximity of suitable treatment or disposal facilities, technical expertise, price, quality and reliability of services are the primary methods of competition for treatment and disposal services.

  WTI experiences substantial competition in all aspects of its business. It competes with a large number of firms, both nationally and internationally, some of which may have substantially greater financial and technical resources than WTI. The principal competitive factors with respect to its project development activities include technological performance, service, technical know-how, price and performance guarantees. Competing for selection as a project developer may require commitment of substantial resources over a long period of time, without any certainty of being ultimately selected. Competition for attractive development opportunities is intense, as there are a number of competitors in the industry interested in such opportunities.

  Pursuant to the First Amended and Restated International Business Opportunities Agreement, dated January 1, 1993, by and among CWM, WTI, Waste Management International, Inc., Waste Management International, Rust and the Company (as amended, the "IBOA"), each of CWM, WTI, Rust and the Company has agreed that, until the later of July 1, 2000 or the date on which the Company ceases to beneficially own a majority of the outstanding voting equity interests of such subsidiary or ceases to beneficially own a majority of the outstanding voting equity interests of Waste Management International, and in each case no longer has an option to obtain such ownership, such subsidiary or the Company will not engage (except through Waste Management International) in waste management services; design, development, construction and operation of trash-to-energy facilities in Italy or Germany; collection, storage, processing, treatment or disposal of hazardous wastes (including hazardous substance remediation services); or design, engineering and construction (where the customer is seeking third-party operation), operation and maintenance of water, wastewater and sewage treatment facilities (including facilities for treating hazardous waste streams whether or not the customer is seeking third-party operation) outside North America (i.e., the United States, its territories and possessions, Canada and Mexico) (the "Waste Management International Allocated Activities"), except with respect to licensing of technology and minor interests of CWM, WTI or Rust in publicly held entities. WTI may engage outside North America in the design, engineering, construction, operation and maintenance of chimneys and air pollution control facilities (the "WTI Allocated Activities"). Rust may engage outside North America in activities relating to industrial facility and power plant maintenance services (the "Rust Allocated Activities"). Sales by the Company of recyclables, licensing of technology and minor investments by the Company in publicly held entities are also permitted activities of the Company outside North America. Waste Management International has agreed that for the same time periods as are applicable to CWM, WTI, Rust and the Company above in this paragraph, it will not engage in North America in the type of activities included within the Waste Management International Allocated Activities outside North America and will not engage in the WTI Allocated Activities or the Rust Allocated Activities. Businesses or assets acquired by a party to the IBOA which are in the domain of another party thereto (according to the allocations described above) must be offered for sale to the other party at fair market value.

  In addition, WTI and Waste Management International have entered into an agreement whereby WTI will have primary responsibility for the early-stage development of trash-to-energy projects outside North America (except in Italy and Germany) and Waste Management International will have the right to acquire up to 49% of all equity of any such project available to Waste Management International, WTI and their affiliates, with WTI or other investors owning the balance. This arrangement is non-cancelable by WTI or Waste Management International without the other's consent prior to 2000. If the arrangement is canceled, the right to develop trash-to-energy projects reverts to being part of the Waste Management International Allocated Activities.

  By agreement among the parties, the Company is responsible for determining business allocations among CWM, WTI, Rust, the Company and Waste Management International which are not controlled by the allocations set forth in the preceding two paragraphs. In this connection CWM, WTI, Rust, the Company and Waste Management International have agreed that in order to minimize the potential for conflicts of interest among various subsidiaries under the common control of the Company and for so long as the Company shall have beneficial ownership of a majority of the outstanding voting equity interests of such subsidiary (or an option to obtain such ownership), the Company has the right to direct future business opportunities to the Company or the Company-controlled subsidiary which, in the Company's reasonable and good faith judgment, has the most experience and expertise in that line of business, provided that the Company may not allocate a business opportunity to a particular subsidiary if such business opportunity would involve the subsidiary in a breach of its agreement not to compete as described in the immediately preceding paragraphs. Opportunities outside North America relating to the provision of future waste management services are generally to be allocated to Waste Management International, except that opportunities outside North America relating to the WTI Allocated Activities and the Rust Allocated Activities are generally to be allocated to WTI and Rust, as the case may be. No party is liable for consequential damages, except for lost profits, for any breach of the IBOA.

  In addition, in connection with the sale by Rust of its hazardous and radioactive substance remediation business in 1995 and its scaffolding rental and erection business in 1996, the Company and Rust agreed with the respective purchasers not to engage in providing those services in North America prior to 2002 (in the case of the remediation business) and 2001 (in the case of the scaffolding business). In connection with WTI's sale of its water process, manufacturing and custom engineering business, the Company and WTI agreed with the purchaser not to engage in such business in the United States or any other country in which WTI conducted such business at the time of sale until 2001.

INSURANCE

  While the Company believes it operates professionally and prudently, its business exposes it to risks such as the potential for harmful substances escaping into the environment and causing damage or injuries, the cost of which could be substantial. The Company currently maintains liability insurance coverage for occurrences under various environmental impairment, primary casualty and excess liability insurance policies.

  The Company's insurance program includes coverage for pollution liability resulting from "sudden and accidental" releases of contaminants and pollutants. The Company believes that the coverage terms, available limits of liability, and costs currently offered by the insurance market do not represent sufficient value to warrant the purchase of "non-sudden and accidental" pollution liability insurance coverage. As such, the Company has chosen not to purchase risk transfer "non-sudden and accidental" pollution liability insurance coverage. To satisfy existing government requirements, the Company has secured non-risk transfer pollution liability insurance coverage in amounts believed to be in compliance with federal and state law requirements for "non-sudden and accidental" pollution. The Company must reimburse the insurer for losses incurred and covered by this insurance policy. In the event the Company continues not to purchase risk transfer "non-sudden and accidental" pollution liability insurance coverage, the Company's net income could be adversely affected in the future if "non-sudden and accidental" pollution losses should occur.

EMPLOYEES

  The Company and its subsidiaries employ a total of approximately 59,700 persons in their worldwide continuing operations. Of this number, the Company employs approximately 38,400 persons in its North American solid and hazardous waste management services operations (excluding employees of the Rust on-site industrial cleaning services business operated by WMNA). Of this total, approximately 29,100 persons (including 2,400 contract workers) are employed in solid and hazardous waste collection, transfer, resource recovery and disposal activities, and approximately 9,300 in managerial, executive, sales, clerical, data processing and other solid waste and related activities.

  As of December 31, 1996, Waste Management International employed approximately 16,500 persons. Of this number, approximately 12,700 persons were employed in its collection services operations, 2,400 in its treatment and disposal services operations and 1,400 in administrative functions.

  WTI has approximately 2,100 full-time employees in its continuing operations.

  Rust employed approximately 2,700 persons at December 31, 1996 in the on-site industrial cleaning services business managed by WMNA and Rust's program and facilities management services business.

ACQUISITIONS AND DISPOSITIONS

  Since August 1971, the Company has acquired a number of companies, and certain assets of other companies, engaged in various phases of the environmental services industry. See Note 4 to the Company's Consolidated Financial Statements included elsewhere in this prospectus. The amounts and types of consideration generally have been determined by direct negotiations with the owners of the businesses acquired. In most instances, the owners of the acquired businesses were few in number, and often certain key former owners have continued to operate the businesses following acquisition by the Company. During 1996, the Company continued to acquire additional operations in the waste management services industry.

  Acquisitions have historically contributed significantly to the Company's growth. However, in recent years the Company's acquisition activity relative to the size of its revenue base has significantly decreased, and the Company has disposed of significant amounts of non-waste management services businesses and assets, as well as underperforming or poorly positioned waste management services businesses. As it focuses on its core waste management services business, the Company intends to continue engaging in such dispositions. See below. The Company's growth prospects may be affected by the decision to engage in such dispositions and by the availability of additional business acquisitions at reasonable prices and the Company's ability to finance such acquisitions. See "Management's

Discussion and Analysis of Results of Operations and Financial Condition" for a discussion of capital expenditures by the Company, including acquisitions. Other well-capitalized companies also compete intensely for businesses available to be acquired.

  The acquisition of businesses entails certain inherent risks. Although the Company reviews businesses to be acquired, because of the nature of the liabilities involved in these businesses, there can be liabilities which will not become known until after the transactions are consummated. The Company seeks to minimize the impact of these liabilities and expenditures by attempting to obtain indemnities and warranties from the seller which may be supported by deferring payment of a portion of the purchase price. These indemnities and warranties, if obtained, may not, however, fully cover the liabilities due to their limited scope, amount, or duration, the financial limitations of the indemnitor or warrantor, or other reasons. Businesses purchased may require expenditures to make up for deferred maintenance and to improve the quality or quantity of assets acquired. In certain cases, the Company establishes reserves in respect of the anticipated costs of remediation for acquired sites.

  In June 1996, Rust sold its process engineering and construction business to Raytheon Engineering Inc.

  In September 1996, Rust sold its scaffolding rental and erection services business to Brand Scaffold Services, Inc. for approximately $190 million.

  In December 1996, WTI sold its water process, manufacturing and custom engineering business to U.S. Filter for approximately $370 million.

  Also in December 1996, Waste Management International announced plans to sell its approximately 20% interest in Wessex. The sale was completed in February 1997.

  In February 1997, the Company announced plans to divest an additional $1.5 billion of non-core assets and non-integrated businesses by the end of 1998. Since then, the Company has sold its approximately 20% interest in ServiceMaster to ServiceMaster for approximately $626 million; WTI sold its remaining water services business to U.S. Filter for approximately $77 million; Waste Management International sold substantially all of its operations in France and Spain; and the Company has also sold certain of its North American solid waste operations. See "Summary--Recent Developments." The Company's plans also include the sale by Rust of its remaining domestic and international engineering and consulting business and the sale or joint venturing of the Waste Management International business in Austria.

                            PROPERTY AND EQUIPMENT

  The principal property and equipment of the Company consists of land (primarily disposal sites), buildings and waste treatment or processing facilities (other than disposal sites), and vehicles and equipment, which as of December 31, 1996 represented approximately 20%, 6% and 27%, respectively, of the Company's total consolidated assets. The Company believes that its vehicles, equipment and operating properties are well maintained and suitable for its current operations. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" for a discussion of property and equipment expenditures by the Company for the last three years and the capital budget for 1997. The Company's subsidiaries lease numerous office and operating facilities throughout the world. For the year ended December 31, 1996, aggregate annual rental payments on real estate leased by the Company and its subsidiaries approximated $103.8 million.

  The principal fixed assets of WMNA consist of vehicles and equipment (which include, among other items, approximately 21,400 collection and transfer vehicles, 1.6 million containers and 25,100 stationary compactors in the United States and Canada). WMNA owns or leases real property in most states and Canadian provinces in which it is doing business. At December 31, 1996, 105 solid waste disposal facilities, aggregating approximately 66,400 total acres, including approximately 15,950 permitted acres, were owned by WMNA in the United States and Canada and 28 facilities, aggregating approximately 13,725 total acres, including approximately 5,750 permitted acres, were leased from parties not affiliated with WMNA under leases expiring from 1997 to 2085. At December 31, 1996, the Company owned or leased in the United States a total of nine treatment, storage or disposal facilities. At such date, the Company's seven United States chemical waste facilities with secure land disposal sites aggregated approximately 7,875 acres, including approximately 1,475 permitted acres.

  The principal property and equipment of Waste Management International consist of land (primarily disposal sites) and vehicles and equipment, which as of December 31, 1996 represented approximately 8.8% and 19.7%, respectively, of Waste Management International's assets. The principal fixed assets utilized in Waste Management International's collection services operations at December 31, 1996, consisted of vehicles and equipment (which included, among other items, approximately 7,000 collection, transportation, and other route vehicles and approximately 260 pieces of landfill and other heavy equipment), and approximately 307,000 containers, including approximately 3,850 stationary compactors. In addition, Waste Management International owns approximately 730 pieces of hazardous waste equipment, consisting predominately of containers and collection vehicles. The principal fixed assets utilized in Waste Management International's treatment and disposal services operations at December 31, 1996, consisted of 56 landfills, 26 waste treatment facilities, 85 recycling and recyclables processing facilities, eight incinerators and various other manufacturing, office and warehouse facilities owned, leased or operated by Waste Management International.

  WTI currently owns, operates or leases 16 trash-to-energy facilities, eight cogeneration and small power production facilities, two coal handling facilities, three biosolids drying, pelletizing and composting facilities, one wastewater treatment plant and various other manufacturing, office and warehouse facilities. Facilities leased or operated (but not owned) by WTI are under leases or agreements having terms expiring from the years 1998 to 2020, subject to renewal options in certain cases.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth the names and ages (at July 15, 1997) of the Company's executive officers and directors, the positions they hold with the Company, and (because the Board of Directors is classified into three classes--Class I, expiring at the 1998 annual stockholders meeting, Class II, expiring at the 1999 annual stockholders meeting and Class III, expiring at the 2000 annual stockholders meeting) the classification of the Board to which they belong. All directors hold their positions until the annual meeting of stockholders at which their terms expire or until their respective successors are elected and qualify. Executive officers are selected by the Board of Directors and serve at the discretion of the Board of Directors.

NAME                                    AGE               POSITION
----                                    ---               --------
Ronald T. LeMay (3) ...................  51 Chairman of the Board, President,
                                            Chief Executive Officer and Director
Joseph M. Holsten......................  44 Executive Vice President and Chief
                                            Operating Officer
James E. Koenig........................  49 Executive Vice President
D. P. Payne............................  54 Senior Vice President-Marketing and
                                            Communications
Herbert A. Getz........................  42 Senior Vice President, General
                                            Counsel and Secretary
John D. Sanford........................  43 Senior Vice President, Chief
                                            Financial Officer and Treasurer
Thomas C. Hau..........................  61 Vice President, Controller and
                                            Principal Accounting Officer
H. Jesse Arnelle (1)...................  63 Director
Dean L. Buntrock (3) ..................  66 Director
Dr. Pastora San Juan Cafferty (2)......  56 Director
Jerry E. Dempsey (1)...................  64 Director
Dr. James B. Edwards (1)...............  70 Director
Donald F. Flynn (2)....................  57 Director
Robert S. Miller (3)...................  55 Director
Paul M. Montrone (3)...................  56 Director
Peer Pedersen (3)......................  72 Director
James R. Peterson (2)..................  69 Director
Steven G. Rothmeier (2)................  50 Director
Alexander B. Trowbridge (1)............  67 Director

----------
(1) Class I member
(2) Class II member
(3) Class III member

  Ronald T. LeMay has been a director of the Company and has served as its Chairman of the Board, President and Chief Executive Officer since July 13, 1997. Prior to his election to those offices, Mr. LeMay was President and Chief Operating Officer of Sprint Corporation, a telecommunications service provider ("Sprint"), from February 1996 until July 1997. At Sprint, Mr. LeMay served as Chief Executive Officer of Sprint Spectrum beginning in March 1995 and as President and Chief Operating Officer--Long Distance Division from 1989 until March 1995. Mr. LeMay is also a director of Ceridian Corporation, Imation Corporation, Mercantile Bancorporation, Inc. and Yellow Corporation.

  Dean L. Buntrock has been a director of the Company since 1968 and served as its Chairman of the Board from 1968 until July 13, 1997 and as its Chief Executive Officer from 1968 until June 1996 and as its acting Chief Executive Officer from February 17, 1997 until July 13, 1997. From September 1980 to November 1984, he also served as President of the Company. Mr. Buntrock is also a director of WTI, Waste Management International and Boston Chicken, Inc.

  Herbert A. Getz has been a Senior Vice President of the Company since May 1995, a Vice President of the Company since May 1990 and General Counsel since August 1992. He has also been Secretary of the Company since January 1988. He also served as Assistant General Counsel of the Company from December 1985 until August 1992. Mr. Getz has also held the offices of Vice President, General Counsel and Secretary at WMNA from April 1989 until December 1993, and Vice President and Secretary of Rust from January 1993 to May 1994. He has also served as Secretary of WTI from July 1995 to January 1997, a position he previously held, as well as being the General Counsel of WTI, from November 1990 until May 1993. Mr. Getz commenced employment with the Company in 1983. He is a director of NSC and OHM.

  Thomas C. Hau has been a Vice President and the Controller and Principal Accounting Officer of the Company since he commenced employment with the Company in September 1990. From 1971 until his employment by the Company, Mr. Hau was a partner of Arthur Andersen LLP.

  Joseph M. Holsten has been Executive Vice President and Chief Operating Officer of the Company since February 1997. He was Chief Executive Officer of Waste Management International from July 1995 to March 1997. From October 1993 to July 1995, he was Executive Vice President and Chief Financial Officer of WMNA. Mr. Holsten was Vice President of Acquisitions and Project Development for Waste Management International from April 1992 to August 1993 and Vice President, Chief Financial Officer and Treasurer of Rust from September to October 1993. Mr. Holsten has been employed by the Company since 1981.

  James E. Koenig has been Executive Vice President of the Company since February 1997. He was a Senior Vice President of the Company from May 1992 to February 1997, Treasurer of the Company from 1986 to July 1996 and its Chief Financial Officer from 1989 to February 1997. Mr. Koenig first became a Vice President of the Company in 1986. From 1984 to 1986, Mr. Koenig was Staff Vice President and Assistant to the Chief Financial Officer of the Company. Mr. Koenig has been employed by the Company since 1977. Mr. Koenig also served as Vice President, Chief Financial Officer and Treasurer of WTI from November 1990 to May 1993. He also serves as a director of WTI, Waste Management International and OHM.

  D. P. Payne has been a Senior Vice President of the Company since April 1995, a position he previously held from 1990 to 1993. He also served as President and Chief Executive Officer and a director of CWM from September 1991 to March 1995. Mr. Payne has been employed by the Company since 1990.

  John D. Sanford has been Senior Vice President and Chief Financial Officer of the Company since February 1997. He also has been Treasurer since July 1996. He was Vice President--Project Finance of the Company from March 1996 to February 1997. He was also the Vice President, Chief Financial Officer and Treasurer of WTI from 1993 to February 1997 and Executive Vice President of WTI from 1995 to February 1997. From February to May 1993, Mr. Sanford was Staff Vice President--Finance of WTI. He also served as Vice President and Chief Financial Officer of WTI's Wheelabrator Energy Systems Inc. subsidiary from 1987 to 1993.

  H. Jesse Arnelle has been a director of the Company since 1992 and senior partner of Arnelle, Hastie, McGee, Willis and Greene, a San Francisco-based law firm, for more than the past ten years. He currently also serves as Chairman of the Pennsylvania State University Board of Trustees. Mr. Arnelle is also a director of Florida Power & Light (FPL Group), Eastman Chemical Corporation, Textron Corporation, Wells Fargo & Company and Wells Fargo Bank N.A., Armstrong World Industries and Union Pacific Resources, Inc.

  Dr. Pastora San Juan Cafferty has served as a Professor since 1985 at the University of Chicago's School of Social Service Administration where she has been a member of the faculty since 1971. She was elected a director of the Company in July 1994. Dr. Cafferty also serves as a director of Kimberly-Clark Corporation, People's Energy Corporation and Harris Bank and on the boards of the Rush-Presbyterian-St. Luke's Medical Center and the Lyric Opera Association, both in Chicago.

  Jerry E. Dempsey has served as a director of the Company since 1984, and since September 1993, as Chairman and Chief Executive Officer of PPG Industries, Inc., a glass, coatings and chemicals company. From April 1984 to May 1988, Mr. Dempsey served as Vice Chairman of the Board of the Company. From May 1988 to June 1993, Mr. Dempsey was Senior Vice President of the Company. From September 1991 to May 1993, Mr. Dempsey served as Chairman of the Board of CWM. Mr. Dempsey is also a director of Navistar International Corp. and PPG Industries, Inc.

  Dr. James B. Edwards has served as a director of the Company since 1995 and has been President of the Medical University of South Carolina since November 1982. From January 1981 to November 1982, he served as the United States Secretary of Energy, and previously as Governor of the State of South Carolina. Dr. Edwards is also a director of Phillips Petroleum Company, SCANA Corporation, Imo Industries Inc. and National Data Corporation.

  Donald F. Flynn has served as a director of the Company since 1981 and as Chairman of the Board and President of Flynn Enterprises, Inc., a financial advisory and venture capital firm, since February 1988. He also served as Chairman of the Board and Chief Executive Officer of Discovery Zone, Inc., an operator of indoor fun and fitness centers for children, from July 1992 until February 1996 and May 1995, respectively. In March 1996, Discovery Zone, Inc. announced that it filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code. Mr. Flynn was a Senior Vice President of the Company from May 1975 to January 1991. He also served as the Company's Chief Financial Officer from March 1972 to December 1989 and the Company's Treasurer from May 1979 to December 1986. Mr. Flynn is also a director of Extended Stay America, Inc., Psychemedics Corporation, WTI and Waste Management International.

  Robert S. Miller has served as a director of the Company since May 1997. Since September 1996, he has been Vice Chairman of Morrison Knudsen Corporation, an engineering and construction firm. He served as Chief Executive Officer of Federal Mogul Corporation, an automotive parts manufacturing firm, from September until November 1996, and as Chairman of Morrison Knudsen Corporation from April 1995 until September 1996. In addition, since 1993 he has served as Vice President and Treasurer of Moore Mill and Lumber, a privately-held forest products firm, and from 1992 until 1993, he served as a Senior Partner of James D. Wolfensohn, Inc., an investment banking firm. From 1979 to 1992, Mr. Miller worked at Chrysler Corporation, an automobile and truck manufacturing firm, rising to become Vice Chairman of the Board after serving as the company's Chief Financial Officer. Mr. Miller is a director of The Coleman Company, Inc., Federal Mogul Corporation, Fluke Corporation, Morrison Knudsen Corporation, Pope & Talbot, Inc., and Symantec Corporation.

  Paul M. Montrone has served as a director of the Company since January 1997. Since December 1991, Mr. Montrone has been President, Chief Executive Officer and a director of Fisher Scientific International, Inc., a provider of scientific equipment and supplies. He also served as Vice Chairman of the Board of Abex, Inc., a designer and manufacturer of engineered components for aerospace, defense, industrial and commercial markets, or its predecessors, from 1992 to 1995. Since prior to 1989, Mr. Montrone has also been President and a director of The General Chemical Group, Inc., a chemical company. From prior to 1989 until 1992, he served as the Managing Director--President of The Henley Group, Inc. Mr. Montrone was a director of WTI or a predecessor thereof from prior to 1989 until January 1997.

  Peer Pedersen has been a director of the Company since 1979 and Chairman of the Board and Managing Partner of the law firm of Pedersen & Houpt, P.C. for more than the past five years. Mr. Pedersen is also a director of Aon Corporation, Boston Chicken, Inc., Latin American Growth Fund, Tennis Corporation of America and Extended Stay America, Inc.

  James R. Peterson has been a director of the Company since 1980 and was a director and President and Chief Executive Officer of The Parker Pen Company from January 1982 to January 1985. The Parker Pen Company was principally involved in the manufacture and distribution of writing instruments and in providing temporary help services. Mr. Peterson is also a director of The Dun & Bradstreet Corporation and Cognizant Corporation.

  Steven G. Rothmeier has served as a director of the Company since March 1997 and has been Chairman and Chief Executive Officer of Great Northern Capital, a private investment management, consulting and merchant banking firm, since March 1993. From November 1989 until March 1993, he was President of IAI Capital Group, a venture capital and merchant banking firm. For more than 10 years prior thereto, he served Northwest Airlines, Inc. or its parent corporation, NWA, Inc., in various executive capacities, including Chairman and Chief Executive Officer from 1986 to 1989. Mr. Rothmeier is also a director of Honeywell, Inc., Department 56, Inc., E. W. Blanch Holdings, Inc. and Precision Castparts Corp.

  Alexander B. Trowbridge has served as a director of the Company since 1985 and President of Trowbridge Partners, Inc., a consulting services firm, since January 1990. He was President of the National Association of Manufacturers, Washington, D.C., from January 1980 to January 1990. Mr. Trowbridge also served as U.S. Secretary of Commerce in 1967 and 1968 and as Vice Chairman of Allied Chemical Corp. from 1976 to 1980. He also serves as a director of New England Life Insurance Co., The Rouse Co., Harris Corp., Sun Co. Inc., The Gillette Co., Warburg-Pincus Counsellors Funds and Icos Corp.

COMPENSATION OF EXECUTIVE OFFICERS

  The following table sets forth certain information with respect to compensation for services in all capacities paid by the Company and its subsidiaries for the past three years, to or on behalf of the Chief Executive Officer of the Company at December 31, 1996, and each of the four other most highly compensated executive officers of the Company serving at December 31, 1996:

                          SUMMARY COMPENSATION TABLE

                                       ANNUAL COMPENSATION                               LONG TERM COMPENSATION
                           ----------------------------------------------      ------------------------------------------
                                              BONUS                                         AWARDS     PAYOUTS
                                      ---------------------                               ----------- ---------
                                                                 OTHER                    SECURITIES    LONG-
                                                                 ANNUAL        RESTRICTED UNDERLYING    TERM    ALL OTHER
 NAME AND PRINCIPAL                                STOCK-       COMPEN-          STOCK      OPTIONS   INCENTIVE  COMPEN-
      POSITION        YEAR   SALARY      CASH      BASED       SATION (2)      AWARDS (5) (SHARES)(6)  PAYOUTS  SATION(7)
--------------------- ---- ---------- ---------- ----------    ----------      ---------- ----------- --------- ---------
Dean L. Buntrock      1996 $1,250,000 $        0 $        0     $ 88,516(3)             0   176,656        0     $   750
 Chairman and         1995  1,400,000          0  1,792,000(1)   437,980(1)(3)          0   205,505        0      10,500
 acting Chief         1994  1,400,000  1,120,000          0       77,420(3)             0   158,640        0      10,500
 Executive Officer
Phillip B. Rooney(8)  1996  1,250,000          0    435,247(1)   124,880(1)             0   476,183        0     230,861
 former President     1995  1,000,000          0  1,141,000(1)   261,280(1)             0   146,789        0      10,500
 and Chief Executive  1994  1,000,000  1,029,280          0          --                 0   113,314        0      10,500
 Officer
James E. Koenig,      1996    600,000    355,000          0          --        $1,485,000   186,514        0         750
 Executive Vice       1995    517,000    420,000          0          --                 0    62,615        0      10,500
 President            1994    500,000    250,000          0          --                 0    42,493        0      10,500
William P. Hulligan   1996    475,000          0     95,000(1)    19,000(1)             0    48,699        0         750
 Executive Vice       1995    445,000    365,790          0          --                 0    36,743        0      10,500
 President, WMNA      1994    425,000    382,500          0          --                 0    36,119        0      10,500
Joseph M. Holsten     1996    440,000    252,058          0      225,280(4)             0   173,253        0           0
 Executive Vice       1995    400,000    246,750          0       96,957(4)             0   175,780        0      10,500
 President and Chief  1994    250,000    225,000          0       71,938(4)             0    11,898        0      10,500
 Operating Officer

--------
(1) All of the amounts shown under "Bonus--Stock-Based" were deferred and are deemed to be invested in shares of the Company's common stock, and thus fully "at risk" until after retirement or other termination of employment. The deferring officers received a 20% Company match of the bonus deferred, included under "Other Annual Compensation," which vests over a four-year period and is also deemed invested and "at risk" in the same manner as the deferred bonus. See note 1 to the "Ownership of Company Common Stock" table on page 68.
(2) Excludes perquisites and other benefits, unless the aggregate amount of such compensation is at least the lesser of either $50,000 or 10 percent of the total annual salary and bonus reported for the named executive officer.
(3) Includes financial planning expenses of $68,000 paid by the Company on behalf of the named executive officer in 1994, 1995 and 1996.
(4) Includes foreign service premium ($96,000 in 1996, $40,000 in 1995, and $36,136 in 1994), housing allowance ($96,000 in 1996 and $40,000 in 1995), and moving expense reimbursement ($35,428 in 1994).
(5) The value shown is as of the date of issuance. Dividends are paid or accrued on restricted stock awards at the same rate as paid to all stockholders. For a description of the restrictions on such stock, see "Certain Transactions".
(6) The numbers shown in the table above represent options for the purchase of shares of the Company's common stock granted to the named persons under the Company's 1982 Stock Option Plan, as amended (the "1982 Company Plan") and the Company's 1992 Stock Option Plan (the "1992 Company Plan") together, the "Employee Plans"). For Mr. Holsten, such numbers include the following numbers of shares underlying options to acquire common stock of Waste Management International: 160,000 in 1996 and 140,000 in 1995.
(7) Amounts of All Other Compensation are amounts contributed by the Company for fiscal years 1994, 1995 and 1996 under the Company's Profit Sharing and Savings Plan and for fiscal year 1994 and 1995 under the Company's Profit Sharing and Savings Plus Plan for the persons named above. For Mr. Rooney for 1996, such amounts also include the dollar value of the benefit of premiums paid for a split-dollar life insurance policy projected on an actuarial basis ($214,723) and a bonus equal to the premium cost paid by Mr. Rooney's life insurance trust ($15,388).
(8) On February 17, 1997, Mr. Rooney resigned from his positions as Chief Executive Officer, President and director of the Company.

STOCK OPTIONS

  The following tables set forth certain information with respect to stock options granted to the persons named in the Summary Compensation Table during the year ended December 31, 1996. No options were granted to the persons named in the Summary Compensation Table during the year ended December 31, 1996 by CWM, Rust, WTI or, except as noted below, Waste Management International.

                         COMPANY OPTION GRANTS IN 1996

                                    INDIVIDUAL GRANTS
                       --------------------------------------------
                                                                           POTENTIAL REALIZABLE
                                  PERCENTAGE                                 VALUE AT ASSUMED
                                   OF TOTAL                                  ANNUAL RATES OF
                       NUMBER OF   COMPANY                                     STOCK PRICE
                       SECURITIES  OPTIONS                                   APPRECIATION FOR
                       UNDERLYING GRANTED TO  EXERCISE                        OPTION TERM(6)
                        OPTIONS   EMPLOYEES     PRICE    EXPIRATION ----------------------------------
        NAME           GRANTED(1)  IN 1996   (PER SHARE)  DATE(5)   0%        5%             10%
        ----           ---------- ---------- ----------- ---------- --  -------------- ---------------
Dean L. Buntrock       176,656(2)    4.31      $31.70      4/1/06   $ 0 $    3,521,807 $     8,924,950
Phillip B. Rooney      126,183(3)    3.08       31.70      4/1/06     0      2,515,579       6,374,972
                       350,000(3)    8.53       35.03      6/7/06     0      7,710,563      19,540,079
James E. Koenig         61,514(2)    1.50       31.70      4/1/06     0      1,226,341       3,107,788
                       125,000(4)    3.05       31.63     8/13/06     0      2,486,492       6,301,259
William P. Hulligan     48,699(2)    1.19       31.70      4/1/06     0        970,861       2,460,353
Joseph M. Holsten(7)    13,253(2)    0.32       31.70      4/1/06     0        264,211         669,563
All Stockholders as a
 group(8)                  --         --       $31.70      4/1/06   $ 0 $9,861,317,347 $24,990,514,307

----------
(1) The option holder has the right to pay the exercise price by delivering previously acquired shares of the Company's common stock, and to have shares withheld to satisfy tax withholding requirements in connection with the exercise of options. Such options become immediately exercisable upon a Change in Control of the Company, as defined in the option plan. Options are non-transferable other than by will or the laws of descent and distribution.
(2) Options become exercisable in three equal cumulative annual installments commencing April 1, 1997.
(3) Options became fully exercisable on February 17, 1997. See "Certain Transactions."
(4) Options become exercisable in three equal cumulative annual installments commencing August 13, 1997.
(5) Options have a term of ten years, subject to earlier termination in certain events related to termination of employment.
(6) The amounts under the columns labeled "5%" and "10%" are included by the Company pursuant to certain rules promulgated by the Commission and are not intended to forecast future appreciation, if any, in the price of the Company's stock. Such amounts are based on the assumption that the named persons hold the options granted for their full term. The actual value of the options will vary in accordance with the market price of the Company's common stock. The column headed "0%" is included to demonstrate that the options were granted at fair market value and optionees will not recognize any gain without an increase in the stock price, which increase benefits all stockholders commensurately.
(7) In addition to the grant of Company options shown in the table, Mr. Holsten received a grant from Waste Management International of options to acquire 160,000 of its shares, representing 7.01 percent of the total options granted by Waste Management International to its employees in 1996. The exercise price is (Pounds)3.65 per share, and such options expire on May 1, 2003. The potential realizable value of such options is (Pounds)237,747 and (Pounds)554,051, assuming annual rates of stock price appreciation of 5% and 10%.

(8) Based upon the price of the Company's stock and the total shares outstanding as of the date of grant, if the price of the Company's common stock increased at the 5% or 10% rates shown in the table above, stockholders as a group would realize aggregate gains (excluding dividends) in the amounts shown above during the period from grant date to the April 1, 2006 option expiration date.

  The following table sets forth certain information as to each exercise of stock options during the year ended December 31, 1996 by the persons named in the Summary Compensation Table and the fiscal year-end value of unexercised options:

      AGGREGATED OPTION EXERCISES IN 1996 AND 1996 YEAR-END OPTION VALUE

                                                   NUMBER OF SECURITIES
                                                  UNDERLYING UNEXERCISED   VALUE OF UNEXERCISED IN-
                                                  OPTIONS AT DECEMBER 31,    THE-MONEY OPTIONS AT
                           SHARES                          1996              DECEMBER 31, 1996(1)
                          ACQUIRED      VALUE    ------------------------- -------------------------
          NAME           ON EXERCISE REALIZED(1) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
          ----           ----------- ----------- ----------- ------------- ----------- -------------
Dean L. Buntrock
 Company Options........   174,264   $1,160,223    586,925      386,696     $      0    $1,179,181
 WTI Options............    33,336      234,499          0            0            0             0
 Waste Management
  International Options.         0            0    200,000            0            0             0
Phillip B. Rooney
 Company Options........         0            0    744,463      628,304      933,024       842,265
 Waste Management
  International Options.         0            0    200,000            0            0             0
James E. Koenig
 Company Options........    12,648      124,581    132,846      245,994      294,992       463,076
 WTI Options............         0            0    120,000            0      881,628             0
 Waste Management
  International Options.         0            0    100,000            0            0             0
William P. Hulligan
 Company Options........         0            0    157,681       89,408      209,384       240,093
Joseph M. Holsten
 Company Options........         0            0     43,195       41,072      139,872       159,726
 Waste Management
  International Options.         0            0    206,666      253,334            0             0

----------
(1) Market value less exercise price, before payment of applicable income taxes.

LONG TERM INCENTIVE PLAN AWARDS

  The following table sets forth certain information as to awards under the Company's Long Term Incentive Plan (the "LTIP") with respect to the year ended December 31, 1996 to the persons named in the Summary Compensation Table:


                                       PERFORMANCE
                           NUMBER OF     OR OTHER    ESTIMATED FUTURE PAYOUTS UNDER
                         SHARES, UNITS PERIOD UNTIL  NON-STOCK PRICE BASED PLANS(3)
                           OR OTHER     MATURATION  --------------------------------
NAME                       RIGHTS(1)   OR PAYOUT(2) THRESHOLD   TARGET     MAXIMUM
----                     ------------- ------------ -------------------- -----------
Dean L. Buntrock........      --         3 years    $ 625,000  $ 625,000 $ 1,875,000
Phillip B. Rooney(4)....      --         3 years      625,000    625,000   1,875,000
James E. Koenig.........      --         3 years      240,000    240,000     720,000
William P. Hulligan.....      --         3 years      190,000    190,000     570,000

----------
(1) Awards consist of the designation of target percentages of annual salary at the end of the performance period to be paid if the Company achieves certain performance objectives. No payout occurs unless the Company achieves certain threshold performance objectives. Above the threshold, payouts may be greater than the target percentage to the extent that the Company's performance exceeds or fails to meet the target objectives specified in the plan. Payouts under the LTIP are based on the rank of the Company's total stockholder return (stock price appreciation plus reinvested dividends) among the total stockholder returns of the companies that comprise the Dow Jones Industrial Average over the performance period.
(2) The performance period includes calendar years 1996, 1997 and 1998.
(3) At the end of the performance period, an amount equal to 50% of the performance award, if any, is to be paid in cash, and the remaining 50% is to be deemed to be invested in common stock of the Company. The participant is entitled to receive the value of such deemed investment on the date three years after the end of the performance period; provided that the participant is an officer of the Company or one of its subsidiaries on that date. Estimated future payouts were calculated using 1996 salaries, assume that a performance award will be earned at the levels shown, and do not reflect any possible subsequent increase or decrease in the value of the portion of the award which would be required to be deferred under the terms of the plan. No payments have been made under the plan for prior periods.
(4) Pursuant to the terms of Mr. Rooney's employment agreement, Mr. Rooney will not receive any awards under this plan. See "Certain Transactions."

PENSION AND RETIREMENT PLANS

  The following table sets forth estimated annual benefits payable upon retirement under the Company's Pension Plan and its Supplemental Executive Retirement Plan ("SERP") to employees of the Company in specified remuneration and years of service classifications. For purposes of the following table, it is assumed that the five executive officers named in the cash compensation table are eligible for the SERP benefits and that each such officer's annualized Final Average Compensation (as defined below) will be equal to his average annual compensation for the three years ended December 31, 1996.

                              PENSION PLAN TABLE

                                       YEARS OF SERVICE(2)(3)
                      ---------------------------------------------------------
   REMUNERATION(1)       15       20       25       30        35         40
   ---------------    -------- -------- -------- -------- ---------- ----------
   $  400,000........ $ 90,000 $120,000 $150,000 $180,000 $  210,000 $  240,000
      500,000........  112,500  150,000  187,500  225,000    262,500    300,000
      600,000........  135,000  180,000  225,000  270,000    315,000    360,000
      700,000........  157,500  210,000  262,500  315,000    367,500    420,000
      800,000........  180,000  240,000  300,000  360,000    420,000    480,000
      900,000........  202,500  270,000  337,500  405,000    472,500    540,000
    1,000,000........  225,000  300,000  375,000  450,000    525,000    600,000
    1,100,000........  247,500  330,000  412,500  495,000    577,500    660,000
    1,200,000........  270,000  360,000  450,000  540,000    630,000    720,000
    1,300,000........  292,500  390,000  487,500  585,000    682,500    780,000
    1,400,000........  315,000  420,000  525,000  630,000    735,000    840,000
    1,500,000........  337,500  450,000  562,500  675,000    787,500    900,000
    1,600,000........  360,000  480,000  600,000  720,000    840,000    960,000
    1,700,000........  382,500  510,000  637,500  765,000    892,500  1,020,000
    1,800,000........  405,000  540,000  675,000  810,000    945,000  1,080,000
    1,900,000........  427,500  570,000  712,500  855,000    997,500  1,140,000
    2,000,000........  450,000  600,000  750,000  900,000  1,050,000  1,200,000

----------
(1) Upon normal retirement at age 65 or after completing five years of participation in the Company's Pension Plan, whichever is later, a participant is entitled to a pension based on the average of the participant's eligible compensation for the highest five consecutive years out of his or her last 10 years of service. For this purpose, a participant's eligible compensation generally includes all of his or her cash compensation, subject, in 1996, to the statutory maximum of $150,000. The annual lifetime benefit is equal to (i) 1% of average eligible compensation, multiplied by (ii) the number of his or her years of service, and, for a participant retiring at age 65 with 10 years of service, may not be less than $100 per month. Under the SERP, eligible participants who retire following age 60, or retire with at least 30 years of service, are entitled to a monthly benefit equal to (i) 1.5% of the participant's Final Average Compensation per year of service (Final Average Compensation is the monthly average compensation of such participant for the highest three consecutive calendar years out of his or her last 10 calendar years of service), reduced by (ii) the amount of such participant's monthly benefit under the Pension Plan. Compensation used for calculating benefits under the SERP includes only the participant's salary and annual incentive bonus. Eligible participants are those officers who have served in such capacities for at least 10 years at the time of retirement. Payment of benefits under the SERP is made on the same basis as payments under the Pension Plan, and both plans provide for reduced payouts in the event of early retirement.
(2) At December 31, 1996, the credited years of service for Messrs. Buntrock, Rooney, Koenig, Hulligan and Holsten were 40, 27, 19, 18 and 14, respectively.
(3) Benefits shown are computed on a straight-life annuity basis at normal retirement age. Provision is made for payment of pensions in joint and survivor form and in various other forms and at other times, on an actuarially equivalent basis. Benefits are not subject to reduction for social security benefits.

COMPENSATION OF DIRECTORS

  Each member of the Board of Directors of the Company who is not an employee of the Company is paid an annual retainer of $45,000 ($50,000 effective with the 1997 annual meeting of stockholders). Such directors also receive $1,000 for each meeting they attend of each Committee of the Board of which such directors are members. The Company maintains a major medical expense insurance policy which is available to all directors of the Company. The policy covers the medical and dental expenses of the directors in excess of the coverage provided by the director's primary health insurance program.

OUTSIDE DIRECTORS' PLANS

  The Company has two unfunded deferred compensation plans for non-employee members of its Board of Directors. Under the Deferred Directors' Fee Plan, such directors may make an irrevocable election annually to defer receipt of all or a portion of the directors' fees payable to them until termination of their membership on the Board of Directors. Such deferred amounts are deemed to be invested in the Company's common stock or, at the election of the director, in the common stock of any of the Company's majority-owned public subsidiaries, and during the period of deferral, such deferred amounts are credited with the dividends or stock splits that would be received had such investment actually been made. Upon termination of the director's service, the common stock deemed reflected by his or her deferred account is deemed to be sold, and the deemed proceeds of such sale (or an amount equal to the amount originally deferred, if greater) will be distributed to the director in cash, in a lump sum or installments. Under a similar plan maintained by WTI, Mr. Buntrock has deferred fees for services rendered as a director of WTI prior to the Company's acquisition of a majority interest of WTI in September 1990.

  Under the Directors' Phantom Stock Plan, certain non-employee directors received a one-time grant of 5,000 Phantom Shares at the time of adoption of such plan or at the time they first became directors. Each of such Phantom Shares was initially deemed to be equal in value to one share of the Company's common stock at the time of award. Phantom Shares are credited to a bookkeeping account which is adjusted to reflect stock (but not cash) dividends or stock splits which would be received with respect to an equivalent number of shares of the Company's common stock. Upon termination of the director's service, the director is paid an amount in cash, in a lump sum or installments, for each Phantom Share then credited to his or her account, equal to the then difference between the market price of the Company's common stock at the time of award and the average closing prices of one share of the Company's common stock on the NYSE Composite Tape for the most recent 10 consecutive trading days immediately preceding such termination. In 1991, the Company's Board of Directors terminated its authority to make additional grants under the Directors' Phantom Stock Plan.

STOCK OPTION PLANS FOR NON-EMPLOYEE DIRECTORS

  The 1992 Stock Option Plan for Non-Employee Directors (the "Directors Plan") of the Company provides for the awards of options covering an aggregate of 150,000 shares of the Company's common stock. Each director of the Company first elected in 1997 or thereafter who is neither an officer nor full-time employee of the Company or any of its subsidiaries, upon election or appointment to the Board of Directors, is granted an option to purchase 3,000 shares of the Company's common stock on the date of election and on the next four anniversaries if re-elected. Each such director elected before 1997 received an option to purchase a total of 15,000 shares of the Company's common stock on the date of his or her election. All options under the Directors Plan are granted at the fair market value of the stock at the time of grant and are for a term of 10 years from the date of grant. Options granted in 1997 or thereafter become exercisable after one year following the grant date. Options granted prior to 1997 become exercisable with respect to 20% of the total number of shares subject to the option six months after the date of grant and with respect to an additional 20% at the end of each 12-month period thereafter on a cumulative basis during the succeeding four years.

  Under the Directors Plan, in the event that the Company's shares of common stock are changed by a stock dividend, split or combination of shares, or a merger, consolidation or reorganization with another company in which holders of the Company's common stock receive other securities, or any other relevant change in the capitalization of the Company, a proportionate or equitable adjustment will be made in the number or kind of shares subject to unexercised options or available for options and in the purchase price for shares. If an option expires or is terminated or cancelled unexercised as to any shares, such released shares may again be optioned (including a grant in substitution for a cancelled option). Shares subject to options may be made available from unissued or reacquired shares of common stock.

  Options are not transferable by the optionee otherwise than by will or the laws of descent and distribution, provided that the Board of Directors may grant options that are transferable, without payment of consideration, to immediate family members of the optionee or to trusts or partnerships for such partnerships for such family members or to charitable organizations (each an "Option Transferee"), subject to the Company's procedures for administration, and may amend outstanding options to provide for such transferability. Options terminate if the optionee ceases to be a director of the Company for any reason other than death, permanent disability, resignation or retirement. If the optionee ceases to be a director because of death or permanent disability, the optionee or the optionee's heirs, legatees, legal representative or the Option Transferee may exercise the option in full at any time during its term within three months after the date of termination. In the event of resignation or retirement, an option may be exercised by the optionee (or if the optionee dies within three months after such termination, by the optionee's heirs, legatees or legal representative) or the Option Transferee at any time during its specified term prior to three months after the date of such resignation or retirement, but only to the extent it was exercisable at the date of such resignation or retirement.

  Prior to January 1, 1992, upon election to the Board of Directors non-employee directors received options for 10,000 shares under the Company's 1981 Stock Option Plan for Non-Employee Directors (the "1981 Plan"), the terms of which are substantially similar to the Directors Plan. No person who is the holder of an option granted under the 1981 Plan or the Employee Plans or who has purchased shares upon the exercise of such an option is eligible for a grant of options under the Directors Plan.

DIRECTORS' CHARITABLE ENDOWMENT PROGRAM

  The Company maintains the Directors' Charitable Endowment Program pursuant to which the Company has purchased life insurance policies on members of the Board of Directors. Under the program, death benefits will be paid to the Company, and the Company in turn will donate such death benefits (up to $100,000 for each year of service on the Company's Board of Directors, subject to a $1,000,000 limit) to one or more charitable organizations recommended by the director. Directors derive no financial benefit from this program because all charitable deductions accrue solely to the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Compensation and Stock Option Committee of the Company's Board of Directors consisted during 1996 of Messrs. Pedersen (Chairman), Edwards, and Peterson and Dr. Cafferty. Mr. Pedersen is Chairman of the Board of the law firm of Pedersen & Houpt, P. C. Although the Company utilized the services of such firm during 1996, as a result of a policy adopted by the Board of Directors in May 1996, the Company will not retain such firm for any new matters arising after such date. For 1996, the professional fees received by such firm from the Company were no more than approximately 1% of such firm's gross revenues. In 1996, Mr. Buntrock served on the Compensation Committee of the Board of Directors of WTI. Mr. Rooney, who was an executive officer of WTI during 1996, served as a director of the Company during 1996.

CERTAIN TRANSACTIONS

  When an option is exercised by an optionee under the Employee Plans or WTI's stock option plans at a time when the fair market value of the underlying stock exceeds the option exercise price, the difference is treated as ordinary income to the optionee for income tax purposes and the company which issued the options is entitled to a deduction equal to such amount. To facilitate an optionee's purchase of stock upon exercise of such options, the Company and WTI have each adopted a policy of making available interest-free loans, in an amount up to the equivalent of all applicable tax withholding requirements, to optionees whose exercise of options results in ordinary income to them in excess of $10,000. All such loans normally are required to be repaid not later than April 15 in the year following the year in which such loans were made, unless otherwise extended. The largest aggregate amounts of such loans from the Company and WTI in excess of $60,000 pursuant to such policy which were outstanding to the directors and executive officers of the Company since January 1, 1996 were as follows: Herbert A. Getz--$67,227; Mr. Koenig-- $73,875. Such loans have been repaid and are not outstanding as of June 15, 1997.

  The Company and WTI also each makes available to optionees interest-free loans for a period not to exceed 15 days to facilitate the exercise of options and the sale of the underlying stock. The largest aggregate amounts of such loans from the Company and WTI in excess of $60,000 which were outstanding to the directors and executive officers of the Company since January 1, 1996 were as follows: Mr. Getz--$232,480; Mr. Holsten $161,251; Mr. Koenig $196,865.
Such loans have been repaid and are not outstanding as of June 15, 1997.

  In June 1996, in connection with his election as the Company's Chief Executive Officer, the Company entered into an amended and restated employment agreement with Phillip B. Rooney. The agreement replaced an agreement originally entered into between the Company and Mr. Rooney in 1986. Under the agreement Mr. Rooney would be paid a minimum annual salary of $1,250,000 as President and Chief Executive Officer of the Company. Mr. Rooney also was eligible to receive annual bonuses and all benefits generally available to executives of the Company. The Company also agreed to provide Mr. Rooney with a split-dollar life insurance arrangement with a death benefit of approximately $10 million. The term of Mr. Rooney's employment under the agreement continued through June 6, 2001 and would have been automatically extended on each anniversary date for a period of five years from such anniversary date unless either party gave written notice of termination prior to the anniversary date. Upon the death or permanent disability of Mr. Rooney, the Company would have paid annually $2,500,000 for the balance of the term of the agreement. If the Company breached or terminated the agreement or reduced the nature and scope of Mr. Rooney's authority and duties, it would have continued to pay him for five years unless the termination was for cause, in which case its obligations under the agreement would have ceased. In the event of a change in control of the Company, Mr. Rooney was entitled to elect to terminate the agreement and receive a lump sum payment of three times his average annual compensation (including bonuses) over the immediately preceding five years, which amount would be increased should an excise tax be imposed on him because of the payment. Were a change in control of the Company to have occurred on December 31, 1996, and if Mr. Rooney's employment with the Company were terminated as provided in the employment agreement, it is estimated that Mr. Rooney would have been eligible to receive approximately $4,235,800 (assuming no increase for any excise tax). During the term of the agreement and for a period of three years thereafter, Mr. Rooney agreed not to compete with the Company or its subsidiaries. In connection with Mr. Rooney's resignation as President and Chief Executive Officer on February 17, 1997, the Company gave notice of termination of such agreement. As a result of such notice, the agreement will terminate on February 17, 2002, unless earlier terminated pursuant to the agreement. During the remainder of the term of the agreement, Mr. Rooney will receive cash compensation in an annual amount of $2,500,000 in lieu of all salary, bonuses, incentive or other performance-based compensation, and Mr. Rooney and his family will continue to participate in all welfare benefit plans generally available to employees and executives of the Company, and the split-dollar life insurance arrangement will continue. The Compensation and Stock Option Committee accelerated the vesting of all unvested stock options held by Mr. Rooney.

  In August 1996, the Company entered into employment agreements with James E. Koenig, Executive Vice President of the Company, and Herbert A. Getz, Senior Vice President and General Counsel of the Company (the "Executives"). The agreements provide that Mr. Koenig will be paid a minimum annual salary of $600,000 while Mr. Getz will be paid a minimum annual salary of $450,000. Each of the Executives also is eligible to receive annual bonuses and all benefits generally available to executives of the Company. The term of the Executive's employment under each of the agreements continues until August 14, 1999, and is automatically extended on each anniversary date for a period of three years from such anniversary date unless the Company gives notice of termination, in which case the term is automatically extended and expires three years from the date of such notice. Upon the death or permanent disability of the Executive, the Company will pay annually the Executive's then current base salary for thirty-six months. If the Company terminates the agreement or reduces the nature and scope of the Executive's duties or relocates the primary employment location of the Executive, it will continue to pay him his then current base salary and his prorated annual bonus and long term bonus for three years unless the termination was for cause, in which case its obligations under the agreement cease. In the event of a change of control of the Company, the Executive may elect to terminate the agreement and receive a lump sum payment of three times his average annual compensation (including bonuses) over the immediately preceding five years, which amount will be increased should an excise tax be imposed on him because of the payment. Were a change in control to have occurred on December 31, 1996, and if each Executive's employment with the Company were terminated as provided in the employment agreements, it is estimated that Messrs. Koenig and Getz would have been eligible to receive approximately $1,889,300 and $1,201,100, respectively (assuming no increase for any excise tax). During the term of the agreements and for a period of one year thereafter, each Executive has agreed not to compete with the Company or its subsidiaries. Concurrently with the execution of the employment agreements, the Company granted to Mr. Koenig 45,000 shares of its common stock and to Mr. Getz 35,000 shares of its common stock, subject in each case to a restricted stock agreement. Under the terms of the restricted stock agreements, the Executive cannot sell, assign, pledge or otherwise transfer such shares until the expiration of the period of the covenant not to compete contained in the employment agreement or his death or permanent disability. Except as provided below, if the Executive voluntarily terminates his employment prior to the tenth anniversary of the grant of such shares, all shares shall be forfeited. If such termination occurs after such tenth anniversary, such shares shall be vested, but remain subject to such restrictions. Vesting accelerates upon termination by the Company of the Executive's employment other than for cause, upon his retirement on or after reaching age 60, if the Company reduces the nature or scope of his authority and duties or his compensation or changes the location of his employment, or upon his death or permanent disability. Dividends upon such shares are deemed to be reinvested in additional shares and subject to the same restrictions.

  In March 1997, the Company's Board of Directors approved an employment security agreement with John D. Sanford, the Company's Senior Vice President and Chief Financial Officer. The term of the agreement continues until March 11, 1999, and is automatically extended on each anniversary date for a period of two years from such anniversary date unless the Company gives notice of termination, in which case the term expires two years from such date. If the Company terminates Mr. Sanford's employment, or reduces the nature and scope of Mr. Sanford's duties or relocates the primary employment location of Mr. Sanford, it will continue to pay him his then current base salary for two years and his prorated annual bonus for the year of such termination, reduction or relocation, unless the termination was for cause, in which case its obligations under the agreement will cease. In addition, the Company will request the Compensation Committee to accelerate all of Mr. Sanford's unvested stock options. During the term of the agreement and for a period of one year thereafter, Mr. Sanford has agreed not to compete with the Company or its subsidiaries. The Compensation Committee also approved granting to Mr. Sanford 28,800 restricted shares of its common stock under the Company's 1997 Equity Incentive Plan (the "1997 Company Plan"). Under the terms of the Restricted Stock Award Agreement to be entered into in connection with this grant, and except as provided below, Mr. Sanford will not be able to sell, assign, pledge or otherwise transfer such shares until no earlier than ten years from the date of the grant. If Mr. Sanford voluntarily terminates his employment before the tenth anniversary of the date of the grant, or if he should be terminated by the Company for cause, all shares will be forfeited. Vesting of all such shares will accelerate upon a change in control of the Company, Mr. Sanford's retirement after age 62, or his death or disability. If Mr. Sanford's employment is terminated without cause, the vesting of such shares will be accelerated at 2.5% of the grant for every three months of completed service after the date of the grant. Release of vested shares will occur upon satisfaction of the obligation not to compete under Mr. Sanford's employment security agreement. Dividends upon such shares will be deemed to be reinvested in additional shares and subject to the same restrictions.

  In connection with his transfer in 1995 from CWM, where he was President, to the Company, the Company entered into an employment agreement with D. P. Payne under which Mr. Payne will be paid a minimum annual salary of $400,000. Mr. Payne also is eligible to receive annual bonuses and all benefits generally available to executives of the Company. The term of Mr. Payne's employment under the agreement continues through December 31, 1999. Upon the death or permanent disability of Mr. Payne, the Company will pay his then current salary (including bonuses accrued as of the date of termination) for the balance of the calendar year in which such death or disability occurs but in no event for less than 180 days. If the Company terminates Mr. Payne's employment, it will continue to pay him an amount equal to his base salary until the end of the term of the agreement plus any unpaid but fully accrued annual bonus for the prior calendar year payable under the Annual Plan, unless the termination was for cause, in which case its obligations under the agreement cease. During the term of the agreement and for two years after the termination of the agreement, Mr. Payne has agreed not to compete with the Company or its subsidiaries. In March 1997, the Compensation Committee approved granting to Mr. Payne 34,500 restricted shares of its common stock under the 1997 Company Plan. The terms of Mr. Payne's Restricted Stock Award Agreement are substantially similar to those of Mr. Sanford. In June 1997, Mr. Payne's employment agreement was amended to provide that in the event he should be terminated without cause during the term of the agreement or at any time thereafter, he would be provided with a minimum of ten years' service credit under the SERP.

  In June 1997, the Company's Board of Directors approved an employment security agreement with Joseph M. Holsten, the Company's Executive Vice President and Chief Operating Officer. The term of the agreement continues until June 20, 2000, provided that unless a party gives 30 days' prior written notice on June 20, 1998 and on each successive June 20, the term of the agreement shall be renewed for a period ending on the earlier of the date three years from such June 20 or the date of his sixty-second birthday unless earlier terminated pursuant to the terms of the agreement. The agreement provides for Mr. Holsten's salary to be increased to $650,000 as of June 20, 1997, and for him to be paid a cash bonus of $300,000. If the Company terminates Mr. Holsten's employment, or reduces the nature and scope of Mr. Holsten's duties or relocates the primary employment location of Mr. Holsten, it will continue to pay him his then current base salary for three years and his prorated annual and long-term incentive plan compensation with respect to any participation rights in the Company's annual or long term incentive plans which have been awarded prior to the date of the notice of termination, unless the termination was for cause in which case all of the Company's obligations under the agreement will cease. In addition, under such circumstances the Company will request the Compensation Committee to accelerate all of Mr. Holsten's unvested stock options. During the term of the agreement and for a period of one year thereafter or during the three-year period after termination, if longer, Mr. Holsten has agreed not to compete with the Company or its subsidiaries. The Compensation Committee also approved granting to Mr. Holsten 55,000 restricted shares of its common stock under the 1997 Company Plan. The terms of Mr. Holsten's Restricted Stock Award

Agreement are substantially similar to those of Mr. Sanford. The Compensation Committee also approved granting to Mr. Holsten options to acquire 100,000 shares of the Company's common stock under the 1997 Company Plan. In connection with the agreement, the Company has agreed to loan Mr. Holsten $1,000,000 to purchase shares of the Company's common stock.

  In June 1997, the Company entered into a Supplemental Retirement Benefit Agreement with Thomas C. Hau, the Company's Vice President, Controller and Principal Accounting Officer, which provides that, if Mr. Hau remains in his present position until at least April 1, 1998, or such earlier date as his employment is terminated as a result of death, disability or involuntary termination other than for cause (the "Vesting Date"), the monthly SERP benefit payable to Mr. Hau shall be equal to three percent of Mr. Hau's Final Average Compensation per year of service, and that Mr. Hau's benefits under the Company's Profit Sharing and Savings Plus Plan will be vested.

                      SECURITIES OWNERSHIP OF MANAGEMENT

OWNERSHIP OF COMPANY COMMON STOCK

  The following table sets forth certain information as of February 1, 1997 as to the beneficial ownership of common stock of the Company by the directors, the nominee for director, the Chief Executive Officer and the four other most highly compensated executive officers of the Company as of December 31, 1996, and by all directors, the nominee for director and persons serving as executive officers of the Company as a group. Messrs. Howard H. Baker, Jr., and Peter H. Huizenga retired from the Board of Directors at the Company's 1997 annual meeting of stockholders held on May 9, 1997, and Mr. Robert S. Miller was elected as a director at the meeting.

                                                  NUMBER OF SHARES
                                                  OF COMMON STOCK   PERCENT OF
                                                   OF THE COMPANY  COMMON STOCK
                                                    BENEFICIALLY      OF THE
          NAME                                      OWNED(2)(3)     COMPANY(3)
          ----                                    ---------------- ------------
   Directors (Other than Executive Officers) and
   Nominee
     H. Jesse Arnelle............................        15,827(4)       *
     Howard H. Baker, Jr.........................        22,000(4)       *
     Pastora San Juan Cafferty...................        11,000          *
     Jerry E. Dempsey............................       420,020          *
     James B. Edwards............................         7,766          *
     Donald F. Flynn.............................       595,712          *
     Peter H. Huizenga...........................     8,086,250        1.7
     Robert S. Miller............................         1,000          *
     Paul M. Montrone............................             0          *
     Peer Pedersen...............................       231,985(4)       *
     James R. Peterson...........................        84,068(4)       *
     Steven G. Rothmeier.........................             0          *
     Alexander B. Trowbridge.....................         2,400(4)       *
   Executive Officers(1)
     Dean L. Buntrock............................     3,267,250          *
     Joseph M. Holsten...........................        52,007          *
     William P. Hulligan.........................       234,200          *
     James E. Koenig.............................       264,020          *
     Phillip B. Rooney...........................     1,403,945          *
   All directors, the nominee for director and
    executive officers as a group including
    persons named above
    (22 persons).................................    15,262,023        3.1

--------
*Less than 1 percent.
(1) Pursuant to the Company's Non-Qualified Profit Sharing and Savings Plus Plan, Messrs. Buntrock, Hulligan, and Rooney and all executive officers as a group acquired beneficial ownership of the equivalent of an additional 76,541, 22,206, 64,854 and 188,189 shares, respectively, of common stock of the Company in connection with their voluntary deferral of bonus payments earned under the Company's Corporate Incentive Bonus Plan for 1995 and 1996.
(2) Directors, the nominee and executive officers included in the group have sole voting power and sole investment power over shares listed, except (i) shares covered by options granted under the Company's stock option plans which were exercisable within 60 days of February 1, 1997; (ii) shares held pursuant to the Company's Profit Sharing and Savings Plan; (iii) Messrs. Edwards, Pedersen and Peterson, whose shares listed above include 312, 12,856 and 1,668 shares issuable upon conversion of the convertible subordinated notes due 2005 of the Company ("Waste Management Notes"), respectively; and (iv) Messrs. Buntrock, Huizenga, Koenig, Miller, Pedersen and Rooney, and all executive officers and directors as a group (including such individuals), who have shared voting and investment power over 146,559, 225,719, 52,661, 1,000, 19,129, 58,392, and 545,448 shares, respectively. Such shares shown for Messrs. Buntrock, Huizenga, Pedersen and Rooney are held in trusts or foundations over which such individuals share voting and investment power with other co-trustees or directors of such trusts and foundations. Such shares shown for Messrs. Koenig and Miller are held jointly with their respective spouses. Ownership of shares shown for Messrs. Buntrock, Dempsey, Edwards, Huizenga and Rooney, and for all executive officers and directors as a group, includes shares of common stock of the Company not held directly by them but held by or for the benefit of (i) their spouses or (ii) their minor children and other children residing with them, as to which they have neither investment power nor voting power. Shares were held by or for the benefit of such spouses or children of the following persons and the executive officers and directors as a group at February 1, 1997, in the amounts indicated:
    Mr. Buntrock-43,439 (held by spouse); Mr. Dempsey-1,000 (held by spouse); Dr. Edwards-254 (held by spouse with 104 such shares issuable upon conversion of Waste Management Notes); Mr. Huizenga-680,836 (held by spouse directly and as trustee); Mr. Rooney-103,146 (held by spouse directly and as trustee for children); and all executive officers and directors as a group (including such individuals)-828,972. Additionally, ownership of shares shown for Mr. Koenig includes 1,200 shares held by him as trustee of a family trust in which Mr. Koenig has no pecuniary interest. Each of the above named persons and the members of such group disclaim any beneficial ownership of such shares.
(3) The numbers and percentages of shares shown in the table above are based on the assumption that currently outstanding stock options covering shares of the Company's common stock which were exercisable within 60 days of February 1, 1997 had been exercised as follows: Mr. Arnelle-15,000; Mr. Baker-20,000; Mr. Buntrock-659,662; Dr. Cafferty-9,000; Mr. Edwards-6,000; Mr. Flynn-87,617; Mr. Koenig-164,128; Mr. Rooney-774,935; and all executive officers and directors as a group (including such individuals)- 2,454,267. Such persons and the members of such group disclaim any beneficial ownership of the shares subject to such options.
(4) Pursuant to the Company's Deferred Directors' Fee Plan, described above under "Outside Directors' Plans," Messrs. Arnelle, Baker, Pedersen, and Peterson have also acquired beneficial ownership of the equivalent of 987, 4,401, 27,600 and 4,876 shares, respectively, of the Company's common stock through their voluntary deferral of all or a portion of their directors' fees. Pursuant to the Company's Directors' Phantom Stock Plan, described above under "Outside Directors' Plans," Messrs. Baker, Pedersen, Peterson and Trowbridge have also acquired beneficial ownership of the equivalent of 10,000, 40,000, 40,000 and 40,000 shares, respectively, of the Company's common stock.

OWNERSHIP OF WTI COMMON STOCK

  The following table sets forth certain information as of February 1, 1997 as to the beneficial ownership of WTI common stock by the directors, the nominee for director, the Chief Executive Officer and the four other most highly compensated executive officers of the Company as of December 31, 1996, and by all directors, the nominee for director and persons serving as executive officers of the Company as a group. As previously noted, Messrs. Baker and Huizenga retired as directors of the Company as of May 9, 1997, and Mr. Miller was elected as a director on that date.

                                                 NUMBER OF SHARES
                                                  OF WTI COMMON    PERCENT OF
                                                STOCK BENEFICIALLY WTI COMMON
          NAME                                    OWNED(1)(2)(3)   STOCK(2)(3)
          ----                                  ------------------ -----------
   Directors (Other than Executive Officers)
   and Nominee
     H. Jesse Arnelle..........................             0            *
     Howard H. Baker, Jr.......................             0            *
     Pastora San Juan Cafferty.................             0            *
     Jerry E. Dempsey..........................        34,336            *
     James B. Edwards..........................             0            *
     Donald F. Flynn...........................        45,245            *
     Peter H. Huizenga.........................             0            *
     Robert S. Miller..........................             0            *
     Paul M. Montrone..........................       256,000            *
     Peer Pedersen.............................             0            *
     James R. Peterson.........................             0            *
     Steven G. Rothmeier.......................             0            *
     Alexander B. Trowbridge...................             0            *
   Executive Officers
     Dean L. Buntrock..........................       116,377(4)         *
     Joseph M. Holsten.........................             0            *
     William P. Hulligan.......................             0            *
     James E. Koenig...........................       121,500            *
     Phillip B. Rooney.........................       374,769            *
   All directors, the nominee for director and
   executive officers as a group including
   persons named above
   (22 persons)................................     1,327,017            *

----------
*Less than 1 percent.
(1) Directors and executive officers included in the group have sole voting power and sole investment power over WTI shares listed, except (i) WTI shares covered by options exercisable within 60 days of February 1, 1997;
    (ii) 10,000 WTI shares deemed to be beneficially owned by each of Messrs. Buntrock, Flynn and Rooney as a result of restricted units granted pursuant to WTI's Restricted Unit Plan for Non-Employee Directors and
    (iii) Mr. Koenig, who has shared voting and investment power over 1,500 WTI shares with his spouse. Such persons disclaim any beneficial ownership of the WTI shares subject to such restricted units.
(2) Excludes an aggregate of 104,621,810 WTI shares beneficially owned by the Company that may be deemed beneficially owned by Mr. Buntrock because he may be deemed to be an affiliate of the Company. Mr. Buntrock disclaims any beneficial ownership of such WTI shares.
(3) The numbers and percentages of WTI shares shown in the table above are based on the assumption that currently outstanding stock options covering WTI shares which were exercisable within 60 days of February 1, 1997 had been exercised as follows: Mr. Montrone--256,000; Mr. Koenig--120,000 and all executive officers and directors as a group (including such individuals)--712,842. Such persons and the members of such group disclaim any beneficial ownership of the shares subject to such options.
(4) Pursuant to WTI's Deferred Director's Fee Plan, Mr. Buntrock has acquired beneficial ownership of the equivalent of an additional 8,297 WTI shares through his voluntary deferral of previously accrued director's fees.

OWNERSHIP OF WASTE MANAGEMENT INTERNATIONAL ORDINARY SHARES

  The following table sets forth certain information as of February 1, 1997 as to the beneficial ownership of Waste Management International ordinary shares (including ordinary shares represented by American Depositary Shares) by the directors, the nominee for director, the Chief Executive Officer and the four other most highly compensated executive officers of the Company as of December 31, 1996, and by all directors, the nominee for director and persons serving as executive officers of the Company as a group. As previously noted, Messrs. Baker and Huizenga retired as directors of the Company as of May 9, 1997, and Mr. Miller was elected as a director on that date.

                                      NUMBER OF SHARES
                                     OF WASTE MANAGEMENT        PERCENT OF
                                    INTERNATIONAL ORDINARY   WASTE MANAGEMENT
                                     SHARES BENEFICIALLY       INTERNATIONAL
          NAME                         OWNED(1)(2)(3)      ORDINARY SHARES(2)(3)
          ----                     ----------------------- ---------------------
   Directors (Other than
    Executive Officers) and
    Nominee
     H. Jesse Arnelle............                 0                   *
     Howard H. Baker, Jr.........             1,000                   *
     Pastora San Juan Cafferty...                 0                   *
     Jerry E. Dempsey............            10,000                   *
     James B. Edwards............             4,000                   *
     Donald F. Flynn.............           300,000                   *
     Peter H. Huizenga...........           550,000                   *
     Robert S. Miller............                 0                   *
     Paul M. Montrone............                 0                   *
     Peer Pedersen...............            10,000                   *
     James R. Peterson...........                 0                   *
     Steven G. Rothmeier.........                 0                   *
     Alexander B. Trowbridge.....               600                   *
   Executive Officers
     Dean L. Buntrock............           223,200                   *
     Joseph M. Holsten...........           208,666                 *
     William P. Hulligan.........           120,000                 *
     James E. Koenig.............           105,000                   *
     Phillip B. Rooney...........           220,000                   *
   All directors, the nominee for
   director and executive
   officers as a group including
   persons named above (22
   persons)......................         1,832,866                   *

----------
*Less than 1 percent.
(1) Directors and executive officers included in the group have sole voting power and sole investment power over the Waste Management International shares listed, except (i) Waste Management International shares covered by options exercisable within 60 days of February 1, 1997; and (ii) Messrs. Koenig and Trowbridge and all executive officers and directors as a group (including such individuals), who have shared voting and investment power over 5,000, 600 and 6,000 Waste Management International shares, respectively. Such Waste Management International shares shown for Messrs. Koenig and Trowbridge are held jointly with their respective spouses. Ownership of shares shown for Messrs. Buntrock, Dempsey and Huizenga includes Waste Management International shares not held directly by them but held by or for the benefit of their spouses as to which they have neither investment power nor voting power. Waste Management International shares were held by or for the benefit of such spouses of the following persons at February 1, 1997 in the amounts indicated: Mr. Buntrock--3,000; Mr. Dempsey--10,000; and Mr. Huizenga--30,000. Each of the above named persons disclaim any beneficial ownership of such shares.
(2) Excludes an aggregate of 300,000,000 Waste Management International shares beneficially owned by the Company that may be deemed beneficially owned by Mr. Buntrock because he may be deemed to be an affiliate of the Company. Excludes an aggregate of 45,000,000 Waste

   Management International shares beneficially owned by WTI that may be deemed beneficially owned by Mr. Koenig because he may be deemed to be an affiliate of WTI. Each such person disclaims any beneficial ownership of such Waste Management International shares.
(3) The numbers and percentages of Waste Management International shares shown in the table above are based on the assumption that currently outstanding stock options covering Waste Management International shares which were exercisable within 60 days of February 1, 1997 had been exercised as follows: Messrs. Buntrock, Flynn and Rooney--200,000 each; Mr. Koenig-- 100,000; Mr. Holsten--206,666; and all executive officers and directors as a group (including such individuals)--986,666. Such persons and members of such group disclaim any beneficial ownership of the shares subject to such options.

               SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

  The Company does not know of any person who, as of February 1, 1997, directly owned more than five percent of the Company's outstanding common stock. The Company, however, received a copy of a Schedule 13D filed by a group consisting of George Soros, Soros Fund Management LLC, Quantum Industrial Partners LDC, QIH Management Investor, L.P., QIH Management, Inc., Stanley F. Druckenmiller, and Duquesne Capital Management, L.L.C. The Schedule 13D filed by such persons indicate that such persons may be deemed to be a group within the meaning of Section 13(d)(3) of the 1934 Act. The Company also received a Schedule 13G for the year ended December 31, 1996 from FMR Corp., Edward C. Johnson 3d, and Abigail P. Johnson (collectively, "FMR"). Pursuant to the aggregation and attribution rules relating to the beneficial ownership of securities promulgated under the 1934 Act, FMR is deemed to be the beneficial owner of such shares shown because FMR is the parent company of various investment management companies which exercise discretionary investment management over accounts holding such shares. No managed account alone owns five percent or more of the Company's common stock. The information presented in the following table is taken from the above-referenced Schedules 13D and 13G:

                                                    AMOUNT AND NATURE
       TITLE OF           NAME AND ADDRESS            OF BENEFICIAL   PERCENT
        CLASS           OF BENEFICIAL OWNER             OWNERSHIP     OF CLASS
       --------         -------------------         ----------------- --------
     Common Stock FMR Corp.                            26,491,118       5.5
                  Edward C. Johnson 3d
                  Abigail P. Johnson
                  82 Devonshire Street
                  Boston, Massachusetts 02109
     Common Stock George Soros                         25,225,600       5.2
                  Soros Fund Management LLC
                  QIH Management Investor, L.P.
                  QIH Management, Inc.
                  Stanley F. Druckenmiller
                  888 Seventh Avenue, 33rd Floor
                  New York, New York 10106
                  Quantum Industrial Partners LDC
                  Kaya Flamboyan 9
                  Curacao, Netherlands Antilles
                  Duquesne Capital
                  Management, L.L.C.
                  2579 Washington Road, Suite 322
                  Pittsburgh, Pennsylvania 15241-
                  2591

                               LEGAL PROCEEDINGS

  The continuing business in which the Company is engaged is intrinsically connected with the protection of the environment and the potential for the unintended or unpermitted discharge of materials into the environment. In the ordinary course of conducting its business activities, the Company becomes involved in judicial and administrative proceedings involving governmental authorities at the federal, state and local level including, in certain instances, proceedings instituted by citizens or local governmental authorities seeking to overturn governmental action where governmental officials or agencies are named as defendants together with the Company or one or more of its subsidiaries, or both. In the majority of the situations where proceedings are commenced by governmental authorities, the matters involved relate to alleged technical violations of licenses or permits pursuant to which the Company operates or is seeking to operate or laws or regulations to which its operations are subject or are the result of different interpretations of the applicable requirements. From time to time the Company pays fines or penalties in environmental proceedings relating primarily to waste treatment, storage or disposal facilities. Subject to the discussion set forth below concerning a Company subsidiary's New Milford, Connecticut landfill, the Company believes that these matters will not have a material adverse effect on its results of operation or financial condition. However, the outcome of any particular proceeding cannot be predicted with certainty, and the possibility remains that technological, regulatory or enforcement developments, the results of environmental studies or other factors could materially alter this expectation at any time.

  The Company or certain of its subsidiaries have been identified as potentially responsible parties in a number of governmental investigations and actions relating to waste disposal facilities which may be subject to remedial action under Superfund. The majority of these proceedings are based on allegations that certain subsidiaries of the Company (or their predecessors) transported hazardous substances to the facilities in question, often prior to acquisition of such subsidiaries by the Company. Such proceedings arising under Superfund typically involve numerous waste generators and other waste transportation and disposal companies and seek to allocate or recover costs associated with site investigation and cleanup, which costs could be substantial.

  As of March 31, 1997, the Company or its subsidiaries had been notified that they are potentially responsible parties in connection with 94 locations listed on the NPL. Of the 94 NPL sites at which claims have been made against the Company, 18 are sites which the Company has come to own over time. All of the NPL sites owned by the Company were initially sited by others as land disposal facilities. At each of the 18 owned facilities, the Company is working in conjunction with the government to characterize or to remediate identified site problems. In addition, at these 18 facilities the Company has either agreed with other legally liable parties on an arrangement for sharing the costs of remediation or is pursuing resolution of an allocation formula. The 76 NPL sites at which claims have been made against the Company and which are not owned by the Company are at different procedural stages under Superfund. At some, the Company's liability is well defined as a consequence of a governmental decision as to the appropriate remedy and an agreement among liable parties as to the share each will pay for implementing that remedy. At others, where no remedy has been selected or the liable parties have been unable to agree on an appropriate allocation, the Company's future costs are substantially uncertain.

  The Company periodically reviews its role, if any, with respect to each such location, giving consideration to the nature of the Company's alleged connection to the location (e.g., owner, operator, transporter or generator), the extent of the Company's alleged connection to the location (e.g., amount and nature of waste hauled to the location, number of years of site operation by the Company or other relevant factors), the accuracy and strength of evidence connecting the Company to the location, the number, connection and financial ability of other named and unnamed potentially responsible parties at the location, and the nature and estimated cost of the likely remedy. Where the Company concludes that it is probable that a liability has been incurred, a provision is made in the Company's financial statements for the Company's best estimate of the liability based on management's judgment and experience, information available from regulatory agencies and the number, financial resources and relative degree of responsibility of other potentially responsible parties who are jointly and severally liable for remediation of a specific site, as well as the typical allocation of costs among such parties. If a range of possible outcomes is estimated and no amount within the range appears to be a better estimate than any other, then the Company provides for the minimum amount within the range, in accordance with generally accepted accounting principles. Sites subject to state action under state laws similar to the federal Superfund statute are treated by the Company in the same way as NPL sites.

  The Company's estimates are subsequently revised, as deemed necessary, as additional information becomes available. While the Company does not anticipate that the amount of any such revisions will have a material adverse effect on the Company's operations or financial condition, the measurement of environmental liabilities is inherently difficult and the possibility remains that technological, regulatory or enforcement developments, the results of environmental studies, or other factors could materially alter this expectation at any time. Such matters could have a material adverse impact on earnings for one or more fiscal quarters or years.

  From time to time, the Company and certain of its subsidiaries are named as defendants in personal injury and property damage lawsuits, including purported class actions, on the basis of a Company subsidiary's having owned, operated or transported waste to a disposal facility which is alleged to have contaminated the environment or, in certain cases, conducted environmental remediation activities at sites. Some of such lawsuits may seek to have the Company or its subsidiaries pay the costs of groundwater monitoring and health care examinations of allegedly affected persons for a substantial period of time even where no actual damage is proven. While the Company believes it has meritorious defenses to these lawsuits, their ultimate resolution is often substantially uncertain due to the difficulty of determining the cause, extent and impact of alleged contamination (which may have occurred over a long period of time), the potential for successive groups of complainants to emerge, the diversity of the individual plaintiffs' circumstances, and the potential contribution or indemnification obligations of co-defendants or other third parties, among other factors. Accordingly, it is possible such matters could have a material adverse impact on the Company's earnings for one or more fiscal quarters or years.

  A subsidiary of the Company has been involved in litigation challenging a municipal zoning ordinance which restricted the height of its New Milford, Connecticut landfill to a level below that allowed by the permit previously issued by the DEP. Although a lower court had declared the zoning ordinance's height limitation unconstitutional, during 1995 the Connecticut Supreme Court reversed that ruling and remanded the case for further proceedings in the Superior Court in the judicial district of Litchfield. In November 1995, the Superior Court ordered the Company's subsidiary to apply to the DEP for permission to remove all waste above the height allowed by the zoning ordinance. The Connecticut Supreme Court has upheld that ruling. The Company believes that removal of such waste is an inappropriate remedy and is seeking an alternative resolution of the issue. The Company is unable to predict the outcome of the issue. Depending upon the nature of any plan eventually approved by applicable regulatory authorities for removing the waste, the actual volume of waste to be moved, and other currently unforeseeable factors, the subsidiary could incur costs which would have a material adverse effect on the Company's financial condition and results of operations in one or more future periods.

  The Company and certain of its subsidiaries are also currently involved in other civil litigation and governmental proceedings relating to the conduct of their business. While the outcome of any particular lawsuit or governmental investigation cannot be predicted with certainty, the Company believes that these matters will not have a material adverse effect on its results of operations or financial condition.

  The Company has brought suit against a substantial number of insurance carriers in an action entitled Waste Management, Inc. et al. v. The Admiral Insurance Company, et al. pending in the Superior Court in Hudson County, New Jersey. In this action the Company is seeking a declaratory judgment that environmental liabilities asserted against the Company or its subsidiaries, or that may be asserted in the future, are covered by insurance policies purchased by the Company or its subsidiaries. The Company is also seeking to recover defense costs and other damages incurred as a result of the assertion of environmental liabilities against the Company or its subsidiaries for events occurring over at least the last 25 years at approximately 140 sites and the defendant insurance carriers' denial of coverage of such liabilities. The defendants have denied liability to the Company and have asserted various defenses, including that environmental liabilities of the type for which the Company is seeking relief are not risks covered by the insurance policies in question. The defendants are contesting these claims vigorously. Discovery is nearly complete as to the 12 sites in the first phase of the case and discovery is expected to continue for several years as to the remaining sites. A trial date has been set for October 14, 1997 as to the first phase sites. No trial date has been set as to the remaining sites. The Company is unable at this time to predict the outcome of this proceeding. No amounts have been recognized in the Company's financial statements for potential recoveries.

                          DESCRIPTION OF CAPITAL STOCK

  The following summary of the common stock and preferred stock of the Company is qualified by reference to the Company's Restated Certificate of Incorporation, as amended, a copy of which has been incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

  The Company's authorized capital stock consists of 1,500,000,000 shares of common stock, $1 par value per share, and 50,000,000 shares of preferred stock, $1 par value per share. Subject to any prior right of the preferred stock, if and when issued, the holders of shares of common stock of the Company will be entitled to receive such dividends as the Board of Directors of the Company in its discretion may from time to time declare out of funds legally available therefor and, upon liquidation, would be entitled to share ratably in any assets of the Company legally available for distribution to holders of shares of common stock. Each outstanding share of common stock is entitled to one vote on any matter submitted to a vote of stockholders, with no cumulative voting rights. There are no conversion, redemption or sinking fund provisions applicable to the common stock. All of the issued and outstanding shares of the Company are, and the shares of common stock offered by the Company hereby, when issued, will be, fully paid and nonassessable. Neither the preferred stock nor the common stock has any preemptive rights.

  The shares of preferred stock may be issued in connection with future acquisitions or other proper corporate purposes, although there are no present plans or arrangements for their issuance. The Board of Directors is authorized without further stockholder authorization, to create and issue the preferred stock in series and to establish the voting powers, designations, preferences and relative participating, optional or other special rights and any qualifications, limitations, or restrictions thereof relating to any such series.

  The Company's Restated Certificate of Incorporation contains provisions which prevent "greenmail" payments by the Company, establish safeguards in connection with certain business transactions, provide that only designated officers and the Board of Directors may call special meetings of stockholders, require stockholders to take action only at a formal meeting and provide for a classified Board of Directors. In addition, the Restated Certificate of Incorporation requires the concurrence of the holders of shares representing at least 80% of the outstanding shares of common stock for the alteration, amendment or repeal of, or the adoption of any provision inconsistent with, any of the preceding provisions.

  The transfer agent and registrar for the common stock is Harris Trust and Savings Bank, Chicago, Illinois.

  The Company furnishes its stockholders quarterly reports (including unaudited summary financial information) and annual reports (including audited financial statements).

                                    EXPERTS

  The audited financial statements included in this prospectus and the schedules incorporated by reference elsewhere in the registration statements have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included or incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                             ADDITIONAL INFORMATION

  The Company has filed a registration statement with the Commission under the 1933 Act with respect to the securities offered hereby. This prospectus does not contain all the information included in the registration statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. The registration statement, including the exhibits filed therewith, may be examined at the office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, or copies thereof may be obtained upon request to the Commission on payment of the charge stipulated by the Commission.

  Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and reference is made to the copy of such contract or other document as is filed as an exhibit to the registration statement of which this prospectus forms a part or as incorporated by reference as an exhibit thereto, each such statement being qualified in all respects by such reference.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Waste Management, Inc. and Subsidiaries--
 Report of independent public accountants................................. F-2
 Consolidated statements of income for the three years ended December 31,
  1996 and (unaudited) for the three months ended March 31, 1996 and 1997. F-3
 Consolidated balance sheets as of December 31, 1995 and 1996 and (unau-
  dited) March 31, 1997................................................... F-4
 Consolidated statements of stockholders' equity for the three years and
  (unaudited) three months ended March 31, 1997........................... F-6
 Consolidated statements of cash flows for the three years ended December
  31, 1996 and (unaudited) for the three months ended March 31, 1996 and
  1997.................................................................... F-8
 Notes to consolidated financial statements............................... F-9

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

  To the Stockholders and the Board of Directors of Waste Management, Inc.:

  We have audited the accompanying consolidated balance sheets of Waste Management, Inc., formerly known as WMX Technologies, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of income, cash flows, and stockholders' equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waste Management, Inc. and Subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                  /s/ Arthur Andersen LLP
                                          _____________________________________
                                                    ARTHUR ANDERSEN LLP

Chicago, Illinois,
February 3, 1997

                    WASTE MANAGEMENT, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                    (000'S OMITTED EXCEPT PER SHARE AMOUNTS)

                                                               THREE MONTHS ENDED
                              YEARS ENDED DECEMBER 31               MARCH 31
                          ----------------------------------  ----------------------
                             1994        1995        1996        1996        1997
                          ----------  ----------  ----------  ----------  ----------
                                                                   (UNAUDITED)
Revenue.................  $8,482,718  $9,053,018  $9,186,970  $2,144,479  $2,198,308
                          ----------  ----------  ----------  ----------  ----------
 Operating Expenses.....  $5,827,626  $6,220,859  $6,372,828  $1,494,849  $1,551,718
 Special Charges........         --      335,193     471,635         --          --
 Selling and
  Administrative
  Expenses..............     997,180   1,004,888     979,209     245,863     241,529
 Interest Expense.......     333,550     421,572     375,758      93,806      98,349
 Interest Income........     (33,123)    (36,883)    (27,637)     (6,240)    (12,092)
 Minority Interest......     126,961      81,938      57,587      27,204      27,762
 Sundry Income, Net.....     (64,388)    (76,462)    (85,248)    (17,335)    (12,584)
                          ----------  ----------  ----------  ----------  ----------
 Income From Continuing
  Operations Before In-
  come Taxes............  $1,294,912  $1,101,913  $1,042,838  $  306,332  $  303,626
 Provision For Income
  Taxes.................     552,606     483,670     565,047     126,153     125,214
                          ----------  ----------  ----------  ----------  ----------
Income From Continuing
 Operations.............  $  742,306  $  618,243  $  477,791  $  180,179  $  178,412
                          ----------  ----------  ----------  ----------  ----------
Discontinued Operations:
 Income from operations,
  less applicable income
  taxes and minority
  interest of $64,923 in
  1994, $60,835 in 1995,
  $13,466 in 1996 and
  $5,169 in the three
  months ended March 31,
  1996..................  $   42,075  $   48,305  $   15,502  $    4,999  $      --
 Provision for loss on
  disposal, less
  applicable income tax
  benefit and minority
  interest of $34,151 in
  1995 and $58,792 in
  1996..................         --      (62,649)   (301,208)        --          --
                          ----------  ----------  ----------  ----------  ----------
Net Income..............  $  784,381  $  603,899  $  192,085  $  185,178  $  178,412
                          ==========  ==========  ==========  ==========  ==========
Average Common and
 Common Equivalent
 Shares Outstanding.....     484,144     485,972     490,263     489,913     484,719
                          ==========  ==========  ==========  ==========  ==========
Earnings (Loss) per Com-
 mon and Common Equiva-
 lent Share:
 Continuing Operations..  $     1.53  $     1.27  $      .97  $      .37  $      .37
 Discontinued Opera-
  tions--
  Income from opera-
   tions................         .09         .10         .03         .01         --
  Provision for loss....         --         (.13)       (.61)        --          --
                          ----------  ----------  ----------  ----------  ----------
Net Income..............  $     1.62  $     1.24  $      .39  $      .38  $      .37
                          ==========  ==========  ==========  ==========  ==========

        The accompanying notes are an integral part of these statements.

                    WASTE MANAGEMENT, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                   ($000'S OMITTED EXCEPT PER SHARE AMOUNTS)

                                               DECEMBER 31
                                         ------------------------   MARCH 31
                                            1995         1996         1997
                                         -----------  -----------  -----------
                                                                   (UNAUDITED)
Current Assets
 Cash and cash equivalents.............. $   169,541  $   323,288  $   491,749
 Short-term investments.................      34,156      341,338      653,006
 Accounts receivable, less reserve of
  $61,927 in 1995, $47,523 in 1996 and
  $42,781 in 1997.......................   1,655,533    1,681,817    1,618,608
 Employee receivables...................       8,496       10,084       10,314
 Parts and supplies.....................     150,528      142,417      148,767
 Costs and estimated earnings in excess
  of billings on uncompleted contracts..     242,675      240,531      255,184
 Prepaid expenses.......................     347,156      353,749      370,385
                                         -----------  -----------  -----------
    Total Current Assets................ $ 2,608,085  $ 3,093,224  $ 3,548,013
                                         -----------  -----------  -----------
Property and Equipment, at cost
 Land, primarily disposal sites......... $ 4,553,717  $ 5,019,065  $ 5,012,586
 Buildings..............................   1,532,305    1,495,252    1,485,386
 Vehicles and equipment.................   7,164,767    7,520,902    7,437,287
 Leasehold improvements.................      84,587       85,998       86,816
                                         -----------  -----------  -----------
                                         $13,335,376  $14,121,217  $14,022,075
 Less--Accumulated depreciation and am-
  ortization............................  (3,829,658)  (4,399,508)  (4,483,466)
                                         -----------  -----------  -----------
    Total Property and Equipment, Net... $ 9,505,718  $ 9,721,709  $ 9,538,609
                                         -----------  -----------  -----------
Other Assets
 Intangible assets relating to acquired
  businesses, net....................... $ 3,823,323  $ 3,885,293  $ 3,749,401
 Sundry, including other investments....   1,550,672    1,452,057      920,779
 Net assets of discontinued operations..     876,476      214,309      276,797
                                         -----------  -----------  -----------
    Total Other Assets.................. $ 6,250,471  $ 5,551,659  $ 4,946,977
                                         -----------  -----------  -----------
      Total Assets...................... $18,364,274  $18,366,592  $18,033,599
                                         ===========  ===========  ===========

      The accompanying notes are an integral part of these balance sheets.

                    WASTE MANAGEMENT, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                   ($000'S OMITTED EXCEPT PER SHARE AMOUNTS)

                                               DECEMBER 31
                                         ------------------------   MARCH 31
                                            1995         1996         1997
                                         -----------  -----------  -----------
                                                                   (UNAUDITED)
Current Liabilities
 Portion of long-term debt payable
  within one year....................... $ 1,088,033  $   553,493  $ 1,063,426
 Accounts payable.......................     994,164      948,350      854,398
 Accrued expenses.......................     906,121    1,324,324    1,563,871
 Unearned revenue.......................     204,166      212,541      208,800
                                         -----------  -----------  -----------
    Total Current Liabilities........... $ 3,192,484  $ 3,038,708  $ 3,690,495
                                         -----------  -----------  -----------
Deferred Items
 Income taxes........................... $   922,500  $ 1,011,593  $   921,031
 Environmental liabilities..............     621,186      543,723      503,989
 Other..................................     648,464      641,918      641,956
                                         -----------  -----------  -----------
    Total Deferred Items................ $ 2,192,150  $ 2,197,234  $ 2,066,976
                                         -----------  -----------  -----------
Long-Term Debt, less portion payable
 within one year........................ $ 6,390,041  $ 6,971,607  $ 6,139,969
                                         -----------  -----------  -----------
Minority Interest in Subsidiaries....... $ 1,385,301  $ 1,186,955  $ 1,157,147
                                         -----------  -----------  -----------
Commitments and Contingencies........... $            $            $
                                         -----------  -----------  -----------
Put Options............................. $   261,959  $    95,789  $       --
                                         -----------  -----------  -----------
Stockholders' Equity
 Preferred stock, $1 par value (issuable
  in series); 50,000,000 shares
  authorized; none outstanding during
  the periods........................... $       --   $       --   $       --
 Common stock, $1 par value;
  1,500,000,000 shares authorized;
  498,817,093 shares issued in 1995 and
  507,101,774 in 1996 and 1997..........     498,817      507,102      507,102
 Additional paid-in capital.............     422,801      864,730      932,836
 Cumulative translation adjustment......    (102,943)     (79,213)    (186,139)
 Retained earnings......................   4,486,877    4,363,754    4,463,002
                                         -----------  -----------  -----------
                                         $ 5,305,552  $ 5,656,373  $ 5,716,801
Less--Treasury stock; 12,782,864 shares
       in 1996 and 12,291,956 in 1997,
       at cost..........................         --       419,871      403,747
   1988 Employee Stock Ownership Plan...      13,062        6,396        4,729
   Employee Stock Benefit Trust
    (11,769,788 shares in 1995 and
    10,886,361 shares in 1996 and 1997,
    at market)..........................     350,151      353,807      329,313
                                         -----------  -----------  -----------
    Total Stockholders' Equity.......... $ 4,942,339  $ 4,876,299  $ 4,979,012
                                         -----------  -----------  -----------
      Total Liabilities and Stockhold-
       ers' Equity...................... $18,364,274  $18,366,592  $18,033,599
                                         ===========  ===========  ===========

      The accompanying notes are an integral part of these balance sheets.

                    WASTE MANAGEMENT, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
     FOR THE THREE YEARS AND (UNAUDITED) THREE MONTHS ENDED MARCH 31, 1997
                   ($000'S OMITTED EXCEPT PER SHARE AMOUNTS)

                                                                                 1988
                                                                               EMPLOYEE  EMPLOYEE
                                  ADDITIONAL CUMULATIVE                          STOCK    STOCK
                          COMMON   PAID-IN   TRANSLATION  RETAINED   TREASURY  OWNERSHIP BENEFIT
                          STOCK    CAPITAL   ADJUSTMENT   EARNINGS    STOCK      PLAN     TRUST
                         -------- ---------- ----------- ----------  --------  --------- --------
Balance, January 1,
1994.................... $496,217  $668,470   $(245,587) $3,693,108  $425,097   $27,659  $    --
                         --------  --------   ---------  ----------  --------   -------  --------
 Net income for the
  year.................. $    --   $    --    $     --   $  784,381  $    --    $   --   $    --
 Cash dividends ($.60
  per share)............      --        --          --     (290,266)      --        --        --
 Dividends paid to
  Employee Stock Benefit
  Trust.................      --      5,617         --       (5,617)      --        --        --
 Stock issued upon
  exercise of stock
  options...............      --     (5,948)        --          --     (8,250)      --     (5,928)
 Treasury stock received
  in connection with
  exercise of stock
  options...............      --        --          --          --        260       --        --
 Tax benefit of non-
  qualified stock
  options exercised.....      --      1,527         --          --        --        --        --
 Contribution to 1988
  ESOP (375,312 shares).      --        --          --          --        --     (7,930)      --
 Treasury stock received
  as settlement for
  claims................      --        --          --          --      2,741       --        --
 Stock issued upon
  conversion of LYONs...       96     1,442         --          --        (56)      --        --
 Common stock issued for
  acquisitions..........       74     1,471         --          --        --        --        --
 Temporary equity
  related to put
  options...............      --   (252,328)        --          --        --        --        --
 Proceeds from sale of
  put options...........      --     29,965         --          --        --        --        --
 Sale of shares to
  Employee Stock Benefit
  Trust (12,601,609
  shares)...............      --   (106,327)        --          --   (419,792)      --    313,465
 Adjustment of Employee
  Stock Benefit Trust to
  market value..........      --     16,064         --          --        --        --     16,064
 Transfer of equity
  interests among
  controlled
  subsidiaries..........      --     (2,803)        --          --        --        --        --
 Cumulative translation
  adjustment of foreign
  currency statements...      --        --       94,755         --        --        --        --
                         --------  --------   ---------  ----------  --------   -------  --------
Balance, December 31,
1994.................... $496,387  $357,150   $(150,832) $4,181,606  $    --    $19,729  $323,601
                         --------  --------   ---------  ----------  --------   -------  --------
 Net income for the
  year.................. $    --   $    --    $     --   $  603,899  $    --    $   --   $    --
 Cash dividends ($.60
  per share)............      --        --          --     (291,421)      --        --        --
 Dividends paid to
  Employee Stock Benefit
  Trust.................      --      7,207         --       (7,207)      --        --        --
 Stock issued upon
  exercise of stock
  options...............       44    (4,405)        --          --     (1,763)      --    (17,393)
 Treasury stock received
  in connection with
  exercise of stock
  options...............      --        --          --          --        663       --        --
 Tax benefit of non-
  qualified stock
  options exercised.....      --      2,049         --          --        --        --        --
 Contribution to 1988
  ESOP (322,508 shares).      --        --          --          --        --     (6,667)      --
 Treasury stock received
  as settlement for
  claims................      --        --          --          --      1,100       --        --
 Common stock issued
  upon conversion of
  LYONs.................      150     2,448         --          --        --        --        --
 Common stock issued for
  acquisitions..........    2,236    13,908         --          --        --        --        --
 Temporary equity
  related to put
  options...............      --     (9,631)        --          --        --        --        --
 Proceeds from sale of
  put options...........      --     21,622         --          --        --        --        --
 Settlement of put
  options...............      --    (12,019)        --          --        --        --        --
 Adjustment of Employee
  Stock Benefit Trust to
  market value..........      --     43,943         --          --        --        --     43,943
 Transfer of equity
  interests among
  controlled
  subsidiaries..........      --        529         --          --        --        --        --
 Cumulative translation
  adjustment of foreign
  currency statements...      --        --       47,889         --        --        --        --
                         --------  --------   ---------  ----------  --------   -------  --------
Balance, December 31,
1995.................... $498,817  $422,801   $(102,943) $4,486,877  $    --    $13,062  $350,151
                         --------  --------   ---------  ----------  --------   -------  --------
 Net income for the
  year.................. $    --   $    --    $     --   $  192,085  $    --    $   --   $    --
 Cash dividends ($.63
  per share)............      --        --          --     (308,265)      --        --        --
 Dividends paid to
  Employee Stock Benefit
  Trust.................      --      6,943         --       (6,943)      --        --        --
 Stock repurchase
  (14,390,000 shares)...      --        --          --          --    473,560       --        --
 Stock issued upon
  exercise of stock
  options and grant of
  restricted stock......      217   (10,938)        --          --    (53,323)      --    (28,622)
 Treasury stock received
  in connection with
  exercise of stock
  options...............      --        --          --          --      5,458       --        --
 Tax benefit of non-
  qualified stock
  options exercised.....      --      6,859         --          --        --        --        --
 Contribution to 1988
  ESOP (307,041 shares).      --        --          --          --        --     (6,666)      --
 Treasury stock received
  as settlement for
  claims................      --        --          --          --      2,513       --        --
 Common stock issued
  upon conversion of
  LYONs.................      111     1,905         --          --       (160)      --        --
 Stock issued for
  acquisitions..........    7,957   219,867         --          --     (8,177)      --        --
 Temporary equity
  related to put
  options...............      --    166,170         --          --        --        --        --
 Proceeds from sale of
  put options...........      --     18,845         --          --        --        --        --
 Adjustment of Employee
  Stock Benefit Trust to
  market value..........      --     32,278         --          --        --        --     32,278
 Cumulative translation
  adjustment of foreign
  currency statements...      --        --       23,730         --        --        --        --
                         --------  --------   ---------  ----------  --------   -------  --------
Balance, December 31,
1996.................... $507,102  $864,730   $ (79,213) $4,363,754  $419,871   $ 6,396  $353,807
                         ========  ========   =========  ==========  ========   =======  ========

                    WASTE MANAGEMENT, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
     FOR THE THREE YEARS AND (UNAUDITED) THREE MONTHS ENDED MARCH 31, 1997
                                  (CONTINUED)
                   ($000'S OMITTED EXCEPT PER SHARE AMOUNTS)

                                                                                 1988
                                                                               EMPLOYEE  EMPLOYEE
                                  ADDITIONAL CUMULATIVE                          STOCK    STOCK
                          COMMON   PAID-IN   TRANSLATION  RETAINED   TREASURY  OWNERSHIP BENEFIT
                          STOCK    CAPITAL   ADJUSTMENT   EARNINGS    STOCK      PLAN     TRUST
                         -------- ---------- ----------- ----------  --------  --------- --------
Balance, January 1,
 1997................... $507,102  $864,730    $(79,213) $4,363,754  $419,871   $6,396   $353,807
 Net income for the
  period................      --        --          --      178,412       --       --         --
 Cash dividends ($.16
  per share)............      --        --          --      (77,422)      --       --         --
 Dividends paid to
  Employee Stock Benefit
  Trust.................      --      1,742         --       (1,742)      --       --         --
 Stock issued upon
  exercise of stock
  options...............      --     (4,733)        --          --    (16,029)     --         --
 Tax benefit of non-
  qualified stock
  options exercised.....      --      1,498         --          --        --       --         --
 Contribution to 1988
  ESOP..................      --        --          --          --        --    (1,667)       --
 Treasury stock received
  as settlement for
  claims................      --        --          --          --        141      --         --
 Common stock issued
  upon conversion of
  LYONs.................      --        (91)        --          --       (236)     --         --
 Temporary equity
  related to put
  options...............      --     95,789         --          --        --       --         --
 Settlement of put op-
  tions.................      --     (1,605)        --          --        --       --         --
 Adjustment of Employee
  Stock Benefit Trust to
  market value..........      --    (24,494)        --          --        --       --     (24,494)
 Cumulative translation
  adjustment of foreign
  currency statements...      --        --     (106,926)        --        --       --         --
                         --------  --------   ---------  ----------  --------   ------   --------
Balance, March 31, 1997
 (Unaudited)............ $507,102  $932,836   $(186,139) $4,463,002  $403,747   $4,729   $329,313
                         ========  ========   =========  ==========  ========   ======   ========

        The accompanying notes are an integral part of these statements.

                    WASTE MANAGEMENT, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  INCREASE (DECREASE) IN CASH ($000'S OMITTED)

                                                                     FOR THE THREE
                                  FOR THE YEARS ENDED             MONTHS ENDED MARCH
                                      DECEMBER 31                         31
                          -------------------------------------   ---------------------
                             1994          1995         1996         1996        1997
                          -----------   -----------  -----------  ---------   ---------
                                                                       (UNAUDITED)
Cash flows from
 operating activities:
 Net income for the
  period................   $   784,381  $   603,899  $   192,085  $ 185,178   $ 178,412
 Adjustments to
  reconcile net income
  to net cash provided
  by operating
  activities:
  Depreciation and
   amortization..........      880,466      885,384      920,685    222,926     213,048
  Provision for deferred
   income taxes..........      298,564      250,828      289,027     65,252      34,957
  Minority interest in
   subsidiaries..........      149,703      138,162      121,169     28,075      27,762
  Interest on Liquid
   Yield Option Notes
   (LYONs) and Waste
   Management
   Subordinated Notes....       33,551       23,021       11,157      2,864       5,486
  Contribution to 1988
   Employee Stock
   Ownership Plan (ESOP).        7,930        6,667        6,666      1,667       1,667
  Special charges, net of
   tax and minority
   interest..............           --      202,492      379,415         --          --
  Provision for loss on
   disposal of
   discontinued
   operations, net of tax
   and minority interest.           --       62,649      301,208         --          --
Changes in assets and
 liabilities, excluding
 effects of acquired
 companies:
  Receivables, net.......     (133,506)      45,232         (845)    31,434      20,632
  Other current assets...     (109,174)      28,724       (1,709)   (31,351)    (41,527)
  Sundry other assets....      (42,195)     (72,282)    (122,777)    17,976     (20,243)
  Accounts payable.......      155,254       39,669      (59,410)  (234,807)    (76,134)
  Accrued expenses and
   unearned revenue......       43,121     (227,700)      20,830      8,745      17,945
  Deferred items.........     (259,020)      61,557     (167,702)   (59,301)    (32,035)
  Other, net.............         (838)     (13,044)      17,074       (374)     (8,509)
                           -----------  -----------  -----------  ---------   ---------
Net Cash Provided by
 Operating Activities      $ 1,808,237  $ 2,035,258  $ 1,906,873  $ 238,284   $ 321,461
                           -----------  -----------  -----------  ---------   ---------
Cash flows from
 investing activities:
 Short-term investments.   $     2,755  $    (4,196) $     1,170  $  11,607   $     811
  Capital expenditures...   (1,455,628)  (1,386,932)  (1,125,161)  (280,551)   (151,257)
  Proceeds from sale of
   assets and of asset
   monetization program..      276,822      141,774      712,359     25,546     330,016
  Cost of acquisitions,
   net of cash acquired..     (197,201)    (224,304)    (104,778)   (35,695)     (2,344)
  Other investments......      (74,446)     (44,193)    (192,808)   (26,496)     11,393
  Acquisition of minority
   interests.............      (57,865)    (170,854)    (342,034)   (81,811)    (10,013)
                           -----------  -----------  -----------  ---------   ---------
Net Cash Provided by
 (Used for) Investing
 Activities                $(1,505,563) $(1,688,705) $(1,051,252) $(387,400)  $ 178,606
                           -----------  -----------  -----------  ---------   ---------
Cash flows from
 financing activities:
  Cash dividends.........  $  (290,266) $  (291,421) $  (308,265) $ (74,173)  $ (77,422)
  Proceeds from issuance
   of indebtedness.......    1,710,586    1,803,383    2,918,730    342,979     222,691
  Repayments of
   indebtedness..........   (1,752,552)  (1,860,451)  (2,933,632)  (213,895)   (486,566)
  Proceeds from exercise
   of stock options, net.        7,970       14,132       65,766      9,763      11,296
  Contributions from
   minority interests....       22,169       24,394       10,242      2,143          --
  Stock repurchases......           --           --     (473,560)        --          --
  Proceeds from sale of
   put options...........       29,965       21,622       18,845         --          --
  Settlement of put
    options...............          --      (12,019)          --         --      (1,605)
                           -----------  -----------  -----------  ---------   ---------
Net Cash Provided by
 (Used for) Financing
 Activities.............   $  (272,128) $  (300,360) $  (701,874) $  66,817   $(331,606)
                           -----------  -----------  -----------  ---------   ---------
Net increase (decrease)
 in cash and cash
 equivalents............   $    30,546  $    46,193  $   153,747  $ (82,299)  $ 168,461
Cash and cash
 equivalents at
 beginning of period....        92,802      123,348      169,541    169,541     323,288
                           -----------  -----------  -----------  ---------   ---------
Cash and cash
 equivalents at end of
 period.................   $   123,348  $   169,541  $   323,288  $  87,242   $ 491,749
                           ===========  ===========  ===========  =========   =========
The Company considers
 cash and cash
 equivalents to include
 currency on hand,
 demand deposits with
 banks and short-term
 investments with
 maturities of less than
 three months when
 purchased.
Supplemental disclosures
 of cash flow
 information:
 Cash paid during the
  period for:
  Interest, net of
   amounts capitalized...  $   307,257  $   401,715  $   364,601  $  96,451   $  92,863
  Income taxes, net of
   refunds received......  $   241,657  $   283,165  $   326,679  $  31,538   $  87,660
Supplemental schedule of
 noncash investing and
 financing activities:
  LYONs converted into
   common stock of the
   Company...............  $     1,594  $     2,598  $     2,176  $   1,868   $     145
  Liabilities assumed in
   acquisitions of
   businesses............  $   244,560  $   245,918  $   128,297  $  89,820   $      --
  Fair market value of
   Company and subsidiary
   stock issued for
   acquired businesses...  $     4,773  $    66,172  $   236,001  $ 205,711   $      --
  Company Subordinated
   Notes issued for
   acquisition of CWM
   minority interest.....   $       --  $   436,830  $       --   $     --    $      --

        The accompanying notes are an integral part of these statements.

                    WASTE MANAGEMENT, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (000'S OMITTED IN ALL TABLES EXCEPT PER SHARE AMOUNTS)

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

NOTE 1. BUSINESS AND FINANCIAL STATEMENTS

  Waste Management, Inc. (formerly WMX Technologies, Inc.) and its subsidiaries (the "Company") provide waste management services to governmental, residential, commercial, and industrial customers in the United States and in select international markets. The Company previously provided process engineering and construction, specialty contracting, infrastructure and environmental engineering and consulting, and industrial scaffolding services through its Rust International Inc. ("Rust") subsidiary, water process systems, equipment manufacturing and water and wastewater facility operations and privatization services through its Wheelabrator Technologies Inc. ("WTI") subsidiary, and high organic waste fuels blending services through its Chemical Waste Management, Inc. ("CWM") subsidiary. As of December 31, 1996, the Company has sold or plans to exit all of these businesses, and accordingly they have been classified as discontinued operations in the accompanying financial statements. In the future, the Company will operate only in the waste management services industry segment.

  The accompanying financial statements are prepared on a consolidated basis and include the Company and its majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. See Note 13 for details of certain financial information by geographic area.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, income and expenses and disclosures of contingencies. Future events could alter such estimates in the near term.

NOTE 2. SUMMARY OF ACCOUNTING POLICIES

  Unaudited Periods

  All information in the financial statements and the accompanying notes related to the three months ended March 31, 1996 and 1997 is unaudited. In the opinion of management, the unaudited financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows for the periods presented. The results for interim periods are not necessarily indicative of results for the entire year.

  Revenue Recognition

  The Company recognizes revenue from long-term contracts on the percentage-of-completion basis with losses recognized in full when identified. Changes in project performance and conditions, estimated profitability and final contract settlements may result in future revisions to costs and income. Other revenues are recognized when the services are performed.

  Foreign Currency

  Certain foreign subsidiaries' assets and liabilities are translated at the rates of exchange at the balance sheet date while income statement accounts are translated at the average exchange rates in effect during the period. The resulting translation adjustments are charged or credited directly to stockholders' equity. Foreign exchange losses (net of related income taxes and minority interest) of $3,321,000, $2,231,000 and $345,000 are included in the Consolidated Statements of Income for 1994, 1995 and 1996, respectively.


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                    WASTE MANAGEMENT, INC. AND SUBSIDIARIES

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  Short-Term Investments

  The Company's short-term investments primarily consist of securities having an investment grade of not less than A and a term to maturity generally of less than one year, and because the investments have always been held to maturity, have historically been carried at cost. Such investments include tax-exempt securities, certificates of deposit and eurodollar time deposits. At December 31, 1996, such investments include the shares of Wessex Water Plc ("Wessex") (see Note 14) which are carried at market value.

  Environmental Liabilities

  The Company provides for estimated closure and post-closure monitoring costs over the operating life of disposal sites as airspace is consumed. The Company has also established procedures to evaluate potential remedial liabilities at closed sites which it owns or operated, or to which it transported waste, including 94 sites listed on the Superfund National Priority List ("NPL"). Where the Company concludes that it is probable that a liability has been incurred, provision is made in the financial statements, based upon management's judgment and prior experience, for the Company's best estimate of the liability. Such estimates are subsequently revised as deemed necessary as additional information becomes available. See Note 7 for additional information.

  Contracts in Process

  Information with respect to contracts in process at December 31, 1995 and 1996, is as follows:

                                                           1995        1996
                                                        ----------  ----------
   Costs and estimated earnings on uncompleted
    contracts.......................................... $1,176,601  $1,192,215
   Less: Billing on uncompleted contracts..............   (952,818)   (979,918)
                                                        ----------  ----------
     Total contracts in process........................ $  223,783  $  212,297
                                                        ==========  ==========
  Contracts in process are included in the Consolidated Balance Sheets under the following captions:

   Costs and estimated earnings in excess of billings
    on uncompleted contracts........................... $  242,675  $  240,531
   Billings in excess of costs and estimated earnings
    on uncompleted contracts (included in unearned
    revenue)...........................................    (18,892)    (28,234)
                                                        ----------  ----------
     Total contracts in process........................ $  223,783  $  212,297
                                                        ==========  ==========

  All contracts in process are expected to be billed and collected within five years.

  Accounts receivable includes retainage which has been billed, but which is not due pursuant to contract provisions until completion. Such retainage at December 31, 1996, is $8,008,000, including $1,300,000 that is expected to be collected after one year. At December 31, 1995, retainage was $12,846,000.

  Property and Equipment

  Property and equipment (including major repairs and improvements) are capitalized and stated at cost. Items of an ordinary maintenance or repair nature are charged directly to operations. Disposal sites are carried at cost and to the extent this exceeds end use realizable value, such excess is

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                    WASTE MANAGEMENT, INC. AND SUBSIDIARIES

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
amortized over the estimated life of the disposal site. Disposal site improvement costs are capitalized and charged to operations over the shorter of the estimated usable life of the site or the improvement.

  Preparation costs for individual secure land disposal cells are recorded as prepaid expenses and amortized as the airspace is filled. Significant costs capitalized for such cells include excavation and grading costs, costs relating to the design and construction of liner systems, and gas collection and leachate collection systems. Unamortized cell construction cost at December 31, 1995 and 1996, was $187,689,000 and $190,276,000, respectively.

  Depreciation and Amortization

  The cost, less estimated salvage value, of property and equipment is depreciated over the estimated useful lives on the straight-line method as follows: buildings--10 to 40 years; vehicles and equipment--3 to 20 years; leasehold improvements--over the life of the applicable lease.

  Intangible Assets

  Intangible assets relating to acquired businesses consist primarily of the cost of purchased businesses in excess of market value of net assets acquired ("goodwill"). Such goodwill is being amortized on a straight-line basis over a period of not more than forty years. The accumulated amortization of intangible assets amounted to $539,849,000 and $659,226,000 as of December 31, 1995 and 1996, respectively.

  On an ongoing basis, the Company measures realizability of goodwill by the ability of the acquired business to generate current and expected future operating income in excess of annual amortization. If such realizability is in doubt, an adjustment is made to reduce the carrying value of the goodwill.

  Capitalized Interest

  Interest has been capitalized on significant landfills, trash-to-energy plants and other projects under construction in accordance with Statement of Financial Accounting Standards ("FAS") No. 34. Amounts capitalized and netted against Interest Expense in the Consolidated Statements of Income were $104,512,000 in 1994, $81,471,000 in 1995 and $73,347,000 in 1996.

  Accounting Principles

  Effective January 1, 1996, the Company adopted FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The change did not have a material impact on the Company's financial statements.

  Also in 1996, FAS No. 123, "Accounting for Stock-Based Compensation" became effective. FAS 123 provides an optional new method of accounting for employee stock options and expands required disclosure about stock options. If the optional method of accounting is not adopted, disclosure is to be made, if material, of pro forma net income and earnings per share as if it were. The impact of the optional new accounting on net income and earnings per share was immaterial and the Company elected not to adopt the optional accounting.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                    WASTE MANAGEMENT, INC. AND SUBSIDIARIES

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  In October 1996, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 96-1, "Environmental Remediation Liabilities" which became effective in 1997. The SOP provides that environmental remediation liabilities should be accrued when the criteria of FAS 5, "Accounting for Contingencies," are met. Included in the SOP are benchmarks to aid in the determination of when such criteria are met and environmental liabilities should be recognized. The SOP also provides that an accrual for environmental liabilities should include future costs of compensation and benefits for those employees expected to devote a significant amount of time directly to the remediation effort. The adoption of SOP 96-1 did not have a material impact on the Company's financial statements.

  In February 1997, the Financial Accounting Standards Board issued FAS No. 128, "Earnings Per Share." This statement supercedes Accounting Principles Board Opinion No. 15. Pursuant to FAS No. 128, Primary EPS is replaced by Basic EPS, which is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. In addition, fully diluted EPS is replaced with Diluted EPS, which gives effect to all common shares that would have been outstanding if all dilutive potential common shares (relating to such things as the exercise of stock options and convertible debt) had been issued.

  FAS No. 128 is effective for interim and annual periods ending after December 15, 1997. Earlier application is not permitted, but when the opinion becomes effective, all prior periods presented must be restated. EPS computed in accordance with FAS No. 128 for the three months ended March 31, 1996 and 1997, would have been as follows:

                                                                     1996  1997
                                                                     ----- -----
   Continuing Operations--
     Basic.......................................................... $0.37 $0.37
     Diluted........................................................  0.36  0.36
   Discontinued Operations--
     Basic.......................................................... $0.01 $ --
     Diluted........................................................  0.01   --

  Restatement

  Certain amounts in previously issued financial statements have been restated to conform to 1997 classifications.

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-------------------------------------------------------------------------------

                    WASTE MANAGEMENT, INC. AND SUBSIDIARIES

 (INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                   UNAUDITED)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 3. INCOME TAXES

  The following tables set forth income from continuing operations before income taxes, showing domestic and international sources, and the income tax provision showing the components by governmental taxing authority, for the years 1994 through 1996:

  Income From Continuing Operations Before Income Taxes

                                               1994        1995        1996
                                            ----------  ----------  ----------
   Domestic................................ $1,133,281  $1,112,409  $1,037,191
   International...........................    161,631     (10,496)      5,647
                                            ----------  ----------  ----------
                                            $1,294,912  $1,101,913  $1,042,838
                                            ==========  ==========  ==========

  Income Tax Provision (Benefit)

   Current tax expense
     U.S. federal.......................... $  206,247  $  210,367  $  265,067
     State and local.......................     47,573      46,511      63,161
     Foreign...............................     25,650      35,905      17,086
                                            ----------  ----------  ----------
   Total current........................... $  279,470  $  292,783  $  345,314
                                            ----------  ----------  ----------
   Deferred tax expense
     U.S. federal.......................... $  202,785  $  175,688  $  129,630
     State and local.......................     30,841      34,784      14,857
     Foreign...............................     42,105     (18,501)     76,025
                                            ----------  ----------  ----------
   Total deferred.......................... $  275,731  $  191,971  $  220,512
                                            ----------  ----------  ----------
   U.S. federal benefit from amortization
    of deferred investment credit.......... $   (2,595) $   (1,084) $     (779)
                                            ----------  ----------  ----------
   Total provision......................... $  552,606  $  483,670  $  565,047
                                            ==========  ==========  ==========

  The federal statutory tax rate in 1994, 1995 and 1996 is reconciled to the effective tax rate as follows:

                                                              1994  1995  1996
                                                              ----  ----  ----
   U.S. federal statutory rate............................... 35.0% 35.0% 35.0%
   State and local taxes, net of federal benefit.............  3.9   4.8   4.9
   Amortization of deferred investment credit................ (0.2) (0.1) (0.1)
   Amortization of intangible assets relating to acquired
    businesses...............................................  2.1   2.6   3.8
   U.S. taxes on foreign income..............................  1.2   --    3.0
   Write-down of investment in subsidiary....................  --    --    5.7
   Federal tax credits....................................... (1.0) (1.3) (1.4)
   Minority interest.........................................  3.8   3.0   2.8
   Other, net................................................ (2.1) (0.1)  0.5
                                                              ----  ----  ----
   Effective tax rate........................................ 42.7% 43.9% 54.2%
                                                              ====  ====  ====

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    WASTE MANAGEMENT, INC. AND SUBSIDIARIES

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  The Company uses the deferral method of accounting for investment credit, whereby the credit is recorded in income over the composite life of the related equipment.

  Deferred income taxes result from the recognition, in different periods, of revenue and expense for tax and financial statement purposes. The primary components that comprise the 1995 and 1996 deferred tax (assets) liabilities are as follows:

                                                            1995        1996
                                                         ----------  ----------
   Deferred tax assets
     Reserves not deductible until paid................  $ (503,074) $ (495,940)
     Deferred revenue..................................     (37,284)    (16,158)
     Net operating losses and tax credit carryforwards.    (266,916)   (233,008)
     Other.............................................     (78,474)    (73,229)
                                                         ----------  ----------
       Subtotal........................................  $ (885,748) $ (818,335)
                                                         ----------  ----------
   Deferred tax liabilities
     Depreciation and amortization.....................  $1,335,559  $1,384,164
     Other.............................................     374,084     359,035
                                                         ----------  ----------
       Subtotal........................................  $1,709,643  $1,743,199
                                                         ----------  ----------
   Valuation allowance.................................      98,605      86,729
                                                         ----------  ----------
     Net deferred tax liabilities......................  $  922,500  $1,011,593
                                                         ==========  ==========

  The Company's subsidiaries have approximately $11.8 million of alternative minimum tax credit carryforwards that may be used indefinitely and capital loss carryforwards of approximately $13.7 million with an expiration date of 1998. Various subsidiaries have U.S. federal and foreign operating loss carryforwards of approximately $545 million and state operating loss carryforwards of approximately $482 million. Foreign operating losses of $286 million may be carried forward indefinitely; the remaining loss carryforwards have expiration dates through the year 2011. Valuation allowances have been established for uncertainties in realizing the tax benefits of loss carryforwards and for the basis difference in certain assets. While the Company expects to realize the deferred tax assets in excess of the valuation allowances, changes in estimates of future taxable income or in tax laws could alter this expectation. During 1994 and 1995, the valuation allowance increased primarily for the uncertainty of foreign operating loss carryforwards. The valuation allowance decreased in 1996 by approximately $11.9 million due primarily to the realization of capital loss carryforwards and adjustments for certain operating loss carryforwards determined to be unrealizable.

  The Company has concluded that its foreign business requires that the undistributed earnings of its foreign subsidiaries be reinvested indefinitely outside the United States. If the reinvested earnings were to be remitted, the U.S. income taxes due under current tax law would not be material.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                    WASTE MANAGEMENT, INC. AND SUBSIDIARIES

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  The following table sets forth the provision for income taxes for continuing operations for the three months ended March 31, 1996 and 1997:

                                                               1996      1997
                                                             --------  --------
   Currently payable........................................ $ 58,453  $ 90,450
   Deferred.................................................   67,894    34,957
   Amortization of deferred investment credit...............     (194)     (193)
                                                             --------  --------
                                                             $126,153  $125,214
                                                             ========  ========

NOTE 4. BUSINESS COMBINATIONS

  During 1994, the Company and its principal subsidiaries acquired 119 businesses for $197,201,000 in cash and notes, $17,305,000 of debt assumed, 73,809 shares of the Company's common stock and 156,124 shares of common stock of WTI. These acquisitions were accounted for as purchases.

  During 1995, 136 businesses were acquired for $224,304,000 in cash and notes, $77,689,000 of debt assumed, and 2,236,354 shares of the Company's common stock. Three of the 1995 acquisitions, which otherwise met pooling of interests criteria, were not significant in the aggregate and, consequently, prior period financial statements were not restated. The remaining acquisitions were accounted for as purchases.

  Eighty-three businesses were acquired in 1996 for $104,778,000 in cash and notes, $39,446,000 of debt assumed, and 8,210,568 shares of the Company's common stock. These acquisitions were accounted for as purchases.

  During the three months ended March 31, 1997, the Company and its principal subsidiaries acquired seven businesses for $2,344,000 in cash and notes. These acquisitions were accounted for as purchases.

  The pro forma effect of the acquisitions made during 1994, 1995, 1996 and the first quarter of 1997 is not material.

  In January 1995, the Company acquired all of the approximately 21.4% of the outstanding shares of CWM that it did not already own for $436.8 million of convertible subordinated notes. See Note 5 for additional information. In July 1995, the Company acquired all of the approximately 3.1 million shares of Rust held by the public, for $16.35 per share in cash.

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-------------------------------------------------------------------------------

                    WASTE MANAGEMENT, INC. AND SUBSIDIARIES

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

NOTE 5. DEBT

  The details relating to debt (including capitalized leases, which are not material) as of December 31, 1995 and 1996, are as follows:

                                                             1995       1996
                                                          ---------- ----------
   Commercial Paper, weighted average interest 5.7% in
    1995 and 5.8% in 1996...............................  $1,119,356 $  645,869
   Tailored Rate ESOP Notes, weighted average interest
    4.74% in 1995 and 4.58% in 1996.....................      20,000     20,000
   Debentures, interest 8 3/4%, due 2018................     249,085    249,085
   Notes, interest 6% to 8 1/4%, due 1997-2026..........   3,334,170  3,834,170
   Solid waste disposal revenue bonds, interest 4.63% to
    7.15%, due 1998-2013................................     251,085    239,980
   Installment loans and notes payable, interest 5.34%
    to 10.6%, due 1997-2020.............................   1,197,848  1,137,130
   Project Debt, interest 3.95% to 10.64%, due 1997-
    2016................................................     735,646    833,740
   Other long-term borrowings...........................      31,532     30,187
   Liquid Yield Option Notes, zero coupon--subordinated,
    interest 9%, due 2001...............................       8,945      7,439
   Liquid Yield Option Notes, zero coupon--subordinated,
    interest 6%, due 2012 ("Exchangeable LYONs")........      53,996     53,457
   Liquid Yield Option Notes, zero coupon--subordinated,
    interest 6%, due 2010 ("CWM LYONs").................      36,840     29,307
   Waste Management Subordinated Notes, interest 5.75%,
    due 2005............................................     439,571    444,736
                                                          ---------- ----------
   Total debt...........................................  $7,478,074 $7,525,100
   Less--current portion................................   1,088,033    553,493
                                                          ---------- ----------
   Long-term portion....................................  $6,390,041 $6,971,607
                                                          ========== ==========

  The long-term debt as of December 31, 1996, is due as follows:

      Second year................................................... $1,088,836
      Third year....................................................  1,371,779
      Fourth year...................................................  1,116,061
      Fifth year....................................................    556,750
      Sixth year and thereafter.....................................  2,838,181
                                                                     ----------
                                                                     $6,971,607
                                                                     ==========

  Certain of the Company's borrowings are redeemable at the option of the holders prior to maturity. Such amounts and certain other borrowings which would otherwise be classified as current liabilities have been classified as long-term debt because the Company intends to refinance such borrowings on a long-term basis with $989,238,000 of committed long-term borrowing facilities which

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                                     F-16

                    WASTE MANAGEMENT, INC. AND SUBSIDIARIES

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
it has available. The committed facilities provide for unsecured long-term loans at interest rates of prime or LIBOR plus 18.75 basis points and commitment fees of 5 basis points per annum. There are no compensating balance requirements or any informal arrangements in connection with loans which would be made under these facilities.

  In the Company's acquisition of the outstanding CWM shares it did not already own, the CWM public stockholders received a convertible subordinated Waste Management note due 2005, with a principal amount at maturity of $1,000, for every 81.1 CWM shares held, with cash paid in lieu of issuance of fractional notes. The notes are subordinated to all existing and future senior indebtedness of Waste Management. Each note bears cash interest at the rate of two percent per annum of the $1,000 principal amount at maturity, payable semi-annually. The difference between the principal amount at maturity of $1,000 and the $717.80 stated issue price of each note represents the stated discount. At the option of the holder, each note will be purchased for cash by Waste Management on March 15, 1998, and March 15, 2000, at prices of $789.95 and $843.03, respectively. Accrued unpaid interest to those dates will also be paid. The notes will be redeemable by Waste Management on and after March 15, 2000, for cash, at the stated issue price plus accrued stated discount and accrued but unpaid interest through the date of redemption. In addition, each note is convertible at any time prior to maturity into 26.078 shares of Waste Management common stock, subject to adjustment upon the occurrence of certain events. Upon any such conversion, Waste Management will have the option of paying cash equal to the market value of the Waste Management shares which would otherwise be issuable. As of December 31, 1996, there were 549,538 such notes outstanding with a maturity value amounting to $549,538,000.

  In connection with the transaction, CWM LYONs and Exchangeable LYONs which had been convertible into or exchangeable for CWM shares became convertible into the number of notes discussed in the preceding paragraph to which the holders would have been entitled had they converted or exchanged the LYONs immediately prior to the merger approval.

NOTE 6. DERIVATIVE FINANCIAL INSTRUMENTS

  From time to time, the Company and certain of its subsidiaries use derivatives to manage interest rate, currency and commodity risk. The amount of such instruments outstanding at any one point in time and gains or losses from their use have not been and are not expected to be material to the Company's financial statements.

 Interest Rate Agreements

  Certain of the Company's subsidiaries have entered into interest rate swap agreements to balance fixed and floating rate debt in accordance with management's criteria. The agreements are contracts to exchange fixed and floating interest rate payments periodically over the term without the exchange of the underlying notional amounts. The agreements provide only for the exchange of interest on the notional amounts at the stated rates, with no multipliers or leverage. Differences paid or received are recognized as a part of interest expense on the underlying debt over the life of the agreements. At December 31, 1996, Waste Management International plc ("Waste Management International") had outstanding interest rate swaps, all of which entitle it to receive floating rate and

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-------------------------------------------------------------------------------

                    WASTE MANAGEMENT, INC. AND SUBSIDIARIES

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
pay fixed rate, in the following notional amounts: Hong Kong dollars--600 million; Italian Lire--122 billion; and German Marks--100 million.

 Currency Agreements

  From time to time, the Company and certain of its subsidiaries use foreign currency derivatives to seek to mitigate the impact of translation on foreign earnings and income from foreign investees. Typically these have taken the form of purchased put options or offsetting put and call options with different strike prices. The Company receives or pays, based on the notional amount of the option, the difference between the average exchange rate of the hedged currency against the base currency and the average (strike price) contained in the option. Complex instruments involving multipliers or leverage are not used. Although the purpose for using such derivatives is to mitigate currency risk, they do not qualify for hedge accounting under generally accepted accounting principles and accordingly, must be adjusted to market value at the end of each accounting period. There were no currency derivatives outstanding at December 31, 1996.

 Commodity Agreements

  The Company utilizes collars, calls and swaps to seek to mitigate the risk of price fluctuations on the fuel used by its vehicles. Quantities hedged equate to committed fuel purchases or anticipated usage and accordingly, gains and losses are deferred and recognized as fuel is purchased.

  The following table summarizes the Company's position in crude oil derivatives as of December 31, 1996.

   TYPE                                                     QUANTITY  EXPIRATION
   ----                                                    ---------- ----------
   Swaps..................................................   750 bbls    1997
   Collars................................................   700 bbls    1998
   Swaps.................................................. 2,000 bbls    1998
   Collars................................................ 2,100 bbls    1999

  The Company is exposed to credit loss in the event of non-performance by counterparties on interest rate, currency and commodity derivatives, but in all cases such counterparties are highly rated financial institutions and the Company does not anticipate non-performance. Maximum credit exposure is represented by the fair value of contracts with a positive fair value at December 31, 1996, which is not material.

NOTE 7. ENVIRONMENTAL COSTS AND LIABILITIES

  The continuing business in which the Company is engaged is intrinsically connected with the protection of the environment. As such, a significant portion of the Company's operating costs and capital expenditures could be characterized as costs of environmental protection. While the Company is faced, in the normal course of business, with the need to expend funds for environmental protection and remediation, it does not expect such expenditures to have a material adverse effect on its financial

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-------------------------------------------------------------------------------

                    WASTE MANAGEMENT, INC. AND SUBSIDIARIES

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
condition or results of operations because its business is based upon compliance with environmental laws and regulations and its services are priced accordingly. Such costs may increase in the future as a result of legislation or regulation; however, the Company believes that in general it tends to benefit when governmental regulation increases, which may increase the demand for its services, and that it has the resources and experience to manage environmental risk.

  As part of its ongoing operations, the Company provides for estimated closure and post-closure monitoring costs over the operating life of disposal sites as airspace is consumed. Such costs for U.S. landfills are estimated based on the technical requirements of the Subtitle C and D Regulations of the U.S. Environmental Protection Agency or the applicable state requirements, whichever are stricter, and include such items as final cap and cover on the site, methane gas and leachate management, and groundwater monitoring. Substantially the same standards are applied to estimate costs for foreign sites, even though current regulations in some foreign jurisdictions are less strict.

  The Company has also established procedures to evaluate its potential remedial liabilities at closed sites which it owns or operated, or to which it transported waste, including 94 sites listed on the NPL as of March 31, 1997. The majority of situations involving NPL sites relate to allegations that subsidiaries of the Company (or their predecessors) transported waste to the facilities in question, often prior to the acquisition of such subsidiaries by the Company. The Company routinely reviews and evaluates sites requiring remediation, including NPL sites, giving consideration to the nature (e.g., owner, operator, transporter, or generator), and the extent (e.g., amount and nature of waste hauled to the location, number of years of site operation by the Company, or other relevant factors) of the Company's alleged connection with the site, the accuracy and strength of evidence connecting the Company to the location, the number, connection and financial ability of other named and unnamed potentially responsible parties ("PRPs"), and the nature and estimated cost of the likely remedy. Cost estimates are based on management's judgment and experience in remediating such sites for the Company as well as for unrelated parties, information available from regulatory agencies as to costs of remediation, and the number, financial resources and relative degree of responsibility of other PRPs who are jointly and severably liable for remediation of a specific site, as well as the typical allocation of costs among PRPs. These estimates are sometimes a range of possible outcomes. In such cases, the Company provides for the amount within the range which constitutes its best estimate. If no amount within the range appears to be a better estimate than any other amount, then the Company provides for the minimum amount within the range in accordance with FAS 5. The Company believes that it is "reasonably possible," as that term is defined in FAS 5 ("more than remote but less than likely"), that its potential liability could be at the high end of such ranges, which would be approximately $180 million higher in the aggregate than the estimate that has been recorded in the financial statements as of December 31, 1996.

  Estimates of the extent of the Company's degree of responsibility for remediation of a particular site and the method and ultimate cost of remediation require a number of assumptions and are inherently difficult, and the ultimate outcome may differ from current estimates. However, the Company believes that its extensive experience in the environmental services business, as well as its involvement with a large number of sites, provides a reasonable basis for estimating its aggregate liability. As additional information becomes available, estimates are adjusted as necessary. While the Company does not anticipate that any such adjustment would be material to its financial statements, it is reasonably possible that technological, regulatory or enforcement developments, the results of environmental studies or other factors could necessitate the recording of additional liabilities which could be material.

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-------------------------------------------------------------------------------

                    WASTE MANAGEMENT, INC. AND SUBSIDIARIES

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  Where the Company believes that both the amount of a particular environmental liability and the timing of the payments are reliably determinable, the cost in current dollars is inflated at 3% until expected time of payment and then discounted to present value at 7%. Had the Company not discounted any portion of its liability, the amount recorded would have been increased by approximately $160 million at December 31, 1996.

  The Company's active landfill sites have estimated remaining lives ranging from one to over 100 years based upon current site plans and annual volumes of waste. During this remaining site life, the Company will provide for an additional $1.03 billion of closure and post-closure costs, including accretion for the discount recognized to date.

  As of December 31, the Company's liabilities for closure, post-closure monitoring and environmental remediation costs were as follows:

                                                              1995       1996
                                                           ---------- ----------
   Current portion, included in Accrued Expenses.........  $  138,533 $  122,209
   Non-current portion...................................     621,186    543,723
                                                           ---------- ----------
     Total recorded......................................  $  759,719 $  665,932
   Amount to be provided over remaining life of active
    sites, including discount of $171 million in 1995 and
    $160 million in 1996.................................   1,118,739  1,028,437
                                                           ---------- ----------
   Expected aggregate undiscounted environmental liabili-
    ties.................................................  $1,878,458 $1,694,369
                                                           ========== ==========

  Anticipated payments of environmental liabilities at December 31, 1996, are as follows:

   1997.............................................................. $  122,209
   1998..............................................................     56,000
   1999..............................................................     47,450
   2000..............................................................     33,571
   2001..............................................................     38,429
   Thereafter........................................................  1,396,710
                                                                      ----------
                                                                      $1,694,369
                                                                      ==========

  From time to time, the Company and certain of its subsidiaries are named as defendants in personal injury and property damage lawsuits, including purported class actions, on the basis of a Company subsidiary's having owned, operated or transported waste to a disposal facility which is alleged to have contaminated the environment or, in certain cases, conducted environmental remediation activities at such sites. While the Company believes it has meritorious defenses to these lawsuits, their ultimate resolution is often substantially uncertain due to a number of factors, and it is possible such matters could have a material adverse impact on the Company's earnings for one or more quarters or years.

  The Company has filed suit against numerous insurance carriers seeking reimbursement for past and future remedial, defense and tort claim costs at a number of sites. The carriers involved have denied coverage and are defending these claims. No amounts have been recognized in the financial statements for potential future insurance recoveries.

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-------------------------------------------------------------------------------

                    WASTE MANAGEMENT, INC. AND SUBSIDIARIES

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

NOTE 8. STOCK OPTIONS

  The Company has two stock option plans currently in effect under which future grants may be issued: the 1992 Stock Option Plan (the "1992 Plan") and the 1992 Stock Option Plan for Non-Employee Directors (the "Directors' Plan").

  Options granted under the 1992 Plan are generally exercisable in equal cumulative installments over a three- to five-year period beginning one year after the date of grant. Options granted under the Directors' Plan become exercisable in five equal annual installments beginning six months after the date of grant.

  Under the 1992 Plan, non-qualified stock options may be granted at a price equal to 100% of the market value on the date of grant, for a term of not less than five years nor more than ten years. Twelve million five hundred thousand shares of the Company's common stock were initially reserved for issuance under this plan.

  Pursuant to the Directors' Plan, 150,000 shares of the Company's common stock were initially reserved. Options for a total of 15,000 shares are to be granted, in five equal annual installments commencing with election to the Board, to each person who is not an officer or full-time employee of the Company or any of its subsidiaries.

  As part of the acquisitions of the CWM and Rust shares not previously owned by the Company, as discussed in Note 4, outstanding CWM stock options were converted into options to acquire approximately 2,873,000 Company shares at a weighted-average price of $34.90 per share and outstanding Rust stock options were converted into options to acquire approximately 1,976,000 Company shares at a weighted-average price of $30.26 per share.

  The status of the plans, including predecessor plans, replacement plans and similar plans for employees generally (together "Prior Plans") under which options remain outstanding, during the three years ended December 31, 1996, was as follows:

                                    1994             1995             1996
                              ---------------- ---------------- ----------------
                                     WEIGHTED-        WEIGHTED-        WEIGHTED-
                                      AVERAGE          AVERAGE          AVERAGE
                                     EXERCISE         EXERCISE         EXERCISE
                              SHARES   PRICE   SHARES   PRICE   SHARES   PRICE
                              ------ --------- ------ --------- ------ ---------
Outstanding at beginning of
 year.......................  11,682  $33.63   13,811  $32.24   19,629  $32.04
Granted.....................   3,729   26.49    3,117   27.29    4,106   31.90
Exercised...................     462   17.77      721   20.47    2,614   25.96
Cancelled:
  Prior plans...............     312   36.74    1,111   33.22    1,042   34.76
  Current plans.............     826   32.33      316   31.14      424   30.84
Additional shares available
 for future grant...........   6,000     --       --      --       515     --
Converted CWM, Rust and
 other stock options........     --      --     4,849   33.01      515   18.07
Shares no longer available
 for future grant...........     --      --     2,914     --       --      --
Outstanding at end of year..  13,811   32.24   19,629   32.04   20,170   32.33
Options exercisable at end
 of year....................   7,210   33.77    9,860   33.57   12,577   33.87
Options available for future
 grant......................  15,290     --     4,726     --     1,044     --


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                                     F-21

                    WASTE MANAGEMENT, INC. AND SUBSIDIARIES

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  The following table summarizes information about stock options outstanding as of December 31, 1996:

                        OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                  --------------------------------------   ---------------------------
                              WEIGHTED-
                               AVERAGE       WEIGHTED-                    WEIGHTED-
   RANGE OF                   REMAINING       AVERAGE                      AVERAGE
   EXERCISE                  CONTRACTUAL     EXERCISE                     EXERCISE
    PRICES        SHARES        LIFE           PRICE        SHARES          PRICE
--------------    ------     -----------     ---------     ---------     -----------
 $ 8.57-$17.16       133      5.9 years       $15.16             119      $   15.09
  21.39- 29.87     6,930      6.9 years        26.68           3,539          26.52
  30.64- 39.27    10,850      6.4 years        33.37           6,682          34.14
  40.10- 61.03     2,257      4.0 years        45.68           2,237          45.66
                  ------                                   ---------
                  20,170      6.3 years       $32.33          12,577      $   33.87
                  ======                                   =========

  The Company accounts for these plans under Accounting Principles Board Opinion 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined based on the fair value at the grant date under the optional method in FAS 123, the impact on the Company's net income and earnings per share would have been immaterial. Based on current and anticipated use of stock options, it is not expected that the impact of the accounting provisions of FAS 123 will be material in future years.

NOTE 9. CAPITAL STOCK

  The Board of Directors has the authority to create and issue up to 50,000,000 shares of preferred stock, par value $1 per share, at such time or times, in such series, with such designations, preferences and relative participation, optional or other special rights and qualifications, limitations or restrictions thereof as it may determine. No shares of the preferred stock have been issued.

  The Boards of Directors of the Company and WTI have authorized their respective companies to repurchase shares of their own common stock (up to 50 million shares in the case of the Company and 30 million shares in the case of
WTI) in the open market, in privately negotiated transactions, or through issuer tender offers. These programs extend into 1998. The Company did not repurchase any shares during the first quarter of 1997, but on April 1 it commenced a Dutch Auction tender offer through which it subsequently repurchased 30 million shares of its common stock at $30 per share.

  WTI announced in March of 1997 the indefinite deferment of its previously planned Dutch Auction pending a further review of strategic options in its core business. However, during the first quarter of 1997, WTI repurchased 762,900 shares of its stock in the open market.

  During 1994, 1995 and 1996, the Company sold put options on 42.3 million shares of its common stock. The put options give the holders the right at maturity to require the Company to repurchase shares of its common stock at specified prices. Proceeds from the sale of put options were credited to additional paid-in capital. The amount the Company would be obligated to pay to repurchase shares of its common stock if all outstanding put options were exercised has been reclassified to a temporary equity account. In the event the options are exercised, the Company may elect to pay the holder in cash the difference between the strike price and the market price of the Company's shares, in lieu of repurchasing the stock.


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-------------------------------------------------------------------------------

                    WASTE MANAGEMENT, INC. AND SUBSIDIARIES

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  Options on 31.6 million shares expired unexercised, as the price of the Company's stock was in excess of the strike price at maturity. Options on 4.7 million shares were settled for cash at a total cost of $12,019,000. The Company repurchased 3.1 million shares of stock at a cost of $107.5 million.

  In February 1997, options on 1.9 million shares were exercised, and the Company elected to settle them for $1.6 million in cash; 1.0 million options expired unexercised as the market price of the Company's stock was in excess of the strike price at maturity. At March 31, 1997, no put options were outstanding, although the Company may sell such options in the future.

NOTE 10. EARNINGS PER SHARE

  Earnings per share are computed on the basis of the weighted-average number of common and common equivalent shares outstanding during each year. Common stock equivalents relate primarily to the impact of options outstanding under the Company's stock option plans.

  The following table reconciles the number of common shares shown as outstanding in the Consolidated Balance Sheets with the number of common shares used in computing earnings per share:

                                                                1995     1996
                                                               -------  -------
   Common shares issued, net of Treasury Stock and Employee
    Stock Benefit Trust shares per Consolidated Balance
    Sheets.................................................... 487,047  483,433
   Effect of shares issuable under stock options after
    applying the "treasury stock" method......................     627    1,260
   Effect of using weighted-average common shares outstanding
    during the year...........................................  (1,702)   5,570
                                                               -------  -------
   Common shares used in computing earnings per share......... 485,972  490,263
                                                               =======  =======

NOTE 11. COMMITMENTS AND CONTINGENCIES

  The Company leases several of its operating and office facilities for various terms. Rents charged to costs and expenses in the Consolidated Statements of Income amounted to $177,182,000 in 1994, $170,274,000 in 1995 and $164,539,000 in 1996. These amounts include rents under long-term leases, short-term cancellable leases and rents charged as a percentage of revenue, but are exclusive of financing leases capitalized for accounting purposes.

  The long-term rental obligations as of December 31, 1996, are due as follows:

      First year.................................................... $  154,102
      Second year...................................................    139,030
      Third year....................................................    128,832
      Fourth year...................................................    120,918
      Fifth year....................................................    110,792
      Sixth through tenth years.....................................    487,927
      Eleventh year and thereafter..................................    225,757
                                                                     ----------
                                                                     $1,367,358
                                                                     ==========


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-------------------------------------------------------------------------------

                    WASTE MANAGEMENT, INC. AND SUBSIDIARIES

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  The Company's insurance program includes coverage for pollution liability resulting from "sudden and accidental" releases of contaminants and pollutants. Management believes that the coverage terms, available limits of liability, and costs currently offered by the insurance market do not represent sufficient value to warrant the purchase of "non-sudden and accidental" pollution liability insurance coverage. As such, the Company has chosen not to purchase risk transfer "non-sudden and accidental" pollution liability insurance coverage. To satisfy existing government requirements, the Company has secured non-risk transfer pollution liability insurance coverage in amounts believed to be in compliance with federal and state law requirements for "non-sudden and accidental" pollution. The Company must reimburse the insurer for losses incurred and covered by this insurance policy. In the event the Company continues not to purchase risk transfer "non-sudden and accidental" pollution liability insurance coverage, the Company's net income could be adversely affected in the future if "non-sudden and accidental" pollution losses should occur.

  The Company has issued or is a party to approximately 3,690 bank letters of credit, performance bonds and other guarantees. Such financial instruments (averaging approximately $565,000 each), including those provided for affiliates and not otherwise recorded, are given in the ordinary course of business. Because virtually no claims have been made against these financial instruments in the past, management does not expect these instruments will have a material adverse effect on the consolidated financial position or results of operations of the Company.

  During the first quarter of 1995, Waste Management International received an assessment from the Swedish Tax Authority of approximately 417 million Krona (approximately $60 million) plus interest from the date of the assessment, relating to a transaction completed in 1990. Waste Management International believes that all appropriate tax returns and disclosures were properly filed at the time of the transaction and intends to vigorously contest the assessment.

  A Company subsidiary has been involved in litigation challenging a municipal zoning ordinance which restricted the height of its New Milford, Connecticut, landfill to a level below that allowed by the permit previously issued by the Connecticut Department of Environmental Protection ("DEP"). Although a lower Court had declared the zoning ordinance's height limitation unconstitutional, during 1995 the Connecticut Supreme Court reversed this ruling and remanded the case for further proceedings in the Superior Court. In November 1995, the Superior Court ordered the subsidiary to apply to the DEP for permission to remove all waste above the height allowed by the zoning ordinance, and the Connecticut Supreme Court has upheld that ruling. The Company believes that the removal of such waste is an inappropriate remedy and is seeking an alternative resolution to the issue, but is unable to predict the outcome. Depending upon the nature of any plan eventually approved by applicable regulatory authorities for removing the waste, the actual volume of waste to be moved, and other currently unforseeable factors, the subsidiary could incur costs which would have a material adverse impact on the Company's financial condition and results of operations in one or more future periods.

  In May 1994, the U.S. Supreme Court ruled that state and local governments may not constitutionally restrict the free movement of trash in interstate commerce through the use of flow control laws. Such laws typically involve a municipality specifying the disposal site for all solid waste generated within its borders. Since the ruling, several decisions of state or federal courts have invalidated regulatory flow control schemes in a number of jurisdictions. Other judicial decisions have upheld non-regulatory means by which municipalities may effectively control the flow of municipal solid waste.


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                    WASTE MANAGEMENT, INC. AND SUBSIDIARIES

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  WTI's Gloucester County, New Jersey, facility relies on a disposal franchise for substantially all of its supply of municipal solid waste. In July 1996, a Federal District Court permanently enjoined the State of New Jersey from enforcing its solid waste regulatory flow control system, which was held to be unconstitutional, but stayed the injunction for as long as its ruling is on appeal plus an additional period of two years to enable the State to devise an alternative nondiscriminatory approach. On May 1, 1997, the Third Circuit
Court of Appeals affirmed the District Court's ruling that the New Jersey flow control system was unconstitutional, but vacated the two year "post appeal" stay. However, the Appeals Court granted a continued stay for so long as any appeals are pending. The State has indicated that it will continue to enforce flow control during the appeal process. The New Jersey legislature is now considering a bill to authorize counties and authorities, including the Gloucester County Improvement Authority, which administers WTI's franchise there, to implement a constitutionally permissible system of "economic flow control" designed to recover waste disposal costs incurred in reliance on the State's franchise system.

  The Supreme Court's 1994 ruling and subsequent court decisions have not to date had a material adverse effect on any of the Company's operations. Federal legislation has been proposed, but not yet enacted, to effectively grandfather existing flow control mandates. In the event that such legislation is not adopted, the Company believes that affected municipalities will endeavor to implement alternative lawful means to continue controlling the flow of waste. In view of the uncertain state of the law at this time, however, the Company is unable to predict whether such efforts would be successful or what impact, if any, this matter might have on the Company's disposal facilities, particularly WTI's trash-to-energy facilities.

  As the states and the U.S. Congress have accelerated their consideration of ways in which economic efficiencies can be gained by deregulating the electric generation industry, some have argued that over-market power sales agreements entered into pursuant to the Public Utilities Regulatory Policies Act of 1978 ("PURPA") should be voidable as "stranded assets." WTI's 25 power production facilities are qualifying facilities under PURPA and depend on the enforceability of their power sales agreements for their economic viability. Recent state and federal agency and court decisions have unanimously upheld the inviolate nature of these contracts. While WTI believes that federal law offers strong protections to its PURPA contracts, there is a risk that future court decisions and/or legislative initiatives in this area will have a material adverse effect on its business.

  In the ordinary course of conducting its business, the Company becomes involved in lawsuits, administrative proceedings and governmental investigations, including antitrust and environmental matters and commercial disputes. Some of these proceedings may result in fines, penalties or judgments being assessed against the Company which, from time to time, may have an impact on earnings for a particular quarter or year. The Company believes it has adequately provided for such matters in its financial statements and does not believe that their outcome, individually or in the aggregate, will have a material adverse impact on its business or financial condition.

NOTE 12. BENEFIT PLANS

  The Company has a defined benefit pension plan for all eligible non-union domestic employees of the Company, CWM and Waste Management of North America, Inc. ("WMNA"). The benefits are based on the employee's years of service and compensation during the highest five consecutive years out of the last ten years of employment. The Company's funding policy is to contribute annually the minimum required amount determined by its actuaries.

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-------------------------------------------------------------------------------

                    WASTE MANAGEMENT, INC. AND SUBSIDIARIES

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  Net periodic pension expense for 1994, 1995 and 1996, based on discount rates of 8.5%, 8.5% and 7.75%, respectively, included the following components:

                                                    1994      1995      1996
                                                  --------  --------  --------
      Service cost--benefits earned during the
       year.....................................  $ 11,075  $ 11,752  $ 14,047
      Interest cost on projected benefit obliga-
       tion.....................................    11,532    13,228    14,390
      Expected return on plan assets............   (12,335)  (13,237)  (13,818)
      Net amortization and deferral.............    (1,310)       33     1,751
                                                  --------  --------  --------
      Net periodic pension expense..............  $  8,962  $ 11,776  $ 16,370
                                                  ========  ========  ========

  Assumptions used to determine the plan's funded status as of December 31 are as follows:

                                                                     1995  1996
                                                                     ----  ----
      Discount rate................................................. 7.75% 7.75%
      Rate of increase in compensation levels.......................  4.0%  3.5%
      Expected long-term rate of return on assets...................  9.0%  9.0%

  The following table sets forth the plan's funded status and the amount recognized in the Company's Consolidated Balance Sheets at December 31, 1995 and 1996, for its pension plan:

                                                            1995       1996
                                                          ---------  ---------
   Actuarial present value of benefit obligations:
     Accumulated benefit obligations, including vested
      benefits of $152,031 and $182,482 at December 31,
      1995 and 1996, respectively........................ $(167,287) $(199,561)
                                                          =========  =========
     Projected benefit obligation........................ $(191,059) $(223,729)
   Plan assets at fair value, primarily common stocks,
    bonds and real estate................................   167,068    199,722
                                                          ---------  ---------
   Plan assets less than projected benefit obligation.... $ (23,991) $ (24,007)
   Unrecognized net loss.................................    29,801     46,618
   Unrecognized overfunding at date of adoption (January
    1, 1985) of FAS No. 87, net of amortization, being
    recognized over 15 years.............................    (6,422)    (4,855)
                                                          ---------  ---------
   Pension cost included in prepaid (accrued) expenses... $    (612) $  17,756
                                                          =========  =========

  The Company also has a non-qualified defined benefit plan for officers of the Company, CWM and WMNA who have served in such capacities for at least 10 years at the time of retirement. The benefits are based on the officer's years of service and compensation during the highest three consecutive years out of the last ten years of employment. The benefits are reduced by such officer's benefits under the pension plan. This plan is not funded. Expense for 1994, 1995 and 1996 for this plan was $3,418,000, $4,202,000 and $4,247,000, respectively.

  Waste Management International participates in both defined benefit and defined contribution retirement plans for its employees in various countries. The projected benefit obligation and the plan

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                                     F-26

                    WASTE MANAGEMENT, INC. AND SUBSIDIARIES

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
assets of the Waste Management International defined benefit plans are not material. Other subsidiaries participate in various multi-employer pension plans covering certain employees not covered under the Company's pension plan, pursuant to agreements with collective bargaining units who are members of such plans. These plans are generally defined benefit plans; however, in many cases, specific benefit levels are not negotiated with or known by the employer-contributors. Contributions of $16,129,000, $18,308,000 and $16,519,000 for subsidiaries' defined benefit plans were made and charged to income in 1994, 1995 and 1996, respectively.

  The following table analyzes the obligation for postretirement benefits other than pensions (primarily health care costs), which is included in other deferred items on the Consolidated Balance Sheets as of December 31, 1995 and 1996:

                                                                 1995    1996
                                                                ------- -------
   Accumulated Postretirement Benefit Obligations:
     Retirees.................................................. $52,255 $46,453
     Other fully eligible participants.........................   9,682  10,459
     Other active participants.................................  10,695  17,114
                                                                ------- -------
                                                                $72,632 $74,026
   Unrecognized:
     Prior service cost........................................     566     239
     Gain......................................................   7,911   8,496
                                                                ------- -------
                                                                $81,109 $82,761
                                                                ======= =======

  For measurement purposes, a 7.5% annual rate of increase in the per capita cost of covered health care claims was assumed for 1997; the rate was assumed to decrease by 0.5% per year to 6.0% in 2000 and remain at that level thereafter. Increasing the assumed health care cost trend by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by approximately $6,812,000, and the aggregate of the service and interest cost components of net postretirement health care cost for 1996 by approximately $401,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.75% in 1995 and 1996.

  The expense for postretirement health care benefits was $4,668,000 in 1994, $5,359,000 in 1995 and $4,174,000 in 1996. The service and interest components of the expense were $1,049,000 and $3,619,000, respectively, in 1994, $1,094,000 and $4,265,000, respectively, in 1995, and $723,000 and $3,451,000, respectively, in 1996.

  The Company has an Employee Stock Ownership Plan ("1988 ESOP") for all eligible non-union United States and Canadian employees of the Company, CWM and WMNA. The benefits are based on the employee's years of service and compensation. The Company contributes each year an amount, if any, determined by the Board of Directors of the Company.


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-------------------------------------------------------------------------------

                    WASTE MANAGEMENT, INC. AND SUBSIDIARIES

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  Information concerning the 1988 ESOP is as follows:

                                                            1994   1995   1996
                                                           ------ ------ ------
   Expense recorded (contribution)........................ $7,930 $6,667 $6,666
                                                           ====== ====== ======
   Interest expense on 1988 ESOP debt..................... $1,965 $1,147 $  981
                                                           ====== ====== ======
   Dividends on unallocated 1988 ESOP shares used by the
    1988 ESOP............................................. $  780 $  555 $  379
                                                           ====== ====== ======

  The Company has a Profit Sharing and Savings Plan ("PSSP") available to certain employees of the Company, CWM and WMNA. The terms of the PSSP allow for annual contributions by the Company as determined by the Board of Directors as well as a match of employee contributions up to $750 per employee ($500 prior to January 1, 1996). Charges to operations for the PSSP were $27,334,000 in 1994, $24,882,000 in 1995 and $16,030,000 in 1996. Rust, WTI
and Waste Management International also sponsor non-contributory and contributory defined contribution plans covering both salaried and hourly employees. Employer contributions are generally based upon fixed amounts of eligible compensation and amounted to $12,050,000, $13,603,000 and $12,362,000 during 1994, 1995 and 1996, respectively.

  During 1994, the Company established an Employee Stock Benefit Trust and sold 12.6 million shares of treasury stock to the Trust in return for a 30-year, 7.33% note with interest payable quarterly and principal due at maturity. The Company has agreed to contribute to the Trust each quarter funds sufficient, when added to dividends on the shares held by the Trust, to pay interest on the note as well as principal outstanding at maturity. At the direction of an administrative committee comprised of Company officers, the trustee will use the shares or proceeds from the sale of shares to pay employee benefits, and to the extent of such payments by the Trust, the Company will forgive principal and interest on the note. The shares of common stock issued to the Trust are not considered to be outstanding in the computation of earnings per share until the shares are utilized to fund obligations for which the trust was established.

NOTE 13. COMPANY'S OPERATIONS IN DIFFERENT GEOGRAPHICAL AREAS

  Through the third quarter of 1996, management and operations of the Company were based on four principal global lines of business--waste services, clean energy, clean water, and environmental and infrastructure consulting. In the fourth quarter of 1996, Rust began implementing plans to exit its remaining engineering and consulting businesses. In addition, WTI sold its water process, manufacturing and custom engineered systems businesses and has entered into an agreement to sell its water and wastewater facility operations and privatization services. These businesses have been classified as discontinued operations and, as a result, the Company now operates in only the waste management services line of business.

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-------------------------------------------------------------------------------

                    WASTE MANAGEMENT, INC. AND SUBSIDIARIES

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  Foreign operations in 1996 were conducted in 10 countries in Europe, seven countries in the Asia Pacific region, and Canada, Mexico, Brazil, Israel, and Argentina. The information relating to the Company's continuing foreign operations is set forth in the following tables:

                                     UNITED                 OTHER
                                     STATES      EUROPE    FOREIGN  CONSOLIDATED
                                   ----------- ----------  -------- ------------
1994
 Revenue.........................  $ 6,599,478 $1,322,670  $560,570 $ 8,482,718
                                   =========== ==========  ======== ===========
 Income from operations..........  $ 1,410,477 $  184,230  $ 63,205 $ 1,657,912
                                   =========== ==========  ======== ===========
 Identifiable assets.............  $12,030,261 $3,471,012  $748,270 $16,249,543
                                   =========== ==========  ======== ===========
1995
 Revenue.........................  $ 7,012,982 $1,527,291  $512,745 $ 9,053,018
                                   =========== ==========  ======== ===========
 Income from operations..........  $ 1,456,895 $    2,415  $ 32,768 $ 1,492,078
                                   =========== ==========  ======== ===========
 Identifiable assets.............  $13,032,695 $3,682,432  $772,671 $17,487,798
                                   =========== ==========  ======== ===========
1996
 Revenue.........................  $ 7,064,516 $1,539,183  $583,271 $ 9,186,970
                                   =========== ==========  ======== ===========
 Income from operations..........  $ 1,301,579 $  (12,800) $ 74,519 $ 1,363,298
                                   =========== ==========  ======== ===========
 Identifiable assets.............  $13,821,086 $3,503,014  $828,183 $18,152,283
                                   =========== ==========  ======== ===========

  No single customer accounted for as much as 3% of consolidated revenue in 1994, 1995 and 1996.

  Waste Management International operates facilities in Hong Kong which are owned by the Hong Kong government. On July 1, 1997, control of the Hong Kong government transfers to the People's Republic of China. Waste Management International is unable to predict what impact, if any, this change will have on its operations in Hong Kong. Waste Management International had identifiable assets of $245.2 million at December 31, 1996 and $256.3 million at March 31, 1997 related to its Hong Kong operations, which generated pretax income of approximately $15.3 million in calendar 1996 and $7.4 million in the first quarter of 1997.

NOTE 14. SPECIAL CHARGES

  In the first quarter of 1995, in response to the continuing deterioration of the chemical waste services market, CWM realigned its organization, and in connection therewith, recorded a special charge of $140.6 million before tax ($91.4 million after tax). The charge related primarily to a write-off of the investment in facilities and technologies that CWM abandoned because they did not meet customer service or performance objectives, but also includes $22.0 million of future cash payments for rents under non-cancellable leases, guaranteed bank obligations of a joint venture, and employee severance. The majority of the cash expenditures were paid in 1995, although certain of the non-cancellable leases extend through the year 2002.


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                    WASTE MANAGEMENT, INC. AND SUBSIDIARIES

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  In the fourth quarter of 1995, Waste Management International recorded a special charge of $194.6 million ($152.4 million after tax) primarily related to the actions it had decided to take to sell or otherwise dispose of non-core businesses and investments, as well as core businesses and investments in low potential markets, abandon certain hazardous waste treatment and processing technologies, and streamline its country management organization. The charge reduced the Company's income by approximately $153.3 million before tax
($111.0 million after tax). The charge included $34.3 million of cash payments for employee severance and rents under non-cancellable leases. Approximately $11.2 million of the cash costs were paid in 1995. The majority of the balance was paid in 1996, although certain rent payments on leased facilities will continue into the future.

  In the fourth quarter of 1996, Waste Management International recognized a provision of $77.0 million after tax related to the sale of its investment in Wessex and a charge of $169.5 million after tax to revalue its investments in France, Austria and Spain in contemplation of exiting all or part of these markets or forming joint ventures. The charge also included the write-off of an investment in a hazardous waste disposal facility in Germany because regulatory changes adversely affected its volumes. These charges reduced the Company's income by $213.6 million after tax.

  Also, in the fourth quarter of 1996, WMNA and CWM recorded pretax charges of $255.0 million ($166.4 million after tax) for reengineering their finance and administrative functions (primarily related to a reduction in the carrying value of software) and increasing reserves for certain litigation, including a dispute involving the computation of royalties on the Emelle, Alabama hazardous waste landfill. In December 1996, a federal court in Memphis, Tennessee, held CWM liable for approximately $91.5 million in damages to the former owners of the Emelle site. CWM is appealing the decision.

  Approximately $20.0 million of the reengineering charge related to cash payments for employee severance. As of March 31, 1997, approximately $5.0 million of this amount had been spent. The balance is expected to be paid by the end of 1997. In addition, the Company expects that the reengineering will result in costs of $.08 to $.10 per share which will be charged to income over the next nine to fifteen months. Such amounts were not significant in the first quarter.

NOTE 15. DISCONTINUED OPERATIONS

  In the fourth quarter of 1995, the Rust Board of Directors approved a plan to sell or otherwise discontinue Rust's process engineering, construction, specialty contracting and similar lines of business. During the second quarter of 1996, the sale of the industrial process engineering and construction businesses, based in Birmingham, Alabama, was completed.

  During the fourth quarter of 1996, WTI sold its water process systems and equipment manufacturing businesses. WTI has also entered into an agreement to sell its water and wastewater facility operations and privatization business. As of September 30, 1996, Rust sold its industrial scaffolding business.

  In the fourth quarter of 1996, Rust began implementing plans to exit its remaining domestic and international engineering and consulting business. CWM is discontinuing its high organic waste fuel blending services. The Company recorded a fourth quarter provision for loss of $360.0 million before tax and minority interest in connection with the planned divestiture of these businesses.


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                    WASTE MANAGEMENT, INC. AND SUBSIDIARIES

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  The discontinued businesses have been segregated and the accompanying consolidated balance sheets, statements of income and related footnote information have been restated. Revenues from the discontinued businesses were $1,614,600,000 in 1994, $1,926,330,000 in 1995 and $1,134,666,000 for 1996.
Following is a summary of the assets and liabilities as of December 31, 1995 and 1996, which are reflected on the consolidated balance sheets as net assets of discontinued operations:

                                                               1995      1996
                                                             --------  --------
    Current assets.........................................  $576,627  $228,109
    Property and equipment and other noncurrent assets.....   758,244   358,116
    Current liabilities....................................  (351,150) (287,852)
    Noncurrent liabilities.................................  (107,245)  (84,064)
                                                             --------  --------
    Net assets of discontinued operations..................  $876,476  $214,309
                                                             ========  ========

  Revenue from these businesses prior to sale was $134,400,000 for the three months ended March 31, 1997, and $415,500,000 for the comparable period in 1996. Results of operations for the three months ended March 31, 1997, were not material and were included in the reserve for loss on disposition provided previously. The Company expects to complete by the end of 1997 the sale of those businesses not previously sold.


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                    WASTE MANAGEMENT, INC. AND SUBSIDIARIES

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
NOTE 16. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of FAS No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company, using available market information and commonly accepted valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company or holders of the instruments could realize in a current market exchange. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair value estimates presented herein are based on information available to management as of December 31, 1995, and December 31, 1996. Such amounts have not been revalued since those dates, and current estimates of fair value may differ significantly from the amounts presented herein.

                                   DECEMBER 31, 1995       DECEMBER 31, 1996
                                 ----------------------  ---------------------
                                  CARRYING   ESTIMATED    CARRYING  ESTIMATED
                                   AMOUNT    FAIR VALUE    AMOUNT   FAIR VALUE
                                 ----------  ----------  ---------- ----------
Nonderivatives--
 Assets--
  Cash and cash equivalents..... $  169,541  $  169,541  $  323,288 $  323,288
  Receivables...................  1,664,029   1,664,029   1,691,901  1,691,901
  Short-term investments........     34,156      34,156     341,338    341,338
 Liabilities--
  Commercial paper..............  1,119,356   1,120,209     645,869    646,179
  Project debt..................    735,646     880,619     833,740    896,711
  Liquid Yield Option Notes and
   Company Subordinated Notes...    539,352     576,024     534,939    602,746
  Other borrowings..............  5,083,720   5,284,472   5,510,552  5,609,979
Derivatives relating to debt....        --          (74)        --      (4,761)
Other derivatives carried as--
  Assets (in Sundry Assets).....        --          --          --       2,768
  Liabilities (in Accrued Ex-
   penses)......................        (65)    (16,647)        --         (82)
Letters of credit, performance
 bonds and guarantees...........        --          --          --         --

  Cash, Receivables and Investments

  The carrying amounts of these items are a reasonable estimate of their fair value.

  Liabilities

  For debt issues that are publicly traded, fair values are based on quoted market prices or dealer quotes. Due to the short-term nature of the ESOP notes, their carrying value approximates fair value. Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                    WASTE MANAGEMENT, INC. AND SUBSIDIARIES

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  Derivatives

  The fair value of derivatives generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at December 31, thereby taking into account unrealized gains and losses. Dealer quotes are available for most of the Company's derivatives. Deferred gains and losses are shown as assets and liabilities, as offsetting such amounts against the related nonderivative instrument is permitted only pursuant to a right of setoff or master netting agreement.

  Off-Balance-Sheet Financial Instruments

  In the normal course of business, the Company is a party to financial instruments with off-balance-sheet risk, such as bank letters of credit, performance bonds and other guarantees, which are not reflected in the accompanying balance sheets. Such financial instruments are to be valued based on the amount of exposure under the instrument and the likelihood of performance being required. In the Company's experience, virtually no claims have been made against these financial instruments. Management does not expect any material losses to result from these off-balance-sheet instruments and, therefore, is of the opinion that the fair value of these instruments is zero.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                    WASTE MANAGEMENT, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

(INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

NOTE 17. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

  The following is an analysis of certain items in the Consolidated Statements of Income by quarter for 1995 and 1996.

                           FIRST      SECOND     THIRD      FOURTH
                          QUARTER    QUARTER    QUARTER    QUARTER       YEAR
                         ---------- ---------- ---------- ----------  ----------
1995
Revenue................. $2,151,774 $2,326,334 $2,322,330 $2,252,580  $9,053,018
Gross profit............    525,936    722,871    732,424    515,735   2,496,966
Income from continuing
 operations.............     91,191    203,090    220,816    103,146     618,243
Net income..............    101,245    219,127    233,848     49,679     603,899
Income from continuing
 operations per common
 and common equivalent
 share..................        .19        .42        .45        .21        1.27
Net income per common
 and common equivalent
 share..................        .21        .45        .48        .10        1.24
1996
Revenue................. $2,144,479 $2,330,994 $2,372,746 $2,338,751  $9,186,970
Gross profit............    649,630    711,739    742,228    238,910   2,342,507
Income (loss) from
 continuing operations..    180,179    217,734    240,164   (160,286)    477,791
Net income (loss).......    185,178    223,042    245,206   (461,341)    192,085
Income (loss) from
 continuing operations
 per common and common
 equivalent share.......        .37        .44        .49       (.33)        .97
Net income (loss) per
 common and common
 equivalent share(1)....        .38        .45        .50       (.95)        .39

----------
(1)Sum of quarters does not equal total for year.

  See Note 14 to Consolidated Financial Statements for a discussion of the special charges affecting the 1995 and 1996 quarters and full year results.

  See Note 15 to Consolidated Financial Statements for a discussion of the decisions to discontinue certain operations announced during 1995 and 1996.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                            WASTE MANAGEMENT, INC.

                                 EXHIBIT INDEX

           NUMBER AND DESCRIPTION OF EXHIBIT*
           ----------------------------------
  1.       None
  2.       None
  3.1(a)   Restated Certificate of Incorporation of registrant, as amended as of May 24, 1985 (incorporated by reference to Exhibit 4.1 to registrant's report on Form 10-Q for the quarter ended June 30,
           1985)
  3.1(b)   Certificate of Amendment of Restated Certificate of Incorporation of
           registrant, recorded May 23, 1986 (incorporated by reference to
           Exhibit 4(c) to registrant's registration statement on Form S-8,
           Registration No. 33-6265)
  3.1(c)   Certificate of Amendment of Restated Certificate of Incorporation of
           registrant, recorded May 15, 1987 (incorporated by reference to
           Exhibit 4.5(d) to registrant's registration statement on Form S-4,
           Registration No. 33-15518)
  3.1(d)   Certificate of Amendment of Restated Certificate of Incorporation of
           registrant, filed May 19, 1989 (incorporated by reference to Exhibit
           3(e) to registrant's registration statement on Form S-3,
           Registration No. 33-30190)
  3.1(e)   Certificate of Amendment of Restated Certificate of Incorporation of
           registrant, filed May 18, 1990 (incorporated by reference to Exhibit
           4(h) to registrant's registration statement on Form S-8,
           Registration No. 33-35936)
  3.1(f)   Certificate of Amendment of Restated Certificate of Incorporation of
           registrant, filed May 14, 1993 (incorporated by reference to Exhibit
           4(a) to registrant's report on Form 8-K dated May 14, 1993)
  3.1(g)   Certificate of Amendment of Restated Certificate of Incorporation of
           registrant, filed May 9, 1997 (incorporated by reference to Exhibit
           3(a) to registrant's report on Form 8-K dated May 9, 1997)
  3.1(h)   Conformed copy of Restated Certificate of Incorporation of registrant, as amended (incorporated by reference to Exhibit 3(b) to registrant's report on Form 8-K dated May 9, 1997)
  3.2      By-laws of registrant, as amended and restated as of July 13, 1997
           (incorporated by reference to Exhibit 3 to registrant's report on
           Form 8-K dated July 13, 1997)
  4.1(a)   Trust Indenture dated as of August 1, 1989 (incorporated by reference to Exhibit 4.3(a) to registrant's 1990 annual report on
           Form 10-K)
  4.1(b)   First Supplemental Indenture dated as of December 1, 1990
           (incorporated by reference to Exhibit 4.3(b) to registrant's 1990 annual report on Form 10-K)
  4.2      Trust Indenture dated as of June 1, 1993 (incorporated by reference to Exhibit 4 to the registrant's current report on Form 8-K dated
           July 15, 1993)

----------
   *In the case of incorporation by reference to documents filed under the Securities Exchange Act of 1934, the registrant's file number under that Act is 1-7327, Chemical Waste Management, Inc.'s file number under that Act was 1-9253 and Wheelabrator Technologies Inc.'s file number under that Act is 0-14246.

                                     EX-1

           NUMBER AND DESCRIPTION OF EXHIBIT*
           ----------------------------------
  5.1      Opinion of Thomas A. Witt (incorporated by reference to Exhibit 5 to registrant's registration statement on Form S-1, Registration No.
           333-01327)
  6.       Inapplicable
  7.       Inapplicable
  8.       None
  9.       None
 10.1      1981 Stock Option Plan for Non-Employee Directors of registrant
           (incorporated by reference to Exhibit 19 to registrant's report on
           Form 10-Q for the quarter ended June 30, 1982)
 10.2      Waste Management, Inc. 1982 Stock Option Plan, as amended to March
           11, 1988 (incorporated by reference to Exhibit 10.3 to registrant's
           1988 annual report on Form 10-K)
 10.3      Deferred Director's Fee Plan, as amended (incorporated by reference to Exhibit 10.3 to registrant's 1990 annual report on Form 10-K)
 10.4      Director's Phantom Stock Plan (incorporated by reference to Exhibit
           10.9 to registrant's 1984 annual report on Form 10-K)
 10.5      Amended and Restated Employment Agreement, dated as of June 17,
           1996, by and between the registrant and Phillip B. Rooney
           (incorporated by reference to Exhibit 10.1 to registrant's report on
           Form 10-Q for the quarter ended September 30, 1996)
 10.6      Waste Management, Inc. Corporate Incentive Bonus Plan (incorporated by reference to Exhibit B to the registrant's Proxy Statement for its 1995 Annual Meeting of Stockholders)
 10.7      Waste Management, Inc. Supplemental Executive Retirement Plan, as
           amended and restated as of January 24, 1995 (incorporated by reference to Exhibit 10.7 to registrant's 1995 annual report on Form
           10-K)
 10.8      Waste Management, Inc. Long Term Incentive Plan, as amended and restated as of January 27, 1994 (incorporated by reference to
           Exhibit A to the registrant's Proxy Statement for its 1995 Annual
           Meeting of Stockholders)
 10.9      Supplemental Retirement Benefit Agreement, dated as of January 1,
           1989, by and between the registrant and Peter H. Huizenga
           (incorporated by reference to Exhibit 10.16 to Post-Effective
           Amendment No. 2 to registrant's registration statement on Form S-1,
           Registration No. 33-13839)
 10.10     Chemical Waste Management, Inc. 1986 Stock Option Plan, as amended
           (incorporated by reference to Exhibit 10.1 to Chemical Waste
           Management, Inc.'s 1989 annual report on Form 10-K)
 10.11     Waste Management, Inc. Non-Qualified Profit Sharing and Savings Plus
           Plan (incorporated by reference to Exhibit 10.11 to registrant's
           1995 annual report on Form 10-K)
 10.12     Amendment No. 1 to the Waste Management, Inc. Non-Qualified Profit
           Sharing and Savings Plus Plan (incorporated by reference to Exhibit
           10.12 to registrant's 1996 annual report on Form 10-K)
 10.13     Waste Management, Inc. Director's Charitable Endowment Plan
           (incorporated by reference to Exhibit 10.20 to registrant's 1989 annual report on Form 10-K)

----------
   *In the case of incorporation by reference to documents filed under the Securities Exchange Act of 1934, the registrant's file number under that Act is 1-7327, Chemical Waste Management, Inc.'s file number under that Act was 1-9253 and Wheelabrator Technologies Inc.'s file number under that Act is 0-14246.

                                     EX-2

           NUMBER AND DESCRIPTION OF EXHIBIT*
           ----------------------------------
 10.14     Supplemental Retirement Benefit Agreement dated as of January 1,
           1991 by and between registrant and Donald F. Flynn (incorporated by reference to Exhibit 10.17 to registrant's 1990 annual report on
           Form 10-K)
 10.15     Restricted Unit Plan for Non-Employee Directors of Wheelabrator
           Technologies Inc. as amended through June 10, 1991 (incorporated by reference to Exhibit 19.03 to the report on Form 10-Q of
           Wheelabrator Technologies Inc. for the quarter ended June 30, 1991)
 10.16     1988 Stock Plan for Executive Employees of Wheelabrator Technologies
           Inc. and its subsidiaries (the "WTI 1988 Stock Plan") (incorporated by reference to Exhibit 28.1 to Amendment No. 1 to the registration statement of Wheelabrator Technologies Inc. on Form S-8,
           Registration No. 33-31523)
 10.17     Amendments dated as of September 7, 1990 to the WTI 1988 Stock Plan
           (incorporated by reference to Exhibit 19.02 to the 1990 annual report on Form 10-K of Wheelabrator Technologies Inc.)
 10.18     Amendment dated as of November 1, 1990 to the WTI 1988 Stock Plan
           (incorporated by reference to Exhibit 19.04 to the 1990 annual report on Form 10-K of Wheelabrator Technologies Inc.)
 10.19     1986 Stock Plan for Executive Employees of Wheelabrator Technologies
           Inc. and its subsidiaries (the "WTI 1986 Stock Plan") (incorporated by reference to Exhibit 28.2 to Amendment No. 1 to the registration statement of Wheelabrator Technologies Inc. on Form S-8,
           Registration No. 33-31523)
 10.20     Amendment dated as of November 1, 1990 to the WTI 1986 Stock Plan
           (incorporated by reference to Exhibit 19.03 to the 1990 annual report on Form 10-K of Wheelabrator Technologies Inc.)
 10.21     Amended and Restated Employment Agreement dated as of June 20, 1997 between the registrant and D. P. Payne
 10.22     Waste Management, Inc. 1992 Stock Option Plan (incorporated by reference to Exhibit 10.31 to registrant's registration statement on
           Form S-1, Registration No. 33-44849)
 10.23     Waste Management, Inc. Amended and Restated 1992 Stock Option Plan
           for Non-Employee Directors (incorporated by reference to Exhibit
           10.23 to registrant's 1996 annual report on Form 10-K)
 10.24     Wheelabrator Technologies Inc. 1992 Stock Option Plan (incorporated by reference to Exhibit 10.45 to the 1991 annual report on Form 10-K of Wheelabrator Technologies Inc.)
 10.25     Deferred Director's Fee Plan of Wheelabrator Technologies Inc.
           adopted June 10, 1991 (incorporated by reference to Exhibit 19.02 to the quarterly report on Form 10-Q of Wheelabrator Technologies Inc.
           for the quarter ended June 30, 1991)
 10.26     Waste Management International plc Share Option Plan (incorporated by reference to Exhibit 10.1 to the registration statement on Form
           F-1 of Waste Management International plc, Registration No. 33-
           46511)
 10.27     Amendment dated as of December 6, 1991 to the WTI 1986 Stock Plan
           (incorporated by reference to Exhibit 19.01 to the 1991 annual report on Form 10-K of Wheelabrator Technologies Inc.)

----------
   *In the case of incorporation by reference to documents filed under the Securities Exchange Act of 1934, the registrant's file number under that Act is 1-7327, Chemical Waste Management, Inc.'s file number under that Act was 1-9253 and Wheelabrator Technologies Inc.'s file number under that Act is 0-14246.

                                     EX-3

           NUMBER AND DESCRIPTION OF EXHIBIT*
           ----------------------------------
 10.28     Amendment dated as of December 6, 1991 to the WTI 1988 Stock Plan
           (incorporated by reference to Exhibit 19.02 to the 1991 annual report on Form 10-K of Wheelabrator Technologies Inc.)
 10.29     Amendment dated as of December 6, 1991 to the Restricted Unit Plan for Non-Employee Directors of Wheelabrator Technologies Inc.
           (incorporated by reference to Exhibit 19.05 to the 1991 annual report on Form 10-K of Wheelabrator Technologies Inc.)
 10.30     First Amended and Restated International Business Opportunities
           Agreement by and among registrant, Chemical Waste Management, Inc.,
           Wheelabrator Technologies Inc., Waste Management International,
           Inc., Waste Management International plc and Rust International
           Inc., dated as of January 1, 1993 (incorporated by reference to
           Exhibit 28 to the registration statement on Form S-3 of Wheelabrator
           Technologies Inc., Registration No. 33-59606)
 10.31     Amendment dated as of January 28, 1994 relating to the International
           Business Opportunities Agreement (incorporated by reference to
           Exhibit 10.19 to the 1993 annual report on Form 10-K of Chemical
           Waste Management, Inc.)
 10.32     Chemical Waste Management, Inc. 1992 Stock Option Plan (incorporated by reference to Exhibit 10.19 to the 1991 annual report on Form 10-K of Chemical Waste Management, Inc.)
 10.33     Amendment dated as of July 10, 1995 to the International Business
           Opportunities Agreement (incorporated by reference to Exhibit 10 to the quarterly report on Form 10-Q of Wheelabrator Technologies Inc.
           for the quarter ended September 30, 1995)
 10.34     Employment Agreement dated as of August 15, 1996 between the registrant and James E. Koenig (incorporated by reference to Exhibit
           10.2 to registrant's report on Form 10-Q for the quarter ended
           September 30, 1996)
 10.35     Employment Agreement dated as of August 15, 1996 between the registrant and Herbert A. Getz (incorporated by reference to Exhibit
           10.3 to registrant's report on Form 10-Q for the quarter ended
           September 30, 1996)
 10.36     Restricted Stock Agreement dated as of August 15, 1996 between the registrant and James E. Koenig (incorporated by reference to Exhibit
           10.4 to registrant's report on Form 10-Q for the quarter ended
           September 30, 1996)
 10.37     Restricted Stock Agreement dated as of August 15, 1996 between the registrant and Herbert A. Getz (incorporated by reference to Exhibit
           10.5 to registrant's report on Form 10-Q for the quarter ended
           September 30, 1996)
 10.38     Letter Agreement dated as of February 17, 1997 between the registrant and Phillip B. Rooney (incorporated by reference to
           Exhibit 10.38 to registrant's 1996 annual report on Form 10-K)
 10.39     Waste Management, Inc. 1997 Equity Incentive Plan (incorporated by reference to Exhibit A to the registrant's Proxy Statement for its
           1997 Annual Meeting of Stockholders)
 10.40     Form of Restricted Stock Award Agreement under the Waste Management,
           Inc. 1997 Equity Incentive Plan
 10.41     Employment Security Agreement dated as of March 11, 1997 between the registrant and John D. Sanford

----------
   *In the case of incorporation by reference to documents filed under the Securities Exchange Act of 1934, the registrant's file number under that Act is 1-7327, Chemical Waste Management, Inc.'s file number under that Act was 1-9253 and Wheelabrator Technologies Inc.'s file number under that Act is 0-14246.

                                      EX-4

           NUMBER AND DESCRIPTION OF EXHIBIT*
           ----------------------------------
 10.42     Supplemental Retirement Benefit Agreement dated as of June 20, 1997 between the registrant and Thomas C. Hau
 10.43     Employment Security Agreement dated as of June 20, 1997 between the registrant and Joseph M. Holsten
 10.44     Restricted Stock Award Certificate dated as of June 20, 1997 between the registrant and Joseph M. Holsten
 11.       None
 12.       None
 13        Inapplicable
 14.       Inapplicable
 15.       Inapplicable
 16.       None
 17.       Inapplicable
 18.       Inapplicable
 19.       Inapplicable
 20.       Inapplicable
 21.       List of subsidiaries of registrant (incorporated by reference to
           Exhibit 21 to registrant's 1996 annual report on Form 10-K)
 22.       Inapplicable
 23.       Consent of Independent Public Accountants
 24.       None
 25.       Inapplicable
 26.       Inapplicable
 27.       None
 28.       Inapplicable
 99.       None

----------
   *In the case of incorporation by reference to documents filed under the Securities Exchange Act of 1934, the registrant's file number under that Act is 1-7327, Chemical Waste Management, Inc.'s file number under that Act was 1-9253 and Wheelabrator Technologies Inc.'s file number under that Act is 0-14246.

                                      EX-5